

CHESAPEAKE
UTILITIES CORPORATION

CHESAPEAKE UTILITIES TEAM TOURS FUTURE SITE
OF SAFETY TOWN FACILITY IN DEBARY, FLORIDA

2022 Annual Report

SAFETY AND EDI MOMENTS REINFORCE PRIORITIES

Safety and equity, diversity and inclusion (EDI) are important aspects of our Company's culture. When we work safely, and we engage our employees in all aspects of our business, we all succeed. One way we continue to reinforce our safety and EDI priorities is by including both a safety and EDI moment at the start of group gatherings. *Here are two examples:*

1 SAFETY MOMENT

In 2022, we established a department dedicated to reducing third-party damage to our pipeline systems, one of the leading causes of pipeline leaks. We educate customers, public officials and excavators about the importance of damage prevention, and those messages are reinforced through training and communication with 811 excavators, facility locating technicians and others. Damage prevention coordinators play an important role in providing team member support to ensure Companywide consistency of locate responses, third-party damage documentation and damage investigation assistance.

2 EDI MOMENT

A cornerstone of our EDI culture, the Company supports voluntary, employee-led employee resource groups (ERGs) as a way for employees to engage with peers while fostering a diverse and inclusive workplace. In 2022, two new ERGs were added, bringing the total number of active groups to eight. Our newest ERGs are DiverseAbilities, which fosters an environment where employees with disabilities or disabled family members are supported, and HOPE (Heartfelt, Open, Prayer, Encouraged), which provides encouragement for life's celebrations and challenges.



LETTER FROM THE PRESIDENT

Dear Fellow Shareholders,

In 2022, Chesapeake Utilities delivered another record year of earnings, providing energy that makes life better for the people and communities we serve. Our financial results again place us in the top performance quartile among our peer group. We also continued to advance safety, employee engagement, customer service and technology objectives: the important business transformation initiatives that will help us continue to serve a growing Mid-Atlantic and Southeast customer base.

While the customer demand for our traditional energy delivery businesses continues to drive significant growth, we recognize both the obligation and opportunity for Chesapeake Utilities to play a role in the transition to lower-carbon energy. We moved forward with several renewable natural gas (RNG) projects during the year, ranging from RNG transport by pipeline and Marlin Gas Services tankers, to the acquisition of Planet Found Energy Development LLC, a poultry waste biogas technology company. Thanks to a lot of hard work by a dedicated team, we had a great year, despite challenging economic conditions, unpredictable weather and a host of supply chain delays. We're proud of our enviable history of success and look forward to a long runway of future growth. We invite you to read more about our accomplishments and opportunities in this report.



JEFF HOUSEHOLDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

In our 16th consecutive year of earnings growth, we persevered through both expected and unexpected challenges. We overcame millions of dollars in increased interest and inflation-related costs. We maneuvered through a number of capital project delays where in-service dates, and the margins associated with the projects, shifted to 2023. Our safety and employee engagement initiatives continued to advance at the same time we onboarded the largest number of new employees in the Company's history. Our business units managed operations and maintenance expenses, integrated several acquisitions and pursued an exacting regulatory agenda.

$90M
in net income, or $5.04 per share in 2022

We met the challenges that 2022 presented and produced earnings of approximately $90M, or $5.04 per share, a 6.6% increase over 2021. And, for the 18th consecutive year, we generated a return on equity exceeding 11%. Our strong financial performance has allowed us to pay dividends for 62 consecutive years, and in 2022, we increased our annualized dividend by 11.5%.



 **NATURAL GAS EXPANSION PROJECT SUPPORTING WILDLIGHT COMMUNITY, YULEE, FLORIDA**

The customer demand for energy services, especially natural gas, continues in all our service areas. For several years, customer additions in our regulated utilities have far exceeded national averages and show little sign of decreasing.



5%
increase in natural gas residential customers

We are fortunate to serve many rural areas and small towns where substantial population migration is driving housing starts and commercial development. In fact, virtually all of the delayed capital projects I mentioned previously are the result of increased demand for natural gas service in these growing areas. They represent approximately $40M in capital investment. Shifting these delayed projects to 2023 could help propel a near-record level of capital investment this year.

Our commitment to identify prudent investments in renewable energy also continued in 2022 with capital outlays in RNG pipelines, RNG transport by Marlin Gas Services, the acquisition of a poultry waste technology company and execution of an agreement to build a dairy waste RNG facility in Florida.

I'm pleased that we continue to drive substantial investment growth while producing equity returns that consistently rank among industry leaders in a company where approximately 80% of our total assets are regulated. In many ways, 2022 was the type of year Chesapeake Utilities shareholders have come to expect.

Over the past decades, you've seen us invest wisely and manage our businesses carefully to consistently deliver top-quartile performance regardless of the economic landscape, market environment or operational challenges we might encounter. I think that's a validation of two things.

First, we have great employees. You simply cannot achieve the long history of Chesapeake Utilities' success without engaged people focused on delivering service to customers and finding creative ways to grow the business. Second, we have an effective long-term growth strategy that dates back to 2004. It's not complicated: optimize earnings in our stable, regulated energy delivery businesses, and invest in related non-regulated businesses that provide opportunities to achieve consolidated returns above regulated limits. It's easy to say and a little more complicated to pull off. We've now done it for 18 years in a row.

Our growth hasn't been luck; it's been intentional. Fourteen years ago, Chesapeake Utilities was a $215M market capitalization company. As I write this letter, we are hovering around $2.2B.

Our asset growth has followed the same trajectory. Without doubt, we have been the beneficiaries of our geography. We operate in service territories where populations have grown and continue to grow, and customers want the energy delivery services we provide. But, we have also been deliberate about putting our Company in a position to invest in system and service expansions to serve that population growth. Our natural gas businesses have converted hundreds of customers previously using high-carbon emission fuels such as coal, oil and wood chips. And, we have been disciplined: not growth just to get bigger, but prudent growth that serves customers, promotes community economic development, reduces local communities' carbon footprints and provides a return to shareholders.

We are evaluating renewable investment opportunities utilizing the same disciplined approach to assessing strategic fit and economic viability as we would any of our traditional project investments. We look for opportunities to leverage our natural gas pipeline infrastructure and compressed natural gas tanker assets to provide a pathway to market for RNG.



EXPANDING SERVICES WITH A NEW SHARP AUTOGAS STATION, DUNN, NORTH CAROLINA

Perhaps less obvious than the results we are reporting for 2022 are the significant steps we took to support future growth over many years to come. Here are a few examples. We have a robust Board-level strategic planning process that consistently looks forward at least five years. Our Business Development teams are highly focused on identifying opportunities that align with our strategic objectives. In 2022, we added several potential projects to our development funnel that could materialize over the next several years. We've also continued to focus on margins. In 2022, our businesses achieved a record year of adjusted gross margin growth, generating an incremental $37M in 2022 compared to 2021 – our second year in a row to register adjusted gross margin growth of more than $30M. The significant margin growth trend is expected to continue in 2023 as new rates from our Florida natural gas rate case are implemented. The case resulted in approximately $17M of annualized margin adjustment. Our cost management efforts have been successful in getting a healthy percentage of our incremental margins to the bottom line.

> *We've doubled the size of our company three times since 2008.*

Our strategic plan has us on a path to achieve significant growth over the next few years. While such growth is never a certainty, what is certain is that no growth plan is achievable without an engaged, diverse and talented workforce focused on continuously evolving and improving our business practices. We also benefit from an experienced and diverse Board of Directors.

The Board has played an essential role in setting the strategic objectives that have propelled our successful, historic performance and are guiding our future growth.

Our Board's insight, award-winning governance practices, input on the strategic plan and direction have proven essential to our continued success. After the Annual Meeting of Stockholders in May of 2023, the following directors will no longer be serving on the Board. John Schimkaitis retired as the CEO of Chesapeake Utilities Corporation in 2010. He joined the Board in 1996, and has served as our Board Chair for almost eight years. He also served as Vice Chair of the Board from 2010 to 2015. Dianna Morgan joined our Board in 2008 and has chaired our Compensation Committee for almost seven years. Calvert Morgan, Jr. joined the Board in 2000 and has served as the Chair of the Corporate Governance Committee since 2006. The contributions of these directors to our Company are immeasurable. We will miss their wisdom and counsel. We wish them well.

I'm excited by the prospects for future investment to serve customer demand in our traditional energy delivery businesses, as well as the many opportunities to help lead the transition to a lower-carbon energy market. We are well positioned for continued success. Thank you for your interest in Chesapeake Utilities. It's a privilege to serve our shareholders.

Sincerely,

Jeff Householder
President and Chief Executive Officer

 



RECOGNIZED FOR EXCELLENCE IN CORPORATE GOVERNANCE

JEFF HOUSEHOLDER DISCUSSES OUR CULTURE AND VALUES AFTER THE COMPANY WAS NAMED BEST FOR CORPORATE GOVERNANCE IN THE U.S. BY WORLD NEWS MEDIA LTD.'S WORLD FINANCE PUBLICATION.

Financial Highlights

Dollars in thousands, except per share data.	2022	2021	2022/2021 % CHANGE	2020	2021/2020 % CHANGE
ADJUSTED GROSS MARGIN*	$ 420,198	$ 383,017	10%	$ 350,260	9%
OPERATING INCOME FROM CONTINUING OPERATIONS	$ 142,933	$ 131,112	9%	$ 112,723	16%
INCOME FROM CONTINUING OPERATIONS	$ 89,796	$ 83,467	8%	$ 70,642	18%
NET INCOME	$ 89,796	$ 83,466	8%	$ 71,498	17%
DILUTED EARNINGS PER SHARE					
From Continuing Operations	$ 5.04	$ 4.73	7%	$ 4.21	12%
Consolidated	$ 5.04	$ 4.73	7%	$ 4.26	11%
ANNUALIZED DIVIDENDS PER SHARE	$ 2.14	$ 1.92	11%	$ 1.76	9%
TOTAL ASSETS	$ 2,215,037	$ 2,114,869	5%	$ 1,932,487	9%
STOCKHOLDERS' EQUITY	$ 832,801	$ 774,130	8%	$ 697,085	11%
OTHER					
EMPLOYEES AT YEAR-END	1,034	1,007	3%	947	6%
SHARES OUTSTANDING AT YEAR-END	17,741,418	17,655,410	0%	17,461,841	1%
AVERAGE DISTRIBUTION CUSTOMERS	309,915	287,314	8%	277,580	4%

* Adjusted Gross Margin is a non-GAAP measure. A reconciliation from GAAP Gross Margin to Adjusted Gross Margin is included in the Annual Report on Form 10-K.

AVERAGE ANNUAL SHAREHOLDER RETURN



 

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS



16yrs
of Consecutive Earnings Growth

AVERAGE RETURN ON EQUITY FROM CONTINUING OPERATIONS



Consistently Generating ROEs in Excess of
11%

5-YEAR CAPITAL EXPENDITURES BY BUSINESS



$1.05B
Capital Expenditures 2018-2022

NATURAL GAS DISTRIBUTION	34%
NATURAL GAS TRANSMISSION	32%
ELECTRIC DISTRIBUTION	5%
PROPANE DISTRIBUTION	13%
RENEWABLE ENERGY	2%
OTHER UNREGULATED ENERGY	12%
OTHER	2%



89% CAPITAL INVESTMENTS   11% ACQUISITIONS

ANNUALIZED DIVIDENDS PER SHARE



5-year Dividend CAGR[1] of
10.5%

[1]compound annual growth rate

2022 AT A GLANCE

9.7%
growth in adjusted gross margin

7.6%
growth in net income

16th
consecutive year of earnings per share growth*

11.1%
return on equity, marking the **18th consecutive year** with an ROE above 11%

$141M
invested in capital projects, with more than **$1.05B** invested over the last 5 years

$2.2B
in total assets at year-end

11.5%
increase in the annual dividend rate, marking the **19th consecutive year** increasing the dividend

51%
equity as a percentage of total capitalization at year-end

11.5%
or more annualized total shareholder return over the last 3-, 5- and 10-year periods

* Excludes TCJA impact in 2017

Organizational Imperatives

Chesapeake Utilities identified five organizational imperatives, a set of priority areas, that we focus on to succeed:

1 **SAFETY**	2 **TEAM**	3 **SERVICE**	4 **IMPROVE**	5 **GROW**

They are in the order we find most important: **Safety** first, always. Take care of our employees, our **Team**; nothing happens without great employees. Provide excellent **Service** to customers and the communities where we live and work. **Improve**, every day, get a little better at what we do. And, finally, if you want to **Grow**, you must take care of the first four imperatives.

 **EDUCATING THE RISK, HEALTH AND SAFETY TEAM AT OUR SAFETY TOWN FACILITY, DOVER, DELAWARE**

 



**WE CARE.
PUT PEOPLE FIRST.
KEEP THEM SAFE.**

KEEPING OUR COMMUNITIES SAFE,
WEST PALM BEACH, FLORIDA

SAFETY

Protecting people, safeguarding our communities and securing our assets are at the heart of our operating culture, and we are committed to putting employee, customer and community safety at the forefront of everything we do. This philosophy aligns with one of our core values:

> *"We care. Put people first. Keep them safe."*

Over the years, we have received a number of industry safety awards, and our operating units have built a solid historical safety performance record. Participating in an industry peer group helped us assess our operational safety culture and capabilities, and an external safety management group helped us better understand our processes and safety-related organizational structure. Our leadership team committed to devoting the time and resources required to refine traditional operating practices, provide enhanced training and embrace a safety-centric culture.

Staking out an industry-leading safety position requires an intentional implementation of processes that fundamentally change operating practices and how we think about performing work. One of the key elements of our safety culture is empowering all employees to stop a job or process if there are safety concerns, even if doing so could lead to delays and cost increases. Supporting safe operations is the priority in a culture where safety drives every decision.

We are implementing a framework of data-driven policies, practices and training that communicates intentions and provides tangible safety-related tools that help reinforce our safety culture and best practices. Here are a few examples of our efforts in 2022.

At the Board of Directors' level, we expanded our enterprise risk management (ERM) process. Leveraging the Board's interest in identifying and mitigating enterprise risk as a launching point, we increased the sophistication of our top-down, bottom-up quarterly assessments, providing better risk-related data and expanding the focus on risk mitigation planning.

To better support the development of coordinated risk, health and safety initiatives across the enterprise, we formed a new organizational unit at the officer level. The Risk, Health and Safety Team is focused on establishing an enterprise safety



OUR EIGHT FLAGS COMBINED HEAT AND POWER PLANT ON AMELIA ISLAND, FLORIDA, HAS OPERATED FOR SIX STRAIGHT YEARS WITHOUT AN INJURY OR SUBSTANTIVE SAFETY INCIDENT, A TIME PERIOD THAT INCLUDED, IN 2022, A SCHEDULED COMPLETE REPLACEMENT OF THE GAS TURBINE.

 

program based on the ANSI/API Recommended Practice 1173 (an industry-standard protocol for developing a safety management system). One of the central features of leading safety programs is collecting and analyzing incident, near-miss and other data that drive decision-making; a new safety data management system to help us do that will go live in 2023. The centralized collection of risk and safety data from across the Company will enable focused tactics to identify and mitigate risks and hazards, prioritize training, adjust traditional processes, select equipment and take other actions to improve safety.

We also adjusted the safety organizational structure in our operational units, moving away from individual unit silos and toward standardized, enterprisewide practices. An Executive Safety Team was formed, and safety accountability measures were added to the leadership team's performance goals. We started reporting and tracking near-miss events in 2022, and our Executive Safety Committee now reviews near-miss circumstances and safety incidents.

A consolidated Enterprise Safety Handbook, completed in 2022, will form the basis for future enterprise safety program training and establishes a safety governance model and framework designed to move the Company toward an integrated risk assessment/ mitigation and continuous improvement orientation.

We continued to advance our gas operational safety training with hands-on learning and skills development opportunities at our Dover, Delaware, Safety Town facility. A second Safety Town will be constructed in DeBary, Florida, in 2023.

In our ongoing work to keep our pipeline system safe, we established an organizational unit dedicated to reducing and preventing third-party damage to our pipeline systems and are subsequently working with local contractors and customers to significantly reduce the number of pipeline breaks. We're also exploring the possibility of utilizing satellites and spectral imaging technology to identify methane leaks in natural gas systems. The technology may provide opportunities to more quickly identify and repair even small leaks at a meter site. Both the damage prevention and enhanced leak detection initiatives improve system safety and offer substantive contributions to achieving emissions reductions objectives.



TRAINING FIRST RESPONDERS,
NASSAU COUNTY, FLORIDA



SIMULATING GAS METER ASSESSMENT,
SAFETY TOWN, DOVER, DELAWARE



OPERATING SAFELY,
WINTER HAVEN, FLORIDA

TEAM

It's always been clear that our long-term success is highly dependent on the engagement, skills and entrepreneurial spirit of Chesapeake Utilities' employees. We have increased our efforts over the past couple of years to ensure that we can attract, develop and retain talent. With safety taking priority, outlined below are a few significant additional steps we are taking to sustain the empowered, creative team that will live our values and achieve our vision.



CHESAPEAKE SPEAKS

In 2021 we retained a global analytics firm to help guide our employee engagement initiative. One of the principal objectives was to make sure we were really listening to what employees were saying. Our 2022 Chesapeake Speaks survey, team meetings and focus groups helped us identify ways to better meet the expectations of employees who understand the importance of what we do every day. Providing safe, reliable energy to the communities we serve is meaningful and purposeful work. We've increased our efforts to connect each of our team members with the Company's long-term strategic objectives and our transition to a lower-carbon society. We activated a new learning management system to provide increased employee skills development and training, and a new employee recognition process is being implemented to provide a more consistent approach to acknowledge efforts of our team members.



ENGAGING EMPLOYEES THROUGH LEADERSHIP, DOVER, DELAWARE

As we have returned to something approaching "normal" operations, many of our team members continue to work a remote or hybrid schedule. During the pandemic, we substantially upgraded our communications platforms to support remote work and ensured that each team member had the technology and tools necessary to connect. An internal employee news site, "CPK Momentum," was introduced to share information about programs, projects and topics of employee interest. Our monthly CEO town hall meetings, launched during the pandemic, have become a permanent part of our communication plan.

We resumed in-person business update meetings, not only to share operational and strategic information, but also to strengthen our culture, develop relationships and exchange ideas.

Our work to expand employee engagement activities also provided opportunities to accelerate the Company's ongoing equity, diversity and inclusion (EDI) initiatives. We created an officer-level EDI position to expand our focus on related policy implementation, training, communications and program development. There are now eight ERGs active in the Company, with membership based on similar interests or diversity aspects. These groups provide opportunities for personal and professional development, networking and service.



Achieved

81%

participation in our Chesapeake Speaks Survey

We have revised our recruiting and candidate interview process leading to a significant increase in diverse applicants, because we know that a culture of caring, inclusion and equity is central to attracting and retaining talented employees. The Board and management team are committed to overseeing and supporting a diverse employee environment where every team member feels included and has the opportunity to succeed.



34% OF OUR MANAGERS ARE WOMEN, AND 23% OF OUR EMPLOYEES ARE ETHNICALLY OR RACIALLY DIVERSE.

CHESAPEAKE UTILITIES LEADERS AT FLORIDA PUBLIC UTILITIES HEADQUARTERS, YULEE, FLORIDA

ORGANIZATIONAL IMPERATIVES

SERVICE

Our mission statement says it best:

> *"We deliver energy that makes life better for the people and communities we serve."*

Serving customers and supporting the places where our customers and our employees live and work is central to what we do. As energy markets evolve and the economy continues to change, focusing on reliable, affordable service has never been more important.

Over the past several years, we have been working hard to ensure the long-term reliability of our energy delivery systems. Continued customer growth, extreme weather and updated infrastructure have guided our investments and process improvements. The addition of several thousand natural gas distribution customers on the Delmarva Peninsula, for example, has necessitated compressor additions and facility looping on our upstream Eastern Shore Natural Gas (ESNG) transmission system to meet both growing baseload and seasonal peak demand requirements. Our system investments on the Delmarva Peninsula and in Florida and Ohio are meeting the increasing demand and ensuring reliable service even during periods of extreme cold.

In 2022, we completed a 10-year program, investing more than $200M to replace all the bare steel pipe in our Florida distribution systems. We have planned additional facility reliability/safety investments for ESNG, Elkton Gas and Aspire Energy of Ohio and recently filed for a second phase of facility upgrades in Florida in 2023. Our Marlin Gas Services compressed natural gas (CNG) transport business is a proven temporary virtual pipeline solution to ensure critical service continuity for customers on transmission or distribution systems. We are also investing in hardening our electric systems to minimize recovery time for customers after major storms.

Completed a
353
mile program
in Florida to
replace all bare
steel pipe



 **MARLIN GAS SERVICES OFFERS VIRTUAL PIPELINE SOLUTIONS, SPRING HILL, FLORIDA**

To deliver the technology-centric, increasingly self-service experience that many customers expect, we are upgrading our customer information and billing systems (CIS). For propane customers, we installed a new version of our billing and delivery routing and telephone systems; and expanded digital capabilities on the customer portal will be completed this year. For our regulated utility Customer Care unit, a new telephone system is in place, and we have contracted for a complete replacement of our two legacy regulated utility CIS platforms in the Delmarva and Florida regions. Over the next few years, we will also implement a new work order management and dispatch system.

These technology upgrades will significantly expand our ability to meet customer expectations and improve our internal operational efficiency. We have authorization in each of our three state-regulated jurisdictions to either capitalize or defer non-capital technology costs to the next rate case proceeding.

As the energy industry continues to evolve, we believe those companies focused on delivering great customer service will be in the best position to thrive and succeed. Keeping technology up to date is critical, but it's people – our employees – who make the real difference in serving customers and meeting their expectations for many years to come. We're expanding our call centers; providing an elevated training program for front-line customer service representatives; and simplifying policies and processes, both in the office and in the field.

We're also expanding the services we provide to our shareholders and investors. It's important that investors and other stakeholders hear our story and have timely access to Company information, such as that found in our Sustainability Report. The report outlined and



quantified our numerous ongoing environmental, safety, employee engagement and community service initiatives. Our Company has a long, award-winning corporate governance history, providing transparency that earns shareholder trust. We continued that legacy in 2022 when we were recognized by World News Media Ltd. as Best in Corporate Governance in the U.S.



SERVING CUSTOMERS WITH TECHNOLOGY, WINTER HAVEN, FLORIDA



SERVING A NEW CUSTOMER, MARIANNA, FLORIDA



EARNING SHAREHOLDER TRUST, MIDDLETOWN, DELAWARE

ORGANIZATIONAL IMPERATIVES

IMPROVE

Get better every day. It's a simple objective, but one we take seriously. A few years ago, we started thinking about the ways our operational and corporate support processes would need to evolve to meet the requirements of a rapidly growing business. Many of the safety, technology and customer service enhancements already mentioned in this report are a direct result of those discussions. Across the Company, our teams are systematically working to ensure that "the way we do business" supports a larger and more organizationally complex enterprise.



⚲ PLANNING FOR THE FUTURE, SUSSEX COUNTY, DELAWARE



⚲ IMPROVING PROCESSES, MARIANNA, FLORIDA

We are following a straight-forward approach to continuous operational improvement focused on: standardization, collaboration, automation and simplification.

The fundamentals matter.

- We've reorganized our business units to reduce operating silos, improve collaboration across units and look for opportunities to standardize everything from how we build service interconnects to the way we evaluate employee performance.

- We expect to make $900M to $1.1B in capital investments from 2021 through 2025.

- We pulled our natural gas engineering and facility construction teams together in one unit and significantly increased our project management capabilities.

- Our business information system teams have systematically increased the Company's cybersecurity defenses, network reliability and internal communications capabilities.

- Our accounting and legal teams have worked to understand the contractual structures, tax implications and accounting treatments associated with transactions, such as renewable energy projects, that are new to the Company.

There are numerous other examples of our efforts to get the fundamentals right and ensure we continue to achieve our long history of growth and success.

 



STANDARDIZATION.
COLLABORATION.
AUTOMATION.
SIMPLIFICATION.
CONTINUOUS IMPROVEMENTS,
DOVER, DELAWARE

GROW

In 2018, Chesapeake Utilities released its first guidance outlook to investors with a projection of capital investment and earnings per share (EPS) for the five-year period ending in 2022. Both our initial five-year capital investment and EPS projections would have placed us in the upper quartile of our peer group for capital spending compared to total capitalization and earnings growth. However, by the end of 2019, it was clear that we would likely exceed the 2022 EPS target. We provided an updated 2022 guidance range, and the capital guidance remained unchanged.

In 2021, we recognized that we would reach the low end of our five-year capital guidance range a year early and, as a result, established an updated five-year projection for the years 2021-2025. Capital investment was again set at $750M to $1B for the new period and EPS was projected between $6.05 to $6.25 for 2025.

Our 2022 results place us well down the path toward the 2025 guidance targets. Capital investment for 2021 and 2022 totaled $369M, and it appears we could have another strong investment year in 2023. Over the initial guidance period, 2017-2022, we invested $1.1B. Our $5.04 (diluted) EPS result for 2022 represents an 11.75% annual growth rate from our 2017 EPS. Given our performance in 2021 and 2022, along with our positive outlook over the next few years, we raised our capital investment guidance to $900M to $1.1B for the 2021 to 2025 period and our long-term EPS guidance to $6.15 to $6.35 for 2025.

One of the reasons for our strong historical growth is the population increase in our Delmarva and Florida service territories. Our utility customer additions have consistently ranked well above (more than double) national average growth rates. And they continue to climb.

> *We added over 8,400 new natural gas residential customers in 2022, a 5% increase over 2021.*

The growth in utility customers is driving distribution system investments, but also investments in upstream infrastructure on our transmission systems to ensure sufficient capacity is available to meet customer demand. We continued investment in pipeline replacements and facility upgrades on all of our systems, with additional capital investments scheduled over the next several years.



 DRIVING GROWTH, DEBARY, FLORIDA

Sharp
Energy added

20K+

new propane
accounts
since 2020

Our propane business continued its growth through organic additions and acquisitions, adding over 20,000 new propane accounts during the year. Marlin Gas Services had a record margin year transporting CNG and RNG.

Aspire Energy of Ohio completed new interconnect points with producers to transport natural gas to local distributors. Our electric systems in Florida added customers and established the regulatory plan to invest in storm-hardening projects, which allows for immediate cost recovery.

We also continued to move forward with our renewable energy investment strategy. In 2021, Aspire Energy of Ohio constructed a 33-mile pipeline that transports RNG from an Ohio landfill to our gathering system. We constructed a CNG/RNG interconnection receipt point on our Peninsula Pipeline Company transmission system in Nassau County, Florida, that provides a path to market for renewable gas producers and enables us to utilize RNG at our Eight Flags Combined Heat and Power (CHP) plant on Amelia Island, Florida. Marlin Gas Services used the new receipt point to deliver almost 1,000 trailer loads of RNG from a landfill to our transmission system. We acquired a poultry waste biogas technology company, Planet Found, to provide in-house facility design and operations expertise. The acquisition enhances our opportunity to continue development of RNG production facilities in our service territories. We also executed an agreement in north central Florida that will allow us to construct, own and operate a dairy waste RNG facility. Finally, we continue to advance our sustainable energy investments in hydrogen fuel blending at our Eight Flags facility. After our pilot test in early 2022 and turbine upgrade, we are planning a second phase hydrogen test in 2023.

Chesapeake Utilities has a long history of identifying and executing opportunities to prudently invest capital. We have a strategic approach to capital deployment, including an eyes-wide-open view of project risk. Growing customer demand will continue to drive significant investment in our traditional businesses. There are exciting opportunities to leverage our existing energy delivery assets to support the transition to a lower-carbon future. We also look forward to the growth potential associated with the emerging market for renewable and sustainable energy. **Our Company is well positioned to play a leading role in delivering reliable, affordable energy for generations to come.**



MANAGING PIPELINE CONSTRUCTION,
SOUTHEAST FLORIDA



DELIVERING PROPANE WITH SHARP ENERGY,
POCOMOKE CITY, MARYLAND



MONITORING EIGHT FLAGS CHP PLANT SYSTEM,
AMELIA ISLAND, FLORIDA















Board of Directors

AS OF MARCH 9, 2023

The Board of Directors of Chesapeake Utilities Corporation provides guidance and insight for the entire Company, leveraging their diverse experiences and leadership expertise to strengthen our business and long-term strategic focus.

JOHN R. SCHIMKAITIS*
Chair of the Board
Investment Committee Member

LISA G. BISACCIA
Compensation Committee Member

THOMAS J. BRESNAN
Audit Committee Chair and Investment Committee Member

RONALD G. FORSYTHE, JR.
Audit Committee Member and Compensation Committee Member

STEPHANIE N. GARY
Audit Committee Member

THOMAS P. HILL, JR.
Audit Committee Member and Investment Committee Member



JEFF HOUSEHOLDER
President and CEO
Chesapeake Utilities Corporation
Investment Committee Chair



DENNIS S. HUDSON, III
Audit Committee Member and
Corporate Governance
Committee Member



LILA A. JABER
Corporate Governance
Committee Member and
Investment Committee Member



PAUL L. MADDOCK, JR.
Compensation Committee Member
and Corporate Governance
Committee Member



CALVERT A. MORGAN, JR.*
Corporate Governance Committee Chair,
Compensation Committee Member and
Investment Committee Member



DIANNA F. MORGAN*
Compensation Committee Chair
and Corporate Governance
Committee Member



SHEREE M. PETRONE
Compensation Committee Member
and Investment Committee Member

* The following directors, each of whom has contributed significantly to the growth of our Company, will end their service on the Board in May of 2023 after the Annual Meeting of Stockholders.

John R. Schimkaitis,
27 years of service**
Chair, Board of Directors, 2015-2023; Vice Chair, Board of Directors, 2010-2015; member, Investment Committee, 2016-2023

Calvert A. Morgan, Jr.,
23 years of service**
Chair, Corporate Governance Committee, 2006-2023; member, Compensation Committee, 2000-2023; member, Corporate Governance Committee, 2003-2023; member, Investment Committee, 2016-2023

Dianna F. Morgan,
14 years of service**
Chair, Compensation Committee, 2016-2023; member, Compensation Committee, 2008-2023; member, Corporate Governance Committee, 2019-2023

**Based on service through May 2023.

CPK

LISTED

NYSE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended: December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number: 001-11590

CHESAPEAKE UTILITIES CORPORATION
(Exact name of registrant as specified in its charter)

State of Delaware **(State or other jurisdiction of** **incorporation or organization)**	**51-0064146** **(I.R.S. Employer** **Identification No.)**

500 Energy Lane, Dover, Delaware 19901
(Address of principal executive offices, including zip code)

302-734-6799
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock—par value per share $0.4867	CPK	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common shares held by non-affiliates of Chesapeake Utilities Corporation as of June 30, 2022, the last business day of its most recently completed second fiscal quarter, based on the last sale price on that date, as reported by the New York Stock Exchange, was approximately $2.2 billion.

The number of shares of Chesapeake Utilities Corporation's common stock outstanding as of February 17, 2023 was 17,741,418.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Chesapeake Utilities Corporation Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference in Part II and Part III hereof.

CHESAPEAKE UTILITIES CORPORATION

FORM 10-K

YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

GLOSSARY OF DEFINITIONS

ASC: Accounting Standards Codification issued by the FASB

Adjusted Gross Margin: a non-GAAP measure calculated by deducting the purchased cost of natural gas, propane and electricity and the cost of labor spent on direct revenue-producing activities from operating revenues. The costs included in Adjusted Gross Margin exclude depreciation and amortization and certain costs presented in operations and maintenance expenses in accordance with regulatory requirements

Aspire Energy: Aspire Energy of Ohio, LLC, a wholly-owned subsidiary of Chesapeake Utilities

Aspire Energy Express: Aspire Energy Express, LLC, a wholly-owned subsidiary of Chesapeake Utilities

ASU: Accounting Standards Update issued by the FASB

ATM: At-the-market

CARES Act: Coronavirus Aid, Relief, and Economic Security Act

CDC: U.S. Centers for Disease Control and Prevention

CDD: Cooling Degree-Day

CFG: Central Florida Gas Company, a division of Chesapeake Utilities

Chesapeake or Chesapeake Utilities: Chesapeake Utilities Corporation, its divisions and subsidiaries, as appropriate in the context of the disclosure

CHP: Combined Heat and Power Plant

Company: Chesapeake Utilities Corporation, its divisions and subsidiaries, as appropriate in the context of the disclosure

COVID-19: An infectious disease caused by a coronavirus

CNG: Compressed natural gas

Davenport Energy: An entity from whom we acquired certain propane operating assets in North Carolina.

Degree-day: Measure of the variation in the weather based on the extent to which the average daily temperature (from 10:00 am to 10:00 am) falls above (CDD) or below (HDD) 65 degrees Fahrenheit

Delmarva Peninsula: A peninsula on the east coast of the U.S. occupied by Delaware and portions of Maryland and Virginia

Diversified Energy: Diversified Energy Company an entity from whom we acquired certain propane operating assets in North Carolina, South Carolina, Virginia, and Pennsylvania

DRIP: Dividend Reinvestment and Direct Stock Purchase Plan

Dt(s): Dekatherm(s), which is a natural gas unit of measurement that includes a standard measure for heating value

Dts/d: Dekatherms per day

Eastern Shore: Eastern Shore Natural Gas Company, a wholly-owned subsidiary of Chesapeake Utilities

Eight Flags: Eight Flags Energy, LLC, a wholly-owned subsidiary of Chesapeake Utilities

Elkton Gas: Elkton Gas Company, a wholly-owned subsidiary of Chesapeake Utilities

Escambia Meter Station: A natural gas metering station owned by Peninsula Pipeline Company located in Escambia County, Florida

ESG: Environmental, Social and Governance

FASB: Financial Accounting Standards Board

FERC: Federal Energy Regulatory Commission

FGT: Florida Gas Transmission Company

Florida OPC: The Office of Public Counsel, an agency established by the Florida legislature who advocates on behalf of Florida's utility consumers prior to actions or rule changes

FPU: Florida Public Utilities Company, a wholly-owned subsidiary of Chesapeake Utilities

GAAP: Generally Accepted Accounting Principles

Guernsey Power Station: Guernsey Power Station, LLC, a partner with Aspire Energy Express in the construction of a power generation facility in Ohio

GRIP: Gas Reliability Infrastructure Program

Gross Margin: a term under U.S. GAAP which is the excess of sales over costs of goods sold

Gulfstream: Gulfstream Natural Gas System, LLC, an unaffiliated pipeline network that supplies natural gas to FPU

HDD: Heating Degree-Day

LNG: Liquefied Natural Gas

Marlin Gas Services: Marlin Gas Services, LLC, a wholly-owned subsidiary of Chesapeake Utilities

MetLife: MetLife Investment Advisors, an institutional debt investment management firm, with which we have previously issued Senior Notes and which is a party to the current MetLife Shelf Agreement, as amended

MGP: Manufactured gas plant, which is a site where coal was previously used to manufacture gaseous fuel for industrial, commercial and residential use

MW: Megawatt, which is a unit of measurement for electric power or capacity

NOL: Net operating losses

Peninsula Pipeline: Peninsula Pipeline Company, Inc., a wholly-owned subsidiary of Chesapeake Utilities

Peoples Gas: Peoples Gas System, an Emera Incorporated subsidiary

Prudential: Prudential Investment Management Inc., an institutional investment management firm, with which we have previously issued Senior Notes and which is a party to the current Prudential Shelf Agreement, as amended

PSC: Public Service Commission, which is the state agency that regulates utility rates and/or services in certain of our jurisdictions

Revolver: Our $400.0 million unsecured revolving credit facility with certain lenders

RNG: Renewable natural gas

Sandpiper Energy: Sandpiper Energy, Inc., a wholly-owned subsidiary of Chesapeake Utilities

SEC: Securities and Exchange Commission

Senior Notes: Our unsecured long-term debt issued primarily to insurance companies on various dates

Sharp: Sharp Energy, Inc., a wholly-owned subsidiary of Chesapeake Utilities

Shelf Agreement: An agreement entered into by Chesapeake Utilities and a counterparty pursuant to which Chesapeake Utilities may request that the counterparty purchase our unsecured senior debt with a fixed interest rate and a maturity date not to exceed 20 years from the date of issuance

Shelf Notes: Unsecured senior promissory notes issuable under the Shelf Agreement executed with various counterparties

SICP: 2013 Stock and Incentive Compensation Plan

SOFR: Secured Overnight Financing Rate, a secured interbank overnight interest rate established as an alternative to LIBOR

TCJA: Tax Cuts and Jobs Act enacted on December 22, 2017

TETLP: Texas Eastern Transmission, LP, an interstate pipeline interconnected with Eastern Shore's pipeline

Transco: Transcontinental Gas Pipe Line Company, LLC

Uncollateralized Senior Notes: Our unsecured long-term debt issued primarily to insurance companies on various dates

U.S.: The United States of America

PART I

References in this document to "Chesapeake," "Chesapeake Utilities," the "Company," "we," "us" and "our" mean Chesapeake Utilities Corporation, its divisions and/or its subsidiaries, as appropriate in the context of the disclosure.

Safe Harbor for Forward-Looking Statements

We make statements in this Annual Report on Form 10-K (this "Annual Report") that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. One can typically identify forward-looking statements by the use of forward-looking words, such as "project," "believe," "expect," "anticipate," "intend," "plan," "estimate," "continue," "potential," "forecast" or other similar words, or future or conditional verbs such as "may," "will," "should," "would" or "could." These statements represent our intentions, plans, expectations, assumptions and beliefs about future financial performance, business strategy, projected plans and objectives of the Company. Forward-looking statements speak only as of the date they are made or as of the date indicated and we do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise. These statements are subject to many risks and uncertainties. In addition to the risk factors described under *Item 1A, Risk Factors*, the following important factors, among others, could cause actual future results to differ materially from those expressed in the forward-looking statements:

- state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed and the degree to which competition enters the electric and natural gas industries;
- the outcomes of regulatory, environmental and legal matters, including whether pending matters are resolved within current estimates and whether the related costs are adequately covered by insurance or recoverable in rates;
- the impact of climate change, including the impact of greenhouse gas emissions or other legislation or regulations intended to address climate change;
- the impact of significant changes to current tax regulations and rates;
- the timing of certification authorizations associated with new capital projects and the ability to construct facilities at or below estimated costs, and within estimated timeframes;
- changes in environmental and other laws and regulations to which we are subject and environmental conditions of property that we now, or may in the future, own or operate;
- possible increased federal, state and local regulation of the safety of our operations;
- the inherent hazards and risks involved in transporting and distributing natural gas, electricity and propane;
- the economy in our service territories or markets, the nation, and worldwide, including the impact of economic conditions (which we do not control) on demand for natural gas, electricity, propane or other fuels;
- risks related to cyber-attacks or cyber-terrorism that could disrupt our business operations or result in failure of information technology systems or result in the loss or exposure of confidential or sensitive customer, employee or Company information;
- adverse weather conditions, including the effects of hurricanes, ice storms and other damaging weather events;
- customers' preferred energy sources;
- industrial, commercial and residential growth or contraction in our markets or service territories;
- the effect of competition on our businesses from other energy suppliers and alternative forms of energy;
- the timing and extent of changes in commodity prices and interest rates;
- the effect of spot, forward and future market prices on our various energy businesses;
- the extent of our success in connecting natural gas and electric supplies to our transmission systems, establishing and maintaining key supply sources, and expanding natural gas and electric markets;
- the creditworthiness of counterparties with which we are engaged in transactions;
- the capital-intensive nature of our regulated energy businesses;
- our ability to access the credit and capital markets to execute our business strategy, including our ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general economic conditions;
- the ability to successfully execute, manage and integrate a merger, acquisition or divestiture of assets or businesses and the related regulatory or other conditions associated with the merger, acquisition or divestiture;
- the impact on our costs and funding obligations, under our pension and other post-retirement benefit plans, of potential downturns in the financial markets, lower discount rates, and costs associated with health care legislation and regulation;
- the ability to continue to hire, train and retain appropriately qualified personnel;
- the availability of, and competition for, qualified personnel supporting our natural gas, electricity and propane businesses;
- the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; and

- the impacts associated with a pandemic, including the duration and scope of the pandemic the corresponding impact on our supply chains, our personnel, our contract counterparties, general economic conditions and growth, the financial markets and any costs to comply with governmental mandates.

ITEM 1. Business.

Corporate Overview and Strategy

Chesapeake Utilities Corporation is a Delaware corporation formed in 1947 with operations primarily in the Mid-Atlantic region, North Carolina, South Carolina, Florida and Ohio. We are an energy delivery company engaged in the distribution of natural gas, electricity and propane; the transmission of natural gas; the generation of electricity and steam, and in providing related services to our customers. Our strategy is focused on growing earnings from a stable regulated energy delivery foundation and investing in related businesses and services that provide opportunities for returns greater than traditional utility returns. We seek to identify and develop opportunities across the energy value chain, with emphasis on midstream and downstream investments that are accretive to earnings per share, consistent with our long-term growth strategy and create opportunities to continue our record of top tier returns on equity relative to our peer group. The Company's growth strategy includes the continued investment and expansion of the Company's regulated operations that provide a stable base of earnings, as well as investments in other related non-regulated businesses and services including sustainable energy initiatives. By investing in these related business and services, the Company creates opportunities to sustain its track record of higher returns, as compared to a traditional utility.

Currently, the Company's growth strategy is focused on the following platforms, including:

- Optimizing the earnings growth in our existing businesses, which includes organic growth, territory expansions, and new products and services as well as increased opportunities to transform the Company with a focus on people, process, technology and organizational structure.
- Identification and pursuit of additional pipeline expansions, including new interstate and intrastate transmission projects.
- Growth of Marlin Gas Services' CNG transport business and expansion into LNG and RNG transport services as well as methane capture.
- Identifying and undertaking additional strategic propane acquisitions that provide a larger foundation in current markets and expand our brand and presence into new strategic growth markets.
- Pursuit of growth opportunities that enable us to utilize our integrated set of energy delivery businesses to participate in sustainable energy opportunities.

Operating Segments

We conduct operations within two reportable segments: Regulated Energy and Unregulated Energy. The remainder of our operations is presented as "Other businesses and eliminations." These segments are described below in detail.

Regulated Energy

Overview

Our regulated energy businesses are comprised of natural gas and electric distribution, as well as natural gas transmission services. The following table presents net income for the year ended December 31, 2022 and total assets as of December 31, 2022, by operation and area served:

Operations	Areas Served	Net Income	Total Assets
(in thousands)			
Natural Gas Distribution			
Delmarva Natural Gas [1]	Delaware/Maryland	$ 12,930	$ 387,045
Florida Natural Gas [2]	Florida	19,162	507,798
Natural Gas Transmission			
Eastern Shore	Delaware/Maryland/ Pennsylvania	23,222	477,905
Peninsula Pipeline	Florida	10,372	142,702
Aspire Energy Express	Ohio	439	7,235
Electric Distribution			
FPU	Florida	3,951	193,570
Total Regulated Energy		$ 70,076	$ 1,716,255

[1] Delmarva Natural Gas consists of Delaware division, Maryland division, Sandpiper Energy and Elkton Gas.

[2] Florida Natural Gas consists of Chesapeake Utilities CFG Division and FPU, and FPU's Ft. Meade and Indiantown divisions.

Revenues in the Regulated Energy segment are based on rates regulated by the PSC in the states in which we operate or, in the case of Eastern Shore, which is an interstate business, by the FERC. The rates are designed to generate revenues to recover all prudent operating and financing costs and provide a reasonable return for our stockholders. Each of our distribution and transmission operations has a rate base, which generally consists of the original cost of the operation's plant (less accumulated depreciation), working capital and other assets. For Delmarva Natural Gas and Eastern Shore, rate base also includes deferred income tax liabilities and other additions or deductions. Our Regulated Energy operations in Florida do not include deferred income tax liabilities in their rate base.

Our natural gas and electric distribution operations bill customers at standard rates approved by their respective state PSC. Each state PSC allows us to negotiate rates, based on approved methodologies, for large customers that can switch to other fuels. Some of our customers in Maryland receive propane through underground distribution systems in Worcester County. We bill these customers under PSC-approved rates and include them in the natural gas distribution results and customer statistics.

Our natural gas and electric distribution operations earn profits on the delivery of natural gas or electricity to customers. The cost of natural gas or electricity that we deliver is passed through to customers under PSC-approved fuel cost recovery mechanisms. The mechanisms allow us to adjust our rates on an ongoing basis without filing a rate case to recover changes in the cost of the natural gas and electricity that we purchase for customers. Therefore, while our distribution operating revenues fluctuate with the cost of natural gas or electricity we purchase, our distribution adjusted gross margin is generally not impacted by fluctuations in the cost of natural gas or electricity.

Our natural gas transmission operations bill customers under rate schedules approved by the FERC or at rates negotiated with customers.

Operational Highlights

The following table presents operating revenues, volumes and the average number of customers by customer class for our natural gas and electric distribution operations for the year ended December 31, 2022:

	Delmarva Natural Gas Distribution		Florida Natural Gas Distribution [2]		FPU Electric Distribution	
Operating Revenues *(in thousands)*						
Residential	$ 83,373	60 %	$ 46,824	30 %	$ 38,954	48 %
Commercial	40,912	29 %	38,714	25 %	37,524	46 %
Industrial	12,171	9 %	59,704	38 %	2,586	3 %
Other [1]	2,803	2 %	10,628	7 %	2,650	3 %
Total Operating Revenues	$ 139,259	100 %	$ 155,870	100 %	$ 81,714	100 %
Volumes *(in Dts for natural gas/MW Hours for electric)*						
Residential	4,645,336	30 %	2,086,597	5 %	305,593	48 %
Commercial	4,167,454	27 %	6,453,918	15 %	304,816	48 %
Industrial	6,234,637	41 %	31,448,883	72 %	20,969	3 %
Other	307,397	2 %	3,418,788	8 %	5,978	1 %
Total Volumes	15,354,824	100 %	43,408,186	100 %	637,356	100 %
Average Number of Customers [3]						
Residential	92,694	92 %	85,074	91 %	25,516	78 %
Commercial	7,906	8 %	5,728	6 %	7,349	22 %
Industrial	215	<1%	2,594	3 %	2	<1%
Other	4	<1%	6	<1%	—	— %
Total Average Number of Customers	100,819	100 %	93,402	100 %	32,867	100 %

[1] Operating Revenues from "Other" sources include revenue, unbilled revenue, under (over) recoveries of fuel cost, conservation revenue, other miscellaneous charges, fees for billing services provided to third parties, and adjustments for pass-through taxes.
[2] Florida natural gas distribution includes Chesapeake Utilities' CFG division,, FPU and FPU's Indiantown and Fort Meade divisions.
[3] Average number of customers is based on the twelve-month average for the year ended December 31, 2022.

The following table presents operating revenues, by customer type, for Eastern Shore and Peninsula Pipeline for the year ended December 31, 2022, as well as contracted firm transportation capacity by customer type, and design day capacity at December 31, 2022. Aspire Energy Express has been excluded from the table below and had operating revenue of $1.4 million and firm transportation capacity of 300,000 Dts/d for the year ended December 31, 2022:

	Eastern Shore		Peninsula Pipeline	
Operating Revenues *(in thousands)*				
Local distribution companies - affiliated [1]	$ 32,458	41 %	$ 23,669	87 %
Local distribution companies - non-affiliated	22,943	29 %	840	3 %
Commercial and industrial - affiliated	—	— %	1,120	4 %
Commercial and industrial - non-affiliated	23,213	30 %	264	1 %
Other [2]	10	<1%	1,376	5 %
Total Operating Revenues	$ 78,624	100 %	$ 27,269	100 %
Contracted firm transportation capacity *(in Dts/d)*				
Local distribution companies - affiliated	154,379	50 %	306,400	36 %
Local distribution companies - non-affiliated	56,576	18 %	534,825	63 %
Commercial and industrial - affiliated	—	— %	8,300	1 %
Commercial and industrial - non-affiliated	98,540	32 %	5,100	<1%
Total Contracted firm transportation capacity	309,495	100 %	854,625	100 %
Design day capacity *(in Dts/d)*	309,495	100 %	854,625	100 %

[1] Eastern Shore's and Peninsula Pipeline's service to our local distribution affiliates is based on the respective regulator's approved rates and is an integral component of the cost associated with providing natural gas supplies to the end users of those affiliates. We eliminate operating revenues of these entities against the natural gas costs of those affiliates in our consolidated financial information; however, our local distribution affiliates include this amount in their purchased fuel cost and recover it through fuel cost recovery mechanisms.
[2] Operating revenues from "Other" sources are from the rental of gas properties.

Regulatory Overview

The following table highlights key regulatory information for each of our principal Regulated Energy operations. Peninsula Pipeline and Aspire Energy Express are not regulated with regard to cost of service by either the Florida PSC or Ohio PUC respectively, or FERC and are therefore excluded from the table. See Item 8, *Financial Statements and Supplementary Data* (Note 18, *Rates and Other Regulatory Activities,* in the consolidated financial statements) for further discussion on the impact of this legislation on our regulated businesses.

| | Natural Gas Distribution | | | | | | Electric Distribution | Natural Gas Transmission |
| | Delmarva | | | | Florida | | | |
Operation/ Division	Delaware	Maryland	Sandpiper	Elkton Gas [7]	Chesapeake's CFG division	FPU	FPU	Eastern Shore
Regulatory Agency	Delaware PSC	Maryland PSC			Florida PSC			FERC
Effective date - Last Rate Order	01/01/2017	12/1/2007	12/01/2019	02/07/2019	01/14/2010	01/14/2010[1]	10/8/2020	08/01/2017
Rate Base (in Rates) (in Millions)	Not stated	Not stated	Not stated	Not stated	$46.7	$68.9	$24.9	Not stated
Annual Rate Increase Approved (in Millions)	$2.3	$0.6	N/A[2]	$0.1	$2.5	$8.0	$3.4 base rate and $7.7 from storm surcharge	$9.8
Capital Structure (in rates)[3]*	Not stated	LTD: 42% STD: 5% Equity: 53%	Not stated	LTD: 50% Equity: 50%	LTD: 31% STD: 6% Equity: 43% Other: 20%	LTD: 31% Equity: 47% Other: 22%	LTD: 22% STD: 23% Equity: 55%	Not stated
Allowed Return on Equity	9.75% [4]	10.75%[4]	Not stated [5]	9.80%	10.80%[4]	10.85%[4]	10.25%[4], [6]	Not stated
TJCA Refund Status associated with customer rates	Refunded	Refunded	Refunded	N/A	Retained	Retained	Refunded	Refunded

[1] The effective date of the order approving the settlement agreement, which adjusted the rates originally approved on June 4, 2009.
[2] The Maryland PSC approved a declining return on equity that will result in a decline in our rates.
[3] Other components of capital structure include customer deposits, deferred income taxes and tax credits.
[4] Allowed after-tax return on equity.
[5] The terms of the agreement include revenue neutral rates for the first year (December 1, 2016 through November 30, 2017), followed by a schedule of rate reductions in subsequent years based upon the projected rate of propane to natural gas conversions.
[6] The terms of the settlement agreement for the FPU electric division limited proceeding with the Florida PSC prescribed an authorized return on equity range of 9.25 to 11.25 percent, with a mid-point of 10.25 percent.
[7] The rate increase and allowed return on equity for Elkton Gas were approved by the Maryland PSC before we acquired the company.
* LTD-Long-term debt; STD-Short-term debt.

In May 2022, our natural gas distribution businesses in Florida (FPU, FPU-Indiantown division, FPU-Fort Meade division and Chesapeake Utilities CFG division, collectively, "Florida natural gas distribution businesses") filed a consolidated natural gas rate case with the Florida PSC. The application included a request for the following: (i) permanent rate relief of approximately $24.1 million, effective January 1, 2023; (ii) a depreciation study also submitted with the filing; (iii) authorization to make certain changes to tariffs to include the consolidation of rates and rate structure across the businesses and to unify the Florida natural gas distribution businesses under FPU; (iv) authorization to retain the acquisition adjustment recorded at the time of the FPU merger in our revenue requirement; and (v) authorization to establish an environmental remediation surcharge for the purposes of addressing future expected remediation costs for FPU MGP sites. In August 2022, interim rates were approved by the Florida PSC in the amount of approximately $7.7 million on an annualized basis, effective for all meter readings in September 2022. The discovery process and subsequent hearings were concluded during the fourth quarter of 2022 and briefs were submitted in the same quarter of 2022. In January 2023, the Florida PSC approved the application for consolidation and permanent rate relief of approximately $17.2 million on an annual basis. Actual rates in connection with the rate relief were approved by the Florida PSC in February 2023 with an effective date of March 1, 2023.

The following table presents surcharge and other mechanisms that have been approved by the respective PSC for our regulated energy distribution businesses. These include Delaware surcharges to expand natural gas service in its service territory as well as for the conversion of propane distribution systems to natural gas, Maryland's surcharges to fund natural gas conversions and system improvements in Worcester County, Elkton's STRIDE plan for accelerated pipeline replacement for older portions of the natural gas distribution system, Florida's GRIP surcharge which provides accelerated recovery of the costs of replacing older portions of the natural gas distribution system to improve safety and reliability and the Florida electric distribution operation's limited proceeding which allowed recovery of storm-related costs.

Operation(s)/Division(s)	Jurisdiction	Infrastructure mechanism	Revenue normalization
Delaware division	Delaware	Yes	No
Maryland division	Maryland	No	Yes
Sandpiper Energy	Maryland	Yes	Yes
Elkton Gas	Maryland	Yes	Yes
FPU and CFG natural gas divisions	Florida	Yes	No
FPU electric division	Florida	Yes	No

Weather

Weather variations directly influence the volume of natural gas and electricity sold and delivered to residential and commercial customers for heating and cooling and changes in volumes delivered impact the revenue generated from these customers. Natural gas volumes are highest during the winter months, when residential and commercial customers use more natural gas for heating. Demand for electricity is highest during the summer months, when more electricity is used for cooling. We measure the relative impact of weather using degree-days. A degree-day is the measure of the variation in the weather based on the extent to which the average daily temperature falls above or below 65 degrees Fahrenheit. Each degree of temperature below 65 degrees Fahrenheit is counted as one heating degree-day, and each degree of temperature above 65 degrees Fahrenheit is counted as one cooling degree-day. Normal heating and cooling degree-days are based on the most recent 10-year average.

Competition

Natural Gas Distribution

While our natural gas distribution operations do not compete directly with other distributors of natural gas for residential and commercial customers in our service areas, we do compete with other natural gas suppliers and alternative fuel providers for sales to industrial customers. Large customers could bypass our natural gas distribution systems and connect directly to intrastate or interstate transmission pipelines, and we compete in all aspects of our natural gas business with alternative energy sources, including electricity, oil, propane and renewables. The most effective means to compete against alternative fuels are lower prices, superior reliability and flexibility of service. Natural gas historically has maintained a price advantage in the residential, commercial and industrial markets, and reliability of natural gas supply and service has been excellent. In addition, we provide flexible pricing to our large customers to minimize fuel switching and protect these volumes and their contributions to the profitability of our natural gas distribution operations.

Natural Gas Transmission

Our natural gas transmission business competes with other interstate and intrastate pipeline companies to provide service to large industrial, generation and distribution customers, primarily in the northern portion of the Delmarva Peninsula and in Florida. Our transmission business in Ohio, Aspire Energy Express, services one customer, Guernsey Power Station, to which it is the sole supplier.

Electric Distribution

While our electric distribution operations do not compete directly with other distributors of electricity for residential and commercial customers in our service areas, we do compete with other electricity suppliers and alternative fuel providers for sales to industrial customers. Some of our large industrial customers may be capable of generating their own electricity, and we structure rates, service offerings and flexibility to retain these customers in order to retain their business and contributions to the profitability of our electric distribution operations.

Supplies, Transmission and Storage

Natural Gas Distribution

Our natural gas distribution operations purchase natural gas from marketers and producers and maintain contracts for transportation and storage with several interstate pipeline companies to meet projected customer demand requirements. We believe that our supply and capacity strategy will adequately meet our customers' needs over the next several years and we will continue to adapt our supply strategy to meet projected growth in customer demand within our service territories.

The Delmarva natural gas distribution systems are directly connected to Eastern Shore's pipeline, which has connections to other pipelines that provide us with transportation and storage. These operations can also use propane-air and liquefied natural gas peak-shaving equipment to serve customers. Our Delmarva Peninsula natural gas distribution operations maintain asset management agreements with a third party to manage their natural gas transportation and storage capacity. The agreements were effective as of April 1, 2020 and currently expire on March 31, 2023. Our Delmarva operations receive a fee, which we share with our customers, from the asset manager, who optimizes the transportation, storage and natural gas supply for these operations.

Our Florida natural gas distribution operation uses Peninsula Pipeline and Peoples Gas to transport natural gas where there is no direct connection with FGT. FPU natural gas distribution and Eight Flags entered into separate 10-year asset management agreements with Emera Energy Services, Inc. to manage their natural gas transportation capacity, each of which expires in November 2030. An agreement with Florida Southeast Connection LLC for additional service to Palm Beach County is also in place for an initial term through December 2044.

A summary of our pipeline capacity contracts follows:

Division	Pipeline	Maximum Daily Firm Transportation Capacity (Dts)	Contract Expiration Date
Delmarva Natural Gas Distribution	Eastern Shore	154,379	2023-2035
	Columbia Gas[1]	5,246	2023-2024
	Transco[1]	30,419	2023-2028
	TETLP[1]	50,000	2027
Florida Natural Gas Distribution	Gulfstream[2]	10,000	2032
	FGT	47,409 - 78,817	2025-2041
	Peninsula Pipeline	337,200	2033-2048
	Peoples Gas	12,160	2024
	Florida Southeast Connection LLC	5,000	2044
	Southern Natural Gas Company	1,500	2029

[1] Transco, Columbia Gas and TETLP are interstate pipelines interconnected with Eastern Shore's pipeline
[2] Pursuant to a capacity release program approved by the Florida PSC, all of the capacity under this agreement has been released to various third parties. Under the terms of these capacity release agreements, Chesapeake Utilities is contingently liable to Gulfstream should any party, that acquired the capacity through release, fail to pay the capacity charge.

Eastern Shore has three agreements with Transco for a total of 7,292 Dts/d of firm daily storage injection and withdrawal entitlements and total storage capacity of 288,003 Dts. These agreements expire in March 2028. Eastern Shore retains these firm storage services in order to provide swing transportation service and firm storage service to customers requesting such services.

Aspire Energy Express, our Ohio intrastate pipeline subsidiary, entered into a precedent agreement to provide natural gas transportation capacity to Guernsey Power Station, who has completed construction of its power generation facility in Guernsey County Ohio in January 2023. Aspire Energy Express completed construction of the gas transmission facilities in the fourth quarter of 2021 and began billing for transportation services in the first quarter of 2022.

Electric Distribution

Our Florida electric distribution operation purchases wholesale electricity under the power supply contracts summarized below:

Area Served by Contract	Counterparty	Contracted Amount (MW)	Contract Expiration Date
Northwest Florida	Gulf Power Company	Full Requirement*	2026
Northeast Florida	Florida Power & Light Company	Full Requirement*	2026
Northeast Florida	Eight Flags	21	2036
Northeast Florida	Rayonier	1.7 to 3.0	2036
Northeast Florida	WestRock Company	As-available	N/A

*The counter party is obligated to provide us with the electricity to meet our customers' demand, which may vary.

Unregulated Energy

Overview

The following table presents net income for the year ended December 31, 2022 and total assets as of December 31, 2022, for our Unregulated Energy segment by operation and area served:

Operations	Area Served	Net Income (Loss)	Total Assets
(in thousands)			
Propane Operations (Sharp, Diversified Energy, FPU and Flo-gas)	Delaware, Maryland, Virginia, Pennsylvania, North Carolina, South Carolina, Florida	$ 13,791	$ 190,298
Energy Transmission (Aspire Energy)	Ohio	2,610	147,068
Energy Generation (Eight Flags)	Florida	1,817	36,945
Marlin Gas Services	The Entire U.S.	716	60,805
Renewable Energy Investments	Delaware, Maryland, Florida	(729)	27,450
Total		$ 18,205	$ 462,566

Propane Operations

Our propane operations sell propane to residential, commercial/industrial, wholesale and AutoGas customers, in the Mid-Atlantic region, North Carolina, South Carolina and Florida, through Sharp Energy, Inc., Sharpgas, Inc., Diversified Energy, FPU and Flo-gas. We deliver to and bill our propane customers based on two primary customer types: bulk delivery customers and metered customers. Bulk delivery customers receive deliveries into tanks at their location. We invoice and record revenues for these customers at the time of delivery. Metered customers are either part of an underground propane distribution system or have a meter installed on the tank at their location. We invoice and recognize revenue for these customers based on their consumption as dictated by scheduled meter reads. As a member of AutoGas Alliance, we install and support propane vehicle conversion systems for vehicle fleets and provide on-site fueling infrastructure.

Propane Operations - Operational Highlights

For the year ended December 31, 2022, operating revenues, volumes sold and average number of customers by customer class for our propane operations were as follows:

	Operating Revenues (in thousands)[2]		Volumes (in thousands of gallons)[2]		Average Number of Customers [1][2]	
Residential bulk	$ 54,439	29 %	17,556	22 %	58,320	71 %
Residential metered	18,300	10 %	5,491	7 %	16,072	19 %
Commercial bulk	49,922	27 %	24,543	30 %	8,050	10 %
Commercial metered	1,916	1 %	586	1 %	210	<1%
Wholesale	36,609	19 %	27,825	34 %	47	<1%
AutoGas	7,524	4 %	4,544	6 %	128	<1%
Other [3]	19,702	10 %	—	— %	—	— %
Total	$ 188,412	100 %	80,545	100 %	82,827	100 %

[1] Average number of customers is based on a twelve-month average for the year ended December 31, 2022.
[2] Operating revenues, volumes and average customer includes those for Diversified Energy that was acquired in December 2021. See *Item 8, Financial Statements and Supplementary Data* (Note 4, *Acquisitions* in the consolidated financial statements) for further information.
[3] Operating revenues from "Other" sources include revenues from customer loyalty programs; delivery, service and appliance fees; and unbilled revenues.

Competition

Our propane operations compete with national and local independent companies primarily on the basis of price and service. Propane is generally a cheaper fuel for home heating than oil and electricity but more expensive than natural gas. Our propane operations are largely concentrated in areas that are not currently served by natural gas distribution systems.

Supplies, Transportation and Storage

We purchase propane from major oil companies and independent natural gas liquids producers. Propane is transported by truck and rail to our bulk storage facilities in Pennsylvania, Delaware, Maryland, Virginia, North Carolina, South Carolina and Florida which have a total storage capacity of 8.7 million gallons. Deliveries are made from these facilities by truck to tanks located on customers' premises or to central storage tanks that feed our underground propane distribution systems. While propane supply has traditionally been adequate, significant fluctuations in weather, closing of refineries and disruption in supply chains, could cause temporary reductions in available supplies.

Weather

Propane revenues are affected by seasonal variations in temperature and weather conditions, which directly influence the volume of propane used by our customers. Our propane revenues are typically highest during the winter months when propane is used for heating. Sustained warmer-than-normal temperatures will tend to reduce propane use, while sustained colder-than-normal temperatures will tend to increase consumption.

Unregulated Energy Transmission and Supply (Aspire Energy)

Aspire Energy owns approximately 2,800 miles of natural gas pipeline systems in 40 counties in Ohio. The majority of Aspire Energy's revenues are derived from long-term supply agreements with Columbia Gas of Ohio and Consumers Gas Cooperative ("CGC"), which together serve more than 22,000 end-use customers. Aspire Energy purchases natural gas to serve these customers from conventional producers in the Marcellus and Utica natural gas production areas. In October 2021, Aspire Energy completed construction of its Noble Road Landfill RNG pipeline project, which began transporting RNG generated from the landfill to Aspire Energy's pipeline system in January of 2022, displacing conventionally produced natural gas. The RNG volume is estimated to represent nearly 10 percent of Aspire Energy's gas gathering volumes in the future. In addition, Aspire Energy earns revenue by gathering and processing natural gas for customers.

For the twelve-month period ended December 31, 2022, Aspire Energy's operating revenues and deliveries by customer type were as follows:

	Operating revenues		Deliveries	
	(in thousands)	% of Total	*(in thousands Dts)*	% of Total
Supply to Columbia Gas of Ohio	$ 20,812	37 %	2,543	40 %
Supply to CGC	20,748	37 %	1,914	30 %
Supply to Marketers - unaffiliated	11,833	21 %	1,864	29 %
Other (including natural gas gathering and processing)	2,832	5 %	82	1 %
Total	$ 56,225	100 %	6,403	100 %

Energy Generation (Eight Flags)

Eight Flags generates electricity and steam at its CHP plant located on Amelia Island, Florida. The plant is powered by natural gas transported by Peninsula Pipeline and our Florida natural gas distribution operation and produces approximately 21 MW of electricity and 75,000 pounds per hour of steam. Eight Flags sells the electricity generated from the plant to our Florida electric distribution operation and sells the steam to the customer who owns the site on which the plant is located both under separate 20-year contracts.

Marlin Gas Services

Marlin Gas Services is a supplier of mobile CNG and virtual pipeline solutions, primarily to utilities and pipelines. Marlin Gas Services provides temporary hold services, pipeline integrity services, emergency services for damaged pipelines and specialized gas services for customers who have unique requirements. These services are provided by a highly trained staff of drivers and maintenance technicians who safely perform these functions throughout the United States. Marlin Gas Services maintains a fleet of CNG trailers, mobile compression equipment, LNG tankers and vaporizers, and an internally developed patented regulator system which allows for delivery of over 7,000 Dts/d of natural gas. Marlin Gas Services continues to actively expand the territories it serves, as well as leveraging its fleet of equipment and patented technologies to serve LNG and RNG market needs.

Renewable Energy Investments

Our renewable energy investments are comprised primarily of our sustainable energy initiatives that are in various stages of development. Included in these are the assets and intellectual property of Planet Found that we acquired during the fourth quarter of 2022, whose farm scale anaerobic digestion pilot system and technology produces biogas from poultry litter which can be used to create renewable energy in the form of electricity or upgraded to renewable natural gas.

Environmental Matters

See *Item 8, Financial Statements and Supplementary Data* (see Note 19*, Environmental Commitments and Contingencies,* in the consolidated financial statements).

Human Capital Initiatives

Our success is the direct result of our employees and our strong culture that fully engages our team and promotes equity, diversity, inclusion, integrity, accountability and reliability. We believe that a combination of diverse team members and an inclusive culture contributes to the success of our Company and to enhanced societal advancement. Each employee is a valued member of our team bringing a diverse perspective to help grow our business and achieve our goals. Our tradition of serving employees, customers, investors, partners and communities is at the core of our culture. Among the ongoing initiatives across our enterprise, we highlight below the importance of our team, our culture of safety, and our environmental, social and governance stewardship.

Our Team Drives Our Performance

Our employees are the key to our success. Our leadership and human resources teams are responsible for attracting and retaining top talent.Our senior management team includes a Chief Human Resources Officer, with expertise in diverse candidate recruitment, to ensure that we continue to expand our candidate pools to better reflect the diverse demographics of the communities we serve. Furthermore, during 2022, we appointed a Chief Diversity Officer who has direct oversight for the

Company's equity, diversity and inclusion ("EDI") strategy and collaborates across the organization with the teams responsible for the enterprise-wide ESG plan.

Throughout our organization, we seek to promote from within, reviewing strategic positions regularly and identifying potential internal candidates to fill those positions, evaluating critical job skill sets to identify competency gaps and creating developmental plans to facilitate employee professional growth. We provide training and development programs as well as tuition reimbursement to promote continued professional growth.

As of December 31, 2022, we had a total of 1,034 employees, 105 of whom are union employees represented by two labor unions: the International Brotherhood of Electrical Workers and the United Food and Commercial Workers Union. The collective bargaining agreements with these labor unions expire in 2025. We consider our relationships with employees, including those covered by collective bargaining agreements, to be in good standing. We provide a competitive Total Rewards package for our employees including health insurance coverage, wellness initiatives, retirement savings benefits, paid time off, employee assistance programs, educational and tuition reimbursement, competitive pay, career growth opportunities, paid volunteer time, and a culture of recognition. In 2023, the Company was recognized as a Top Workplaces USA award recipient among mid-sized companies for the third consecutive year. This follows being named a Top Workplace in Delaware for the tenth consecutive year in 2021, and being named a Top Workplace in Central Florida in 2019 and 2021. These honors were based entirely on feedback from employees who were surveyed by the research firm 'Energage'. These recognitions are a testament to our employees' commitment to excellence. Our employees are the backbone of our continued growth and success.

We have an established EDI Council which recommends and promotes our EDI strategy, advises our employee resource groups ("ERGs") and works with our operating units and support teams on EDI initiatives. The EDI Council's charter includes the following objectives:

- Build a more diverse and inclusive workforce
- Promote a culture of understanding, equality and inclusion
- Educate employees about the benefits of diversity at Chesapeake Utilities
- Support community programs and organizations that are diverse and inclusive
- Provide guidance on EDI matters for the Company

The Chesapeake Utilities EDI Council includes members of our leadership team, the chairs of each of our ERGs and other individuals in key support roles. The CEO receives a regular report on the achievements of the EDI Council, strategic direction of initiatives, resource needs and issues that require policy decisions or other actions.

Our first ERG was established in 2019, and at December 31, 2022, there were eight active ERGs meeting throughout the Company. ERGs are voluntary, employee-led groups that focus on shared identities, affinities and experiences and seek to apply those perspectives to initiatives that create value throughout the Company. The ERGs support the members' personal growth and professional development, and help develop learning programs and community service opportunities throughout the Company. ERGs also help foster a sense of belonging by creating a deep and intentional community that extends beyond an employee's day-to-day team and colleagues into a companywide network.

Workplace Health and Safety

We believe that there is nothing more important than the safety of our team, our customers and our communities. We are committed to ensuring safety is at the center of our culture and the way we do business. The importance of safety is exhibited throughout the entire organization, with the direction and tone set by both our Board and our President and CEO, and evidenced through required attendance at monthly safety meetings, routine safety training and the inclusion of safety moments at key team meetings. Additionally, while most restrictions related to the COVID-19 pandemic have been lifted in the United States, we remain committed to providing products and services to our customers in a safe and reliable manner, and will continue to do so in compliance with any mandated restrictions in each of the markets we serve.

To maintain safety as a priority, our employees remain committed and work together to ensure that our plans, programs, policies and behaviors are aligned with our aspirations as a Company. The achievement of superior safety performance is both an important short-term and long-term strategic initiative in managing our operations. In November 2020, we announced the completion of our state-of-the art training facility in Dover, Delaware. 'Safety Town' now serves as a resource for training our employees who build, maintain and operate our natural gas infrastructure, offering hands-on training and fully immersive, on-the-job field experiences. First responders and other community partners also benefit from the simulated environment and conditions they could encounter as they enter homes in the community. We are excited to start construction of a second 'Safety Town' facility in Florida in 2023.

Environmental, Social and Governance Stewardship

Consistent with our culture of teamwork, the broad responsibility of ESG stewardship is supported across our organization by the dedication and efforts of our Board of Directors and its Committees, as well as the entrepreneurship and dedication of our team. As stewards of long-term enterprise value, the Board of Directors is committed to overseeing the sustainability of the Company its environmental stewardship initiatives, its safety and operational compliance practices, and to promoting equity, diversity and inclusion that reflects the diverse communities we serve. In 2022, Chesapeake Utilities established its ESG Committee, which brings together a cross-functional team of leaders across the organization responsible for identifying, assessing, executing and advancing the Company's strategic ESG initiatives. Additionally, we developed an Environmental Sustainability Office in 2022, which identifies and manages emission-reducing projects both internally, as well as those that support our customers' sustainability goals. Throughout the year, Chesapeake Utilities drove numerous initiatives to enhance its ESG program:

Environmental:
- Successfully completed pilot test of hydrogen and natural gas blend to fuel the Company's Eight Flags CHP facility
- Opened the Company's first CNG fueling station near the Port of Savannah, capable of distributing RNG for fleet vehicles
- Acquired Planet Found Energy Development, a farm-scale anaerobic digestion system producing biogas from poultry waste which can be converted to renewable natural gas

Social:
- Appointed a Chief Diversity Officer
- Provided donations to multiple charitable organizations aiding in the recovery efforts across Florida following Hurricane Ian, one of the strongest and most devastating storms to hit the state
- Unveiled "Chesapeake Wellness," a free, digital service provided to all employees which includes key resources for building and sustaining healthy physical, mental and financial habits

Governance:
- Increased transparency with the enhancement of our director skills matrix in the 2022 Proxy Statement
- Appointed Stephanie N. Gary and Sheree M. Petrone to serve as members of the Company's Board of Directors
- Recognized with "Best Corporate Governance in the U.S. for 2022" by World Finance magazine

Information About Executive Officers

Set forth below are the names, ages, and positions of our executive officers with their recent business experience. The age of each officer is as of the filing date of this Annual Report.

Name	Age	Executive Officer Since	Offices Held During the Past Five Years
Jeffry M. Householder	65	2010	President (January 2019 - present) Chief Executive Officer (January 2019 - present) Director (January 2019 - present) President of FPU (June 2010 - February 2019)
Beth W. Cooper	56	2005	Executive Vice President (February 2019 - present) Chief Financial Officer (September 2008 - present) Senior Vice President (September 2008 - February 2019) Treasurer (January 2022 - present) Assistant Corporate Secretary (March 2015 - present)
James F. Moriarty	65	2015	Executive Vice President (February 2019 - present) General Counsel & Corporate Secretary (March 2015 - present) Chief Policy and Risk Officer (February 2019 - present) Senior Vice President (February 2017 - February 2019) Vice President (March 2015 - February 2017)
Kevin J. Webber	64	2010	Chief Development Officer (January 2022 - present) Senior Vice President (February 2019 - present) President FPU (February 2019 - December 2019) Vice President Gas Operations and Business Development Florida Business Units (July 2010 - February 2019)
Jeffrey S. Sylvester	53	2019	Chief Operating Officer (January 2022 - present) Senior Vice President (December 2019 - present) Vice President Black Hills Energy (October 2012 - December 2019)

Available Information on Corporate Governance Documents

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports and amendments to these reports that we file with or furnish to the SEC at their website, *www.sec.gov,* are also available free of charge at our website, *www.chpk.com,* as soon as reasonably practicable after we electronically file these reports with, or furnish these reports to the SEC. The content of this website is not part of this Annual Report.

In addition, the following documents are available free of charge on our website, *www.chpk.com*:

- Business Code of Ethics and Conduct applicable to all employees, officers and directors;
- Code of Ethics for Financial Officers;
- Corporate Governance Guidelines; and
- Charters for the Audit Committee, Compensation Committee, Investment Committee, and Corporate Governance Committee of the Board of Directors.

Any of these reports or documents may also be obtained by writing to: Corporate Secretary; c/o Chesapeake Utilities Corporation, 500 Energy Lane Suite 100, Dover, DE 19901.

ITEM 1A. RISK FACTORS

The risks described below fall into three broad categories related to (1) financial risks, (2) operational risks, and (3) regulatory, legal and environmental risks, all of which may affect our operations and/or the financial performance of our regulated and unregulated energy businesses. These are not the only risks we face but are considered to be the most material. There may be other unknown or unpredictable risks or other factors that could have material adverse effects on our future results. Refer to the section entitled *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report for an additional discussion of these and other related factors that affect our operations and/ or financial performance.

FINANCIAL RISKS

Instability and volatility in the financial markets could negatively impact access to capital at competitive rates, which could affect our ability to implement our strategic plan, undertake improvements and make other investments required for our future growth.

Our business strategy includes the continued pursuit of growth and requires capital investment in excess of cash flow from operations. As a result, the successful execution of our strategy is dependent upon access to equity and debt at reasonable costs. Our ability to issue new debt and equity capital and the cost of equity and debt are greatly affected by our financial performance and the conditions of the financial markets. In addition, our ability to obtain adequate and cost-effective debt depends on our credit ratings. A downgrade in our current credit ratings could negatively impact our access to and cost of debt. If we are not able to access capital at competitive rates, our ability to implement our strategic plan, undertake improvements and make other investments required for our future growth may be limited.

Fluctuations in propane gas prices could negatively affect results of operations.

The combination of high demand and lower-than-average inventory is always a common driver for higher propane gas prices. We adjust the price of the propane we sell based on changes in our cost of purchasing propane. However, if the market does not allow us to increase propane sales prices to compensate fully for fluctuations in purchased propane costs, our results of operations and cash flows could be negatively affected.

If we fail to comply with our debt covenant obligations, we could experience adverse financial consequences that could affect our liquidity and ability to borrow funds.

Our long-term debt obligations and our Revolver contain financial covenants related to debt-to-capital ratios and interest-coverage ratios. Failure to comply with any of these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of outstanding debt obligations or the inability to borrow under certain credit agreements. Any such acceleration could cause a material adverse change in our financial condition. As of December 31, 2022, we were in compliance with all of our debt covenants.

Increases in interest rates may adversely affect our results of operations and cash flows.

Increases in interest rates could increase the cost of future debt issuances. To the extent we are not able to fully recover higher debt costs in the rates we charge our utility customers, or the timing of such recovery is not certain, our earnings could be adversely affected. Increases in short-term interest rates could negatively affect our results of operations, which depend on short-term debt to finance accounts receivable and storage gas inventories and to temporarily finance capital expenditures. Reference should be made to *Item 7A, Quantitative and Qualitative Disclosures about Market Risk* for additional information.

Continuing or worsening inflationary and/or supply chain issues may adversely impact our financial condition and results of operations.

Our business is dependent on the supply chain to ensure that equipment, materials and other resources are available to both expand and maintain our services in a safe and reliable manner. Pricing of equipment, materials and other resources have increased recently and may continue to do so in the future. Failure to secure equipment, materials and other resources on economically acceptable terms, including failure to eliminate or manage the constraints in the supply chain, may impact the availability of items that are necessary to support normal operations as well as materials that are required for continued infrastructure growth, and as result, may adversely impact our financial condition and results of operations.

In addition, it may become more costly for us to recruit and retain key employees, particularly specialized/technical personnel, in the face of competitive market conditions and increased competition for specialized and experienced workers in our industry.

Disruptions, uncertainty or volatility in the credit and capital markets may exert downward pressure on the market price of the Company's common stock.

The market price and trading volume of the Company's common stock is subject to fluctuations as a result of, among other factors, general credit and capital market conditions and changes in market sentiment regarding the operations, business and financing strategies of the Company and its subsidiaries. As a result, disruptions, uncertainty or volatility in the credit and capital markets may, amongst other things, have a material adverse effect on the market price of the Company's common stock.

Current market conditions could adversely impact the return on plan assets for FPU's pension plan, which may require significant additional funding.

In 2021, the Company terminated the Chesapeake Utilities pension plan. The FPU pension plan is closed to new employees, and the future benefits are frozen. The costs of providing benefits and related funding requirements of the FPU plan is subject to changes in the market value of the assets that fund the plan and the discount rates used to estimate the pension benefit obligations. The funded status of the plans and the related costs reflected in our financial statements are affected by various factors that are subject to an inherent degree of uncertainty, particularly in the current economic environment. Future losses of asset values and further declines in discount rates may necessitate accelerated funding of the plans to meet minimum federal government requirements and may result in higher pension expense in future years. Adverse changes in the benefit obligations of the FPU pension plan may require us to record higher pension expense and fund obligations earlier than originally planned, which would have an adverse impact on our cash flows from operations, decrease borrowing capacity and increase interest expense.

OPERATIONAL RISKS

We are dependent upon construction of new facilities to support future growth in earnings in our natural gas and electric distribution and natural gas transmission operations.

Construction of new facilities required to support future growth is subject to various regulatory and developmental risks, including but not limited to: (i) our ability to obtain timely certificate authorizations, necessary approvals and permits from regulatory agencies and on terms that are acceptable to us; (ii) potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project; (iii) our inability to acquire rights-of-way or land rights on a timely basis on terms that are acceptable to us; (iv) lack of anticipated future growth in available natural gas and electricity supply; (v) insufficient customer throughput commitments; and (vi) lack of available and qualified third-party contractors which could impact the timely construction of new facilities.

We do not own all of the land on which our pipelines and facilities are located, which could result in disruptions to our operations.

Because we do not own all of the land on which our pipelines and facilities have been constructed, we are subject to the possibility of more onerous terms or increased costs to retain necessary land use if we do not have valid rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, financial condition and results of operations

We operate in a competitive environment, and we may lose customers to competitors.

Natural Gas. Our natural gas transmission and distribution operations compete with interstate pipelines when our customers are located close enough to a competing pipeline to make direct connections economically feasible. Customers also have the option to switch to alternative fuels, including renewable energy sources. Failure to retain and grow our natural gas customer base would have an adverse effect on our financial condition, cash flows and results of operations.

Electric. Our Florida electric distribution business has remained substantially free from direct competition from other electric service providers but does face competition from other energy sources. Changes in the competitive environment caused by legislation, regulation, market conditions, or initiatives of other electric power providers, particularly with respect to retail electric competition, could adversely affect our results of operations, cash flows and financial condition.

<u>Propane</u>. Our propane operations compete with other propane distributors, primarily on the basis of service and price. Our ability to grow the propane operations business is contingent upon capturing additional market share, expanding into new markets, and successfully utilizing pricing programs that retain and grow our customer base. Failure to retain and grow our customer base in our propane operations would have an adverse effect on our results of operations, cash flows and financial condition.

Fluctuations in weather may cause a significant variance in our earnings.

Our natural gas distribution, propane operations and natural gas transmission operations, are sensitive to fluctuations in weather conditions, which directly influence the volume of natural gas and propane we transport, sell and deliver to our customers. A significant portion of our natural gas distribution, propane operations and natural gas transmission revenue is derived from the sales and deliveries to residential, commercial and industrial heating customers during the five-month peak heating season (November through March). Other than our Maryland natural gas distribution businesses (Maryland division, Sandpiper Energy and Elkton Gas) which have revenue normalization mechanisms, if the weather is warmer than normal, we sell and deliver less natural gas and propane to customers, and earn less revenue, which could adversely affect our results of operations, cash flows and financial condition. Conversely, if the weather is colder than normal, we sell and deliver more natural gas and propane to customers, and earn more revenue, which could positively affect our results of operations, cash flows and financial condition. Variations in weather from year to year can cause our results of operations, cash flows and financial condition to vary accordingly.

Our electric distribution operation is also affected by variations in weather conditions and unusually severe weather conditions. However, electricity consumption is generally less seasonal than natural gas and propane because it is used for both heating and cooling in our service areas.

Natural disasters, severe weather events (such as a major hurricane) and acts of terrorism could adversely impact earnings and access to insurance coverage.

Inherent in energy transmission and distribution activities are a variety of hazards and operational risks, such as leaks, ruptures, fires, uncontrollable flows of natural gas, explosions, release of contaminants into the environment, sabotage and mechanical problems. Natural disasters and severe weather events may damage our assets, cause operational interruptions and result in the loss of human life, all of which could negatively affect our earnings, financial condition and results of operations.

Acts of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in the price of natural gas, electricity and propane that could negatively affect our operations. Companies in the energy industry may face a heightened risk of exposure to acts of terrorism, which could affect our results of operations, cash flows and financial condition.

The insurance industry may also be affected by natural disasters, severe weather events and acts of terrorism. As a result, the availability of insurance covering risks against which we and our competitors typically insure may be limited. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms, which could adversely affect our results of operations, financial condition and cash flows.

Operating events affecting public safety and the reliability of our natural gas and electric distribution and transmission systems could adversely affect our operations and increase our costs.

Our natural gas and electric operations are exposed to operational events and risks, such as major leaks, outages, mechanical failures and breakdown, operations below the expected level of performance or efficiency, and accidents that could affect public safety and the reliability of our distribution and transmission systems, significantly increase costs and cause loss of customer confidence. If we are unable to recover all or some of these costs from insurance and/or customers through the regulatory process, our results of operations, financial condition and cash flows could be adversely affected.

A security breach disrupting our operating systems and facilities or exposing confidential information may adversely affect our reputation, disrupt our operations and increase our costs.

The cybersecurity risks associated with the protection of our infrastructure and facilities is evolving and increasingly complex. We continue to heavily rely on technological tools that support our business operations and corporate functions while enhancing our security. There are various risks associated with our information technology infrastructure, including hardware and software failure, communications failure, data distortion or destruction, unauthorized access to data, misuse of proprietary or confidential data, unauthorized control through electronic means, cyber-attacks, cyber-terrorism, data breaches, programming mistakes, and other inadvertent errors or deliberate human acts. Further, the U.S. government has issued public warnings that indicate energy assets might be specific targets of cybersecurity threats and/or attacks.

Many of our employees, service providers, and vendors have been working, and may continue to work, from remote locations, where cybersecurity protections may be limited and cybersecurity procedures and safeguards may be less effective. As such, we may be subject to a higher risk of cybersecurity breaches than ever before. Therefore, we may be required to expend significant resources to continue to modify or enhance our procedures and controls or to upgrade our digital and operational systems, related infrastructure, technologies and network security.

Any such failure, attack, or security breach could adversely impact our ability to safely and reliably deliver services to our customers through our transmission, distribution, and generation systems, subject to us to reputational and other harm, and subject us to legal and regulatory proceedings and claims and demands from third parties, any of which could adversely affect our business, our earnings, results of operation and financial condition. In addition, the protection of customer, employee and Company data is crucial to our operational security. A breach or breakdown of our systems that results in the unauthorized release of individually identifiable customer or other sensitive data could have an adverse effect on our reputation, results of operations and financial condition and could also materially increase our costs of maintaining our system and protecting it against future breakdowns or breaches. We take reasonable precautions to safeguard our information systems from cyber-attacks and security breaches; however, there is no guarantee that the procedures implemented to protect against unauthorized access to our information systems are adequate to safeguard against all attacks and breaches. We also cannot assure that any redundancies built into our networks and technology, or the procedures we have implemented to protect against cyber-attacks and other unauthorized access to secured data, are adequate to safeguard against all failures of technology or security breaches.

Failure to attract and retain an appropriately qualified employee workforce could adversely affect operations.

Our ability to implement our business strategy and serve our customers depends upon our continuing ability to attract, develop and retain talented professionals and a technically skilled workforce in a manner competitive with current market conditions, and transfer the knowledge and expertise of our workforce to new employees as our existing employees retire. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to new employees, or the future availability and cost of contract labor could adversely affect our ability to manage and operate our business. If we were unable to hire, train and retain appropriately qualified personnel, our results of operations could be adversely affected.

A strike, work stoppage or a labor dispute could adversely affect our operations.

We are party to collective bargaining agreements with labor unions at some of our Florida operations. A strike, work stoppage or a labor dispute with a union or employees represented by a union could cause interruption to our operations and our results could be adversely affected.

Our businesses are capital-intensive, and the increased costs and/or delays of capital projects may adversely affect our future earnings.

Our businesses are capital-intensive and require significant investments in ongoing infrastructure projects. Our ability to complete our infrastructure projects on a timely basis and manage the overall cost of those projects may be affected by the availability of the necessary materials and qualified vendors. Our future earnings could be adversely affected if we are unable to manage such capital projects effectively, or if full recovery of such capital costs is not permitted in future regulatory proceedings.

Our regulated energy business may be at risk if franchise agreements are not renewed, or new franchise agreements are not obtained, which could adversely affect our future results or operating cash flows and financial condition.

Our regulated natural gas and electric distribution operations hold franchises in each of the incorporated municipalities that require franchise agreements in order to provide natural gas and electricity. Ongoing financial results would be adversely impacted in the event that franchise agreements were not renewed. If we are unable to obtain franchise agreements for new service areas, growth in our future earnings could be negatively impacted.

Slowdowns in customer growth may adversely affect earnings and cash flows.

Our ability to increase revenues in our natural gas, propane and electric distribution businesses is dependent upon growth in the residential construction market, adding new commercial and industrial customers and conversion of customers to natural gas, electricity or propane from other energy sources. Slowdowns in growth may adversely affect our results of operations, cash flows and financial condition.

Energy conservation, including the effects of environmental, social, and governance (ESG) initiatives could lower energy consumption, which would adversely affect our earnings.

Federal and state legislative and regulatory initiatives to promote energy efficiency, conservation and the use of alternative energy sources could lower consumption of natural gas and propane by our customers. For example, on August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law, with hundreds of billions of dollars in incentives for the development of renewable energy, clean hydrogen, and clean fuels, amongst other provisions. These incentives could further accelerate the transition of the U.S. economy away from the use of fossil fuels towards lower- or zero-carbon emissions alternatives and impact demand for our products and services. In addition, increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and the aforementioned demand for alternative forms of energy, may result in increased costs and reduced demand for our products. While we cannot predict the ultimate effect that the development of alternative energy sources and related laws might have on our operations, we may be subject to reduced profits, increased investigations and litigation against us, and negative impacts on our stock price and access to capital markets.

In addition, higher costs of natural gas, propane and electricity may cause customers to conserve fuel. To the extent a PSC or the FERC does not allow the recovery through customer rates of higher costs or lower consumption from energy efficiency or conservation, and our propane retail prices cannot be increased due to market conditions, our results of operations, cash flows and financial condition may be adversely affected.

Commodity price increases may adversely affect the operating costs and competitive positions of our natural gas, electric and propane operations, which may adversely affect our results of operations, cash flows and financial condition.

Natural Gas/Electricity. Higher natural gas prices can significantly increase the cost of gas billed to our natural gas customers. Increases in the cost of natural gas and other fuels used to generate electricity can significantly increase the cost of electricity billed to our electric customers. Damage to the production or transportation facilities of our suppliers, which decreases their supply of natural gas and electricity, could result in increased supply costs and higher prices for our customers. Such cost increases generally have no immediate effect on our revenues and net income because of our regulated fuel cost recovery mechanisms. However, our net income may be reduced by higher expenses that we may incur for uncollectible customer accounts and by lower volumes of natural gas and electricity deliveries when customers reduce their consumption. Therefore, increases in the price of natural gas and other fuels can adversely affect our operating cash flows, results of operations and financial condition, as well as the competitiveness of natural gas and electricity as energy sources.

Propane. Propane costs are subject to changes as a result of product supply or other market conditions, including weather, economic and political factors affecting crude oil and natural gas supply or pricing. For example, weather conditions could damage production or transportation facilities, which could result in decreased supplies of propane, increased supply costs and higher prices for customers. Such increases in costs can occur rapidly and can negatively affect profitability. There is no assurance that we will be able to pass on propane cost increases fully or immediately, particularly when propane costs increase rapidly. Therefore, average retail sales prices can vary significantly from year-to-year as product costs fluctuate in response to propane, fuel oil, crude oil and natural gas commodity market conditions. In addition, in periods of sustained higher commodity prices, declines in retail sales volumes due to reduced consumption and increased amounts of uncollectible accounts may adversely affect net income.

Refer to *Item 7A*, *Quantitative and Qualitative Disclosures about Market Risk* for additional information.

Our use of derivative instruments may adversely affect our results of operations.

Fluctuating commodity prices may affect our earnings and financing costs because our propane operations use derivative instruments, including forwards, futures, swaps, puts, and calls, to hedge price risk. While we have risk management policies and operating procedures in place to control our exposure to risk, if we purchase derivative instruments that are not properly matched to our exposure, our results of operations, cash flows, and financial condition may be adversely affected.

A substantial disruption or lack of growth in interstate natural gas pipeline transmission and storage capacity or electric transmission capacity may impair our ability to meet customers' existing and future requirements.

In order to meet existing and future customer demands for natural gas and electricity, we must acquire sufficient supplies of natural gas and electricity, interstate pipeline transmission and storage capacity, and electric transmission capacity to serve such requirements. We must contract for reliable and adequate upstream transmission capacity for our distribution systems while considering the dynamics of the interstate pipeline and storage and electric transmission markets, our own on-system resources, as well as the characteristics of our markets. Our financial condition and results of operations would be materially and adversely affected if the future availability of these capacities were insufficient to meet future customer demands for natural gas and electricity. Currently, our Florida natural gas operation relies primarily on two pipeline systems, FGT and Peninsula Pipeline, our intrastate pipeline subsidiary for most of its natural gas supply and transmission. Our Florida electric operation secures electricity from external parties. Any continued interruption of service from these suppliers could adversely affect our ability to meet the demands of our customers, which could negatively impact our earnings, financial condition and results of operations.

Our ability to grow our businesses could be adversely affected if we are not successful in making acquisitions or integrating the acquisitions we have completed.

One of our strategies is to grow through acquisitions of complementary businesses. Acquisitions involve a number or risks including, but not limited to, the assumption of material liabilities, the diversion of management's attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and internal controls. Future acquisitions could also result in, among other things, the failure to identify material issues during due diligence, the risk of overpaying for assets, unanticipated capital expenditures, the failure to maintain effective internal control over financial reporting, recording goodwill and other intangible assets at values that ultimately may be subject to impairment charges and fluctuations in quarterly results. There can also be no assurance that our past and future acquisitions will deliver the strategic, financial and operational benefits that we anticipate. The failure to successfully integrate acquisitions could have an adverse effect on our results of operations, cash flows and financial condition.

An impairment of our assets could result in a significant charge to earnings.

In accordance with GAAP, goodwill, intangible, and other long-lived assets are tested for impairment annually or whenever events or changes in circumstances indicate impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the applicable asset and the implied fair value in the period the determination is made. The testing of assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including: future business operating performance, changes in economic conditions and interest rates, regulatory, industry or market conditions, changes in business operations, changes in competition or changes in technologies. Any changes in key assumptions, or actual performance compared with key assumptions, about our business and its future prospects could affect the fair value of one or more of our assets, which may result in an impairment charge.

REGULATORY, LEGAL AND ENVIRONMENTAL RISKS

Regulation of our businesses, including changes in the regulatory environment, may adversely affect our results of operations, cash flows and financial condition.

The Delaware, Maryland, Ohio and Florida PSCs regulate our utility operations in those states. Eastern Shore is regulated by the FERC. The PSCs and the FERC set the rates that we can charge customers for services subject to their regulatory jurisdiction. Our ability to obtain timely rate increases and rate supplements to maintain current rates of return depends on regulatory approvals, and there can be no assurance that our regulated operations will be able to obtain such approvals or maintain currently authorized rates of return. When earnings from our regulated utilities exceed the authorized rate of return, the respective regulatory authority may require us to reduce our rates charged to customers in the future.

We may face certain regulatory and financial risks related to pipeline safety legislation.

We are subject to a number of legislative proposals at the federal and state level to implement increased oversight over natural gas pipeline operations and facilities to inspect pipeline facilities, upgrade pipeline facilities, or control the impact of a breach of such facilities. Additional operating expenses and capital expenditures may be necessary to remain in compliance. If new legislation is adopted and we incur additional expenses and expenditures, our financial condition, results of operations and cash flows could be adversely affected, particularly if we are not authorized through the regulatory process to recover from customers some or all of these costs and our authorized rate of return.

Pipeline integrity programs and repairs may impose significant costs and liabilities on the Company.

The U.S. Pipeline and Hazardous Materials Safety Administration (PHMSA) requires pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines and to take additional measures to protect pipeline segments located in areas where a leak or rupture could potentially do the most harm. PHMSA constantly updates its regulations to ensure the highest levels of pipeline safety. As the operator of pipelines, we are required to: perform ongoing assessments of pipeline integrity; identify and characterize applicable threats to pipelines; improve data collection, integration and analysis; repair and remediate the pipelines as necessary; and implement preventative and mitigating actions. These new and any future regulations adopted by PHMSA may impose more stringent requirements applicable to integrity management programs and other pipeline safety aspects of our operations, which could cause us to incur increased capital and operating costs and operational delays. Moreover, should we fail to comply with the PHMSA rules and regulations, we could be subject to significant penalties and fines which may adversely affect our results of operations, cash flows and financial condition.

We are subject to operating and litigation risks that may not be fully covered by insurance.

Our operations are subject to the operating hazards and risks normally incidental to handling, storing, transporting, transmitting and delivering natural gas, electricity and propane to end users. From time to time, we are a defendant in legal proceedings arising in the ordinary course of business. We maintain insurance coverage for our general liabilities in the amount of $52 million, which we believe is reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.

Costs of compliance with environmental laws may be significant.

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These evolving laws and regulations may require expenditures over a long period of time to control environmental effects at our current and former operating sites, especially former MGP sites. To date, we have been able to recover, through regulatory rate mechanisms, the costs associated with the remediation of former MGP sites. However, there is no guarantee that we will be able to recover future remediation costs in the same manner or at all. A change in our approved rate mechanisms for recovery of environmental remediation costs at former MGP sites could adversely affect our results of operations, cash flows and financial condition.

Further, existing environmental laws and regulations may be revised, or new laws and regulations seeking to protect the environment may be adopted and be applicable to us. Revised or additional laws and regulations could result in additional operating restrictions on our facilities or increased compliance costs, which may not be fully recoverable. Any such increase in compliance costs could adversely affect our financial condition and results of operations. Compliance with these legal obligations requires us to commit capital. If we fail to comply with environmental laws and regulations, even if such failure is caused by factors beyond our control, we may be assessed administrative, civil, or criminal penalties and fines, imposed with investigatory and remedial obligations, or issued injunctions all of which could impact our financial condition and results of operations. See *Item 8, Financial Statements and Supplementary Data* (see Note 19, *Environmental Commitments and Contingencies,* in the consolidated financial statements).

Unanticipated changes in our tax provisions or exposure to additional tax liabilities could affect our profitability and cash flow.

We are subject to income and other taxes in the U.S. and the states in which we operate. Changes in applicable state or U.S. tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our tax expense and profitability. In addition, the final determination of any tax audits or related litigation could be materially different from our historical income tax provisions and accruals. Changes in our tax provision or an increase in our tax liabilities, due to changes in applicable law and regulations, the interpretation or application thereof, future changes in the tax rate or a final determination of tax audits or litigation, could have a material adverse effect on our financial position, results of operations or cash flows.

Our business may be subject in the future to additional regulatory and financial risks associated with global warming and climate change.

There have been a number of federal and state legislative and regulatory initiatives proposed in recent years in an attempt to control or limit the effects of global warming and overall climate change, including greenhouse gas emissions, such as carbon dioxide. The direction of future U.S. climate change regulation is difficult to predict given the potential for policy changes under different Presidential administrations and Congressional leadership. The EPA may or may not continue developing regulations to reduce greenhouse gas emissions. Even if federal efforts in this area slow, states, cities and local jurisdictions may continue pursuing climate regulations. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require us to incur additional operating costs, such as costs to purchase and operate emissions controls, to obtain emission allowances or to pay emission taxes, and reduce demand for our energy delivery services. Federal, state and local legislative initiatives to implement renewable portfolio standards or to further subsidize the cost of solar, wind and other renewable power sources may change the demand for natural gas. We cannot predict the potential impact that such laws or regulations, if adopted, may have on our future business, financial condition or financial results.

Climate changes may impact the demand for our services in the future and could result in more frequent and more severe weather events, which ultimately could adversely affect our financial results.

Significant climatic change creates physical and financial risks for us. Our customers' energy needs vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent their largest energy use. To the extent weather conditions may be affected by climate change, customers' energy use could increase or decrease depending on the duration and magnitude of any changes. To the extent that climate change adversely impacts the economic health or weather conditions of our service territories directly, it could adversely impact customer demand or our customers' ability to pay. Changes in energy use due to weather variations may affect our financial condition through volatility and/or decreased revenues and cash flows. Extreme weather conditions require more system backups and can increase costs and system stresses, including service interruptions. Severe weather impacts our operating territories primarily through thunderstorms, tornadoes, hurricanes, and snow or ice storms. Weather conditions outside of our operating territories could also have an impact on our revenues and cash flows by affecting natural gas prices. To the extent the frequency of extreme weather events increases, this could increase our costs of providing services. We may not be able to pass on the higher costs to our customers or recover all the costs related to mitigating these physical risks. To the extent financial markets view climate change and emissions of greenhouse gases as a financial risk, this could adversely affect our ability to access capital markets or cause us to receive less favorable terms and conditions in future financings. Our business could be affected by the potential for investigations and lawsuits related to or against greenhouse gas emitters based on the claimed connection between greenhouse gas emissions and climate change, which could impact adversely our business, results of operations and cash flows.

We face risks associated with widespread public health crises, epidemics, or pandemics which may have material adverse impacts on the Company's operations, financial condition, liquidity and results of operations.

The Company is subject to the impacts of widespread public health crises, epidemics and pandemics, including the recent COVID-19 outbreak. Such impacts may include, but are not limited to, effects on the national and local economy, capital and credit markets, the workforce, customers and suppliers. There is no assurance that the Company's businesses will be able to operate without material adverse impacts depending on the nature of the public health crisis, epidemic or pandemic. The ultimate severity, duration and impact of public health crises, epidemics and pandemics cannot be predicted. Additionally, there is no assurance that vaccines, or other treatments, are or will be widely available or effective, or that the public will be willing to participate, in an effort to contain the spread of disease. Actions taken in response to such crises by federal, state and local government or regulatory agencies may have a material adverse impact on the Company's business, financial condition, liquidity and results of operations.

While most restrictions related to the COVID-19 pandemic have been lifted in the United States, we remain committed to providing products and services to our customers in a safe and reliable manner, and will continue to do so in compliance with any mandated restrictions in each of the markets we serve.

Our certificate of incorporation and bylaws may delay or prevent a transaction that stockholders would view as favorable.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could delay, defer or prevent an unsolicited change in control of Chesapeake Utilities, which may negatively affect the market price of our common stock or the ability of stockholders to participate in a transaction in which they might otherwise receive a premium for their shares over the then current market price. These provisions may also prevent changes in management. In addition, our Board of Directors is authorized to issue preferred stock without stockholder approval on such terms as our Board of Directors may determine. Our common stockholders will be subject to, and may be negatively affected by, the rights of any preferred stock that may be issued in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. Properties.

Offices and other operational facilities

We own or lease offices and other operational facilities in our service territories located in Delaware, Maryland, Virginia, North Carolina, South Carolina, Florida, Pennsylvania and Ohio.

Regulated Energy Segment

The following table presents a summary of miles of assets operated by our natural gas distribution, natural gas transmission and electric business units as of December 31, 2022:

Operations	Miles
Natural Gas Distribution	
Delmarva Natural Gas (Natural gas pipelines)	2,012
Delmarva Natural Gas (Underground propane pipelines)	19
CFG and FPU (Natural gas pipelines)	3,043
Natural Gas Transmission	
Eastern Shore	517
Peninsula Pipeline	148
Aspire Energy Express [1]	—
Electric Distribution	
FPU	908
Total	6,647

(1) Aspire Energy Express had less than 1 mile of natural gas pipeline at December 31, 2022.

Peninsula Pipeline also has a 50 percent jointly owned intrastate transmission pipeline with Seacoast Gas Transmission, LLC ("Seacoast Gas Transmission") in Nassau County, Florida. The 26-mile pipeline serves demand in both Nassau and Duval Counties.

Unregulated Energy Segment

As of December 31, 2022 the following table presents propane storage capacity, miles of underground distribution mains and transmission for our Unregulated Energy Segment operations:

Operations	Gallons or miles
Propane distribution	
Propane storage capacity (gallons in millions)	8.7
Underground propane distribution mains (miles)	194
Unregulated Energy Transmission and gathering (Aspire Energy)	
Natural gas pipelines (miles)	2,800

ITEM 3. Legal Proceedings.

See Note 20, *Other Commitments and Contingencies* in the Consolidated Financial Statements, which is incorporated into Item 3 by reference.

ITEM 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Common Stock Dividends and Stockholder Information:

Chesapeake Utilities common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol CPK. As of February 17, 2023, we had 2,040 holders of record of our common stock. We declared quarterly cash dividends on our common stock totaling $2.085 per share in 2022 and $1.880 per share in 2021, and have paid a cash dividend to our common stock stockholders for 62 consecutive years. Future dividend payments and amounts are at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, and other factors.

Indentures to our long-term debt contain various restrictions which limit our ability to pay dividends. Refer to *Item 8, Financial Statements and Supplementary Data* (see Note 12, *Long-Term Debt*, in the consolidated financial statements) for additional information.

Purchases of Equity Securities by the Issuer

The following table sets forth information on purchases by us or on our behalf of shares of our common stock during the quarter ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2022 through October 31, 2022 [1]	483	$ 119.17	—	—
November 1, 2022 through November 30, 2022	—	—	—	—
December 1, 2022 through December 31, 2022	—	—	—	—
Total	483	$ 119.17	—	—

[1] In October 2022, we purchased 483 shares of common stock on the open market for the purpose of reinvesting the dividend on shares held in the Rabbi Trust accounts under the Non-Qualified Deferred Compensation Plan. The Non-Qualified Deferred Compensation Plan is discussed in detail in *Item 8, Financial Statements and Supplementary Data* (see Note 16, *Employee Benefit Plans*, in the consolidated financial statements).
[2] Except for the purpose described in footnote [1], we have no publicly announced plans or programs to repurchase our shares.

Information on certain of our equity compensation plans, for which shares of our common stock are authorized for issuance, is included in the section of our Proxy Statement captioned "Equity Compensation Plan Information" and is incorporated herein by reference.

Common Stock Performance Graph

The stock performance graph and table below compares cumulative total stockholder return on our common stock during the five fiscal years ended December 31, 2022, with the cumulative total stockholder return of the Standard & Poor's 500 Index and the cumulative total stockholder return of select peers, which include the following companies: Atmos Energy Corporation; Black Hills Corporation; Chesapeake Utilities Corporation; New Jersey Resources Corporation; NiSource; Northwest Natural Gas Company; Northwestern Corporation; ONE Gas, Inc.; RGC Resources, Inc.; South Jersey Industries, Inc.; Spire, Inc.; and Unitil Corporation.

The comparison assumes $100 was invested on December 31, 2017 in our common stock and in each of the foregoing indices and assumes reinvested dividends. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock.



	2017	2018	2019	2020	2021	2022
Chesapeake Utilities	$ 100	$ 105	$ 126	$ 145	$ 199	$ 164
Industry Index	$ 100	$ 107	$ 127	$ 106	$ 121	$ 133
S&P 500 Index	$ 100	$ 96	$ 126	$ 149	$ 191	$ 157

ITEM 6. [RESERVED]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section provides management’s discussion of Chesapeake Utilities and its consolidated subsidiaries, with specific information on results of operations, liquidity and capital resources, as well as discussion of how certain accounting principles affect our financial statements. It includes management’s interpretation of our financial results and our operating segments, the factors affecting these results, the major factors expected to affect future operating results as well as investment and financing plans. This discussion should be read in conjunction with our consolidated financial statements and notes thereto in *Item 8, Financial Statements and Supplementary Data*.

Several factors exist that could influence our future financial performance, some of which are described in Item 1A*, Risk Factors*. They should be considered in connection with forward-looking statements contained in this Annual Report, or otherwise made by or on behalf of us, since these factors could cause actual results and conditions to differ materially from those set out in such forward-looking statements.

In March 2020, the CDC declared a national emergency due to the rapidly growing outbreak of COVID-19. In response to this declaration and the rapid spread of COVID-19 within the United States, federal, state and local governments throughout the country imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These restrictions significantly impacted economic conditions in the United States beginning in 2020 and persisted throughout 2022, though to a significantly lesser extent. Chesapeake Utilities is considered an “essential business,” which allowed us to continue operational activities and construction projects while social distancing restrictions were in place.

The expiration of the states of emergency along with the settlement of our limited proceeding in Florida concluded our ability to defer incremental pandemic related costs for consideration through the applicable regulatory process. We remain committed to providing products and services to our customers in a safe and reliable manner, and will continue to do so in compliance with any mandated restrictions in each of the markets we serve.

Earnings per share information is presented on a diluted basis, unless otherwise noted.

The following discussions and those later in the document on operating income and segment results include the use of the term Adjusted Gross Margin which is a non-GAAP measure throughout our discussion on operating results. Adjusted Gross Margin is calculated by deducting the purchased cost of natural gas, propane and electricity and the cost of labor spent on direct revenue-producing activities from operating revenues. The costs included in Adjusted Gross Margin exclude depreciation and amortization and certain costs presented in operations and maintenance expenses in accordance with regulatory requirements. Adjusted Gross Margin should not be considered an alternative to Gross Margin under U.S. GAAP which is defined as the excess of sales over cost of goods sold. We believe that Adjusted Gross Margin, although a non-GAAP measure, is useful and meaningful to investors as a basis for making investment decisions. It provides investors with information that demonstrates the profitability achieved by us under our allowed rates for regulated energy operations and under our competitive pricing structures for our unregulated energy operations. Our management uses Adjusted Gross Margin as one of the financial measures in assessing our business units’ performance. Other companies may calculate Adjusted Gross Margin in a different manner.

The below tables reconcile Gross Margin as defined under GAAP to our non-GAAP measure of Adjusted Gross Margin for the years ended December 31, 2022, 2021 and 2020:

(in thousands)	For the Year Ended December 31, 2022			
	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Operating Revenues	$ 429,424	$ 280,750	$ (29,470)	$ 680,704
Cost of Sales:				
Natural gas, propane and electric costs	(127,172)	(162,683)	29,349	(260,506)
Depreciation & amortization	(52,707)	(16,257)	(9)	(68,973)
Operations & maintenance expense [1]	(35,472)	(29,825)	9	(65,288)
Gross Margin (GAAP)	214,073	71,985	(121)	285,937
Operations & maintenance expense [1]	35,472	29,825	(9)	65,288
Depreciation & amortization	52,707	16,257	9	68,973
Adjusted Gross Margin (Non-GAAP)	$ 302,252	$ 118,067	$ (121)	$ 420,198

(in thousands)	For the Year Ended December 31, 2021			
	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Operating Revenues	$ 383,920	$ 206,869	$ (20,821)	$ 569,968
Cost of Sales:				
Natural gas, propane and electric costs	(100,737)	(106,900)	20,687	(186,950)
Depreciation & amortization	(48,748)	(13,869)	(44)	(62,661)
Operations & maintenance expense [1]	(32,780)	(24,123)	179	(56,724)
Gross Margin (GAAP)	201,655	61,977	1	263,633
Operations & maintenance expense [1]	32,780	24,123	(179)	56,724
Depreciation & amortization	48,748	13,869	44	62,661
Adjusted Gross Margin (Non-GAAP)	$ 283,183	$ 99,969	$ (134)	$ 383,018

(in thousands)	For the Year Ended December 31, 2020			
	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Operating Revenues	$ 352,746	$ 152,526	$ (17,074)	$ 488,198
Cost of Sales:				
Natural gas, propane and electric costs	(91,994)	(62,780)	16,836	(137,938)
Depreciation & amortization	(46,079)	(11,988)	(50)	(58,117)
Operations & maintenance expense [1]	(31,237)	(22,914)	298	(53,853)
Gross Margin (GAAP)	183,436	54,844	10	238,290
Operations & maintenance expense [1]	31,237	22,914	(298)	53,853
Depreciation & amortization	46,079	11,988	50	58,117
Adjusted Gross Margin (Non-GAAP)	$ 260,752	$ 89,746	$ (238)	$ 350,260

[1] *Operations & maintenance expenses within the Consolidated Statements of Income are presented in accordance with regulatory requirements and to provide comparability within the industry. Operations & maintenance expenses which are deemed to be directly attributable to revenue producing activities have been separately presented above in order to calculate Gross Margin as defined under U.S. GAAP.*

2022 to 2021 Gross Margin (GAAP) Variance – Regulated Energy

Gross Margin (GAAP) for the Regulated Energy segment for 2022 was $214.1 million, an increase of $12.4 million, or 6.2 percent, compared to 2021. Higher gross margin reflects continued pipeline expansions by Eastern Shore, Peninsula Pipeline and Aspire Energy Express, incremental contributions from regulated infrastructure programs, organic growth in our natural gas distribution businesses, increased customer consumption, interim rates associated with the Florida natural gas base rate proceeding, cost recovery associated with pandemic related costs, and operating results from our acquisition of the Escambia Meter Station completed in 2021. These increases were partially offset by higher depreciation, amortization and property taxes, increased employee expenses driven by continued competition in the current labor market, higher facilities, maintenance and outside services as well as higher fuel costs.

2021 to 2020 Gross Margin (GAAP) Variance – Regulated Energy

Gross Margin (GAAP) for the Regulated Energy segment for the year ended December 31, 2021 compared to 2020 is described in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated herein by reference.

2022 to 2021 Gross Margin (GAAP) Variance – Unregulated Energy

Gross Margin (GAAP) for the Unregulated Energy segment for 2022 was $72.0 million, an increase of $10.0 million, or 16.1 percent compared to 2021. Increased gross margin resulted from higher retail propane margins per gallon and service fees, contributions from the propane acquisitions completed in 2021 and 2022, increased demand for CNG, RNG and LNG services and increased customer consumption along with higher rates for Aspire Energy. These increases were partially offset by higher depreciation, amortization and property taxes related to recent capital investments and acquisitions, increased employee expenses driven by continued competition in the current labor market, higher costs related to facilities, maintenance and outside services and rising fuel costs.

2021 to 2020 Gross Margin (GAAP) Variance – Unregulated Energy

Gross Margin (GAAP) for the Unregulated Energy segment for the year ended December 31, 2021 compared to 2020 is described in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference.

OVERVIEW AND HIGHLIGHTS

(in thousands except per share data) For the Year Ended December 31,	2022	2021	Increase (decrease)	2021	2020	Increase (decrease)
Business Segment:						
Regulated Energy	**$ 115,317**	$ 106,174	$ 9,143	$ 106,174	$ 92,124	$ 14,050
Unregulated Energy	**27,350**	24,427	2,923	24,427	20,664	3,763
Other businesses and eliminations	**266**	511	(245)	511	(65)	576
Operating Income	**142,933**	131,112	11,821	131,112	112,723	18,389
Other income, net	**5,051**	1,721	3,330	1,721	3,222	(1,501)
Interest charges	**24,356**	20,135	4,221	20,135	21,765	(1,630)
Income from Continuing Operations Before Income Taxes	**123,628**	112,698	10,930	112,698	94,180	18,518
Income Taxes on Continuing Operations	**33,832**	29,231	4,601	29,231	23,538	5,693
Income from Continuing Operations	**89,796**	83,467	6,329	83,467	70,642	12,825
Income (loss) from Discontinued Operations, Net of Tax	**—**	(1)	1	(1)	686	(687)
Gain on sale of Discontinued Operations, Net of tax	**—**	—	—	—	170	(170)
Net Income	**$ 89,796**	$ 83,466	$ 6,330	$ 83,466	$ 71,498	$ 11,968
Earnings Per Share of Common Stock (1)						
Basic	**$ 5.07**	$ 4.75	$ 0.32	$ 4.75	$ 4.28	$ 0.47
Diluted	**$ 5.04**	$ 4.73	$ 0.31	$ 4.73	$ 4.26	$ 0.47

(1) Basic and diluted earnings per share for the year ended December 31, 2020 include $0.05 attributable to discontinued operations.

2022 compared to 2021

Key variances in continuing operations between 2022 and 2021 included:

(in thousands, except per share data)	Pre-tax Income	Net Income	Earnings Per Share
Year ended December 31, 2021 Reported Results	**$ 112,698**	**$ 83,467**	**$ 4.73**
Adjusting for unusual items:			
Gain from sales of assets	1,902	1,382	0.08
Interest income from federal income tax refund	826	600	0.03
Absence of CARES Act items recognized during the third quarter of 2021	—	(922)	(0.05)
Regulatory deferral of COVID-19 expenses per PSC's orders	(2,545)	(1,849)	(0.10)
	183	(789)	(0.04)
Increased Adjusted Gross Margins:			
Contributions from acquisitions*	10,575	7,681	0.43
Natural gas transmission service expansions*	4,399	3,195	0.18
Contributions from regulated infrastructure programs *	3,926	2,851	0.16
Natural gas growth (excluding service expansions)	3,732	2,711	0.15
Increased propane margins per gallon and fees	3,575	2,597	0.14
Increased margins related to demand for CNG/RNG/LNG services*	3,534	2,567	0.14
Increased customer consumption - Inclusive of weather	3,117	2,264	0.13
Implementation of interim rates associated with the Florida natural gas rate case filing*	2,474	1,797	0.10
Contribution from rates associated with recovery of pandemic related costs	1,040	756	0.04
	36,372	26,419	1.47
(Increased) Other Operating Expenses (Excluding Natural Gas, Electricity and Propane Costs):			
Operating expenses from recent acquisitions	(9,586)	(6,963)	(0.39)
Depreciation, amortization and property tax costs due to new capital investments	(6,297)	(4,574)	(0.26)
Payroll, benefits and other employee-related expenses	(3,019)	(2,193)	(0.12)
Facilities expenses, maintenance costs and outside services	(1,942)	(1,411)	(0.08)
Increased vehicle expenses largely due to higher fuel costs	(1,000)	(726)	(0.04)
	(21,844)	(15,867)	(0.89)
Interest charges	(4,221)	(3,066)	(0.17)
Change in shares outstanding due to 2021 and 2022 equity issuances	—	—	(0.05)
Net Other Changes	440	(368)	(0.01)
Year ended December 31, 2022 Reported Results	**$ 123,628**	**$ 89,796**	**$ 5.04**

* See the Major Projects and Initiatives table.

SUMMARY OF KEY FACTORS

Recently Completed and Ongoing Major Projects and Initiatives

We constantly pursue and develop additional projects and initiatives to serve existing and new customers, and to further grow our businesses and earnings, with the intention to increase shareholder value. The following table includes the major projects/ initiatives recently completed and currently underway. Major projects and initiatives that have generated consistent year-over-year adjusted gross margin contributions are removed from the table at the beginning of the next calendar year. We will add new projects and initiatives to this table once negotiations or details are substantially final and the associated earnings can be estimated.

	Adjusted Gross Margin				
	Year Ended December 31,			Estimate for Fiscal	
(in thousands)	2020	2021	2022	2023	2024
Pipeline Expansions:					
Western Palm Beach County, Florida Expansion [1]	$ 4,167	$ 4,729	**$ 5,227**	$ 5,227	$ 5,227
Del-Mar Energy Pathway [1] [2]	2,462	4,584	**6,909**	6,980	6,903
Guernsey Power Station	—	187	**1,377**	1,486	1,482
Southern Expansion	—	—	**—**	586	2,344
Winter Haven Expansion	—	—	**260**	576	626
Beachside Pipeline Expansions	—	—	**—**	1,825	2,451
North Ocean City Connector	—	—	**—**	—	200
St. Cloud / Twin Lakes	—	—	**—**	414	584
Clean Energy [1]	—	—	**126**	1,009	1,009
Wildlight	—	—	**—**	528	2,000
Total Pipeline Expansions	6,629	9,500	**13,899**	18,631	22,826
CNG/RNG/LNG Transportation and Infrastructure	7,231	7,566	**11,100**	11,892	12,348
Acquisitions:					
Propane Acquisition	—	603	**10,762**	12,000	12,250
Escambia Meter Station	—	583	**999**	1,000	1,000
Total Acquisitions	—	1,186	**11,761**	13,000	13,250
Regulatory Initiatives:					
Florida GRIP	15,178	16,995	**19,885**	19,885	19,885
Capital Cost Surcharge Programs	523	1,199	**2,001**	2,811	2,831
Elkton STRIDE Plan	—	26	**264**	354	357
Florida Rate Case Proceeding	—	—	**2,474**	15,362	17,153
Electric Storm Protection Plan	—	—	**486**	1,137	2,113
Total Regulatory Initiatives	15,701	18,220	**25,110**	39,549	42,339
Total	$ 29,561	$ 36,472	**$ 61,870**	$ 83,072	$ 90,763

[1] Includes adjusted gross margin generated from interim services.
[2] Includes adjusted gross margin from natural gas distribution services.

Detailed Discussion of Major Projects and Initiatives

Pipeline Expansions

Western Palm Beach County, Florida Expansion
Peninsula Pipeline is constructing four transmission lines to bring additional natural gas to our distribution system in West Palm Beach, Florida. The first phase of this project was placed into service in December 2018 and generated incremental adjusted gross margin of $0.5 million during 2022 compared to 2021. The remainder of the project was completed in the fourth quarter of 2021. We estimate that the project will generate annual adjusted gross margin of $5.2 million in 2023 and beyond.

Del-Mar Energy Pathway
In December 2019, the FERC issued an order approving the construction of the Del-Mar Energy Pathway project. The project was placed into service in the fourth quarter of 2021. The new facilities: (i) include an additional 14,300 Dts/d of firm service to four customers, (ii) provide additional natural gas transmission pipeline infrastructure in eastern Sussex County, Delaware, and (iii) represent the first extension of Eastern Shore's pipeline system into Somerset County, Maryland. The project generated additional adjusted gross margin of $2.3 million for the year ended December 31, 2022. The estimated annual adjusted gross margin from this project, including natural gas distribution service in Somerset County, Maryland, is approximately $7.0 million in 2023 and beyond subject to further increase as the distribution system continues to build out.

Guernsey Power Station
Guernsey Power Station and our affiliate, Aspire Energy Express, entered into a precedent agreement for firm transportation capacity whereby Guernsey Power Station will construct a power generation facility and Aspire Energy Express will provide firm natural gas transportation service to this facility. Guernsey Power Station commenced construction of the project in October 2019. Aspire Energy Express completed construction of the gas transmission facilities in the fourth quarter of 2021.The project generated additional adjusted gross margin of $1.2 million for the year ended December 31, 2022, and is expected to produce adjusted gross margin of approximately $1.5 million in 2023 and beyond.

Southern Expansion
Eastern Shore plans to install a new natural gas driven compressor skid unit at its existing Bridgeville, Delaware compressor station that will provide 7,300 Dts of incremental firm transportation pipeline capacity. The project obtained FERC approval in January 2023 and is currently estimated to go into service in the fourth quarter of 2023. Eastern Shore expects the Southern Expansion project to generate annual adjusted gross margin of $0.6 million in 2023 and $2.3 million in 2024 and thereafter.

Winter Haven Expansion
In May 2021, Peninsula Pipeline filed a petition with the Florida PSC for approval of its Transportation Service Agreement with CFG for an incremental 6,800 Dts/d of firm service in the Winter Haven, Florida area. As part of this agreement, Peninsula Pipeline constructed a new interconnect with FGT and a new regulator station for CFG. CFG is using the additional firm service to support new incremental load due to growth in the area, including providing service, most immediately, to a new can manufacturing facility, as well as reliability and operational benefits to CFG's existing distribution system in the area. In connection with Peninsula Pipeline's new regulator station, CFG also extended its distribution system to connect to the new station. This expansion was placed in service in the third quarter of 2022. The project generated additional adjusted gross margin of $0.3 million for the year ended December 31, 2022, and is expected to produce adjusted gross margin of approximately $0.6 million in 2023 and beyond.

Beachside Pipeline Expansion
In June 2021, Peninsula Pipeline and Florida City Gas entered into a Transportation Service Agreement for an incremental 10,176 Dts/d of firm service in Indian River County, Florida, to support Florida City Gas' growth along the Indian River's barrier island. As part of this agreement, Peninsula Pipeline will construct approximately 11.3 miles of pipeline from its existing pipeline in the Sebastian, Florida, area east under the Intercoastal Waterway and southward on the barrier island. Construction is underway and is expected to be complete in the second quarter of 2023. We expect this extension to generate additional annual adjusted gross margin of $1.8 million in 2023 and $2.5 million in the years thereafter.

North Ocean City Connector

During the second quarter of 2022, we began construction of an extension of service into North Ocean City, Maryland. Our Delaware natural gas division and Sandpiper are installing approximately 5.7 miles of pipeline across southern Sussex County, Delaware to Fenwick Island, Delaware and Worcester County, Maryland. The project will reinforce our existing system in Ocean City, Maryland and allow for incremental growth along the pipeline. We expect this expansion to generate annual adjusted gross margin of $0.2 million beginning in 2024, with additional margin opportunities from incremental growth.

St.Cloud / Twin Lakes Expansion

In July 2022, Peninsula Pipeline filed a petition with the Florida PSC for approval of its Transportation Service Agreement with FPU for an additional 2,400 Dt/day of firm service in the St. Cloud, Florida area. As part of this agreement, Peninsula Pipeline will construct a pipeline extension and regulator station for FPU. The extension will be used to support new incremental load due to growth in the area, including providing service, most immediately, to the residential development, Twin Lakes. The expansion will also improve reliability and provide operational benefits to FPU's existing distribution system in the area, supporting future growth. We expect this expansion to be in service in the second quarter of 2023 and generate adjusted gross margin of $0.4 million in 2023 and $0.6 million in the years thereafter.

Clean Energy Expansion

During the fourth quarter of 2022, Clean Energy Fuels ("Clean Energy") and CFG entered into a precedent agreement for firm transportation services associated with a CNG fueling station Clean Energy is constructing. We plan to install approximately 2.2 miles of main extension in Davenport, Florida to support the filling station. Construction is underway and is expected to be complete in the third quarter of 2023. Our subsidiary Marlin Gas Services, is providing interim services to Clean Energy during the construction phase of the project. The project generated adjusted gross margin of approximately $0.1 million for the year ended December 31, 2022, and is expected to contribute adjusted gross margin of approximately $1.0 million in 2023 and the years thereafter.

Wildlight Expansion

In August 2022, Peninsula Pipeline and FPU filed a joint petition with the Florida PSC for approval of its Transportation Service Agreement associated with the development of the Wildlight planned community located in Nassau County, Florida. The project enables us to meet the significant growing demand for service in Yulee, Florida. The agreement will enable us to build the project during the construction and build-out of the community, and charge the reservation rate as each phase of the project goes into service. Construction of the pipeline facilities will occur in two separate phases. Phase one consists of three extensions with associated facilities, and a gas injection interconnect with associated facilities. Phase two will consist of two additional pipeline extensions. The various phases of the project are expected to commence in the first quarter of 2023, with construction on the overall project continuing through 2025. This project is expected to contribute adjusted gross margin of approximately $0.5 million in 2023 and $2.0 million in 2024 and beyond.

CNG/RNG/LNG Transportation and Infrastructure

We have made a commitment to meet customer demand for CNG, RNG and LNG in the markets we serve. This has included making investments within Marlin Gas Services to be able to transport these products through its virtual pipeline fleet to customers.To date, we have also made an infrastructure investment in Ohio, enabling RNG to fuel a third-party landfill fleet and to transport RNG to end use customers off our pipeline system. Similarly, we announced in March 2022, the opening of a high-capacity CNG truck and tube trailer fueling station in Port Wentworth, Georgia. As one of the largest public access CNG stations on the East Coast, it will offer a RNG option to customers in the near future. We constructed the station in partnership with Atlanta Gas Light, a subsidiary of Southern Company Gas. In 2020, Atlanta Gas Light announced that Chesapeake Utilities constructed and maintains the station and ensures access to CNG and RNG for the many customers expected to fuel at the station.

We are also involved in various other projects, all at various stages and all with different opportunities to participate across the energy value chain. In many of these projects, Marlin will play a key role in ensuring the RNG is transported to one of our many pipeline systems where it will be injected. Accordingly, given the overlapping role of Marlin in many of these projects, we have combined our transportation services and infrastructure related adjusted gross margin discussion into one section.

For the year ended December 31, 2022, we generated additional adjusted gross margin of $3.5 million compared to 2021 associated with the transportation of CNG and RNG by Marlin's virtual pipeline and Aspire Energy's Noble Road RNG pipeline. We estimate annual adjusted gross margin of approximately $11.9 million in 2023, and $12.3 million in 2024 for these transportation related services, with potential for additional growth in future years.

Full Circle Dairy

In February 2023, we announced plans to construct, own and operate a dairy manure RNG facility at Full Circle Dairy in Madison County, Florida. The project consists of a facility converting dairy manure to RNG and transportation assets to bring the gas to market. The first injection of RNG is projected to occur in the first half of 2024.

Planet Found Development

In late October 2022, we consummated the acquisition of Planet Found Energy Development. Planet Found's farm scale anaerobic digestion pilot system and technology produces biogas from 1,200 tons of poultry litter annually, which can be used to create renewable energy in the form of electricity or upgraded to renewable natural gas. In addition to generating biogas, Planet Found's nutrient capture system plays a major role in converting digestate into a nutrient-rich soil conditioner, which is distributed to bulk and retail markets under the brand Element Soil. The transaction will accelerate our efforts in converting poultry waste to renewable, sustainable energy while simultaneously improving the local environments in our service territories. The expertise, technologies and know-how can be leveraged for various scale projects across our geographic footprint.

Noble Road Landfill RNG Project

In October 2021, Aspire Energy completed construction of its Noble Road Landfill RNG pipeline project, a 33.1-mile pipeline, which transports RNG generated from the Noble Road landfill to Aspire Energy's pipeline system, displacing conventionally produced natural gas. In conjunction with this expansion, Aspire Energy also upgraded an existing compressor station and installed two new metering and regulation sites. The RNG volume is expected to represent nearly 10 percent of Aspire Energy's gas gathering volumes.

Bioenergy DevCo

In June 2020, our Delmarva natural gas operations and Bioenergy DevCo ("BDC"), a developer of anaerobic digestion facilities that create renewable energy and healthy soil products from organic material, entered into an agreement related to a project to extract RNG from poultry production waste. BDC and our affiliates are collaborating on this project in addition to several other project sites where organic waste can be converted into a carbon-negative energy source.

The RNG source created from the organic waste from the BDC facility will be transported to an Eastern Shore interconnection, where the sustainable fuel will be introduced into our transmission system and ultimately distributed to our natural gas customers.

CleanBay Project

In July 2020, our Delmarva natural gas operations and CleanBay Renewables Inc. ("CleanBay") announced a new partnership to bring RNG to our operations. As part of this partnership, we will transport the RNG produced at CleanBay's planned Westover, Maryland bio-refinery, to our natural gas infrastructure in the Delmarva Peninsula region. Eastern Shore and Marlin Gas Services, will transport the RNG from CleanBay to our Delmarva natural gas distribution system where it is ultimately delivered to the Delmarva natural gas distribution end use customers.

<u>Acquisitions</u>

Propane Acquisitions

On December 15, 2021, Sharp Energy acquired the propane operating assets of Diversified Energy for approximately $37.5 million net of cash acquired. There were multiple strategic benefits to this acquisition including it: (i) expanded the Company's propane territory into North Carolina and South Carolina while also expanding our existing footprint in Pennsylvania and Virginia, and (ii) included an established customer base with opportunities for future growth. Through this acquisition, the Company added approximately 19,000 residential, commercial and agricultural customers, along with distribution of approximately 10.0 million gallons of propane annually.

On June 13, 2022, Sharp acquired the propane operating assets of Davenport Energy's Siler City propane division for approximately $2.0 million. Through this acquisition, the Company expanded its operating footprint further into North Carolina, where customers are being served by Sharp Energy's Diversified Energy division. The acquisition added approximately 850 customers and distribution of approximately 406,000 gallons of propane annually to Sharp Energy's territory. The financial results of this acquisition are included in Sharp Energy's Diversified Energy division given geographic proximity and other synergies within the service territory.

For the year ended December 31, 2022, these acquisitions contributed $10.8 million in adjusted gross margin and are expected to generate $12.0 million of additional adjusted gross margin in 2023 and $12.3 million in 2024.

Escambia Meter Station

In June 2021, Peninsula Pipeline purchased the Escambia Meter Station from Florida Power and Light and entered into a Transportation Service Agreement with Gulf Power Company to provide up to 530,000 Dts/d of firm service from an interconnect with FGT to Florida Power & Light's Crist Lateral pipeline. The Florida Power & Light Crist Lateral provides gas supply to their natural gas fired power plant owned by Florida Power & Light in Pensacola, Florida. We generated $1.0 million in additional adjusted gross margin in 2022 and estimate that this acquisition will generate adjusted gross margin of approximately $1.0 million in 2023 and beyond.

<u>*Regulatory Initiatives*</u>

Florida GRIP

Florida GRIP is a natural gas pipe replacement program approved by the Florida PSC that allows automatic recovery, through rates, of costs associated with the replacement of mains and services. Since the program's inception in August 2012, the Company has invested $203.2 million of capital expenditures to replace 353 miles of qualifying distribution mains, including $13.7 million and $23.6 million of new pipes during 2022 and 2021, respectively. GRIP generated additional gross margin of $2.9 million for the year ended 2022 compared to 2021. We are currently projecting to complete this program in the first quarter of 2023 and expect to generate adjusted gross margin of $19.9 million in 2023 and 2024, respectively. The adjusted gross margin on GRIP investments are expected to continue to be generated as we have included the investments, and the associated expenses, in the base rate proceeding that was filed in May 2022. See additional discussion below for further details on the Florida Natural Gas Base Rate Proceeding.

Capital Cost Surcharge Programs

In December 2019, the FERC approved Eastern Shore's capital cost surcharge to become effective January 1, 2020. The surcharge, an approved item in the settlement of Eastern Shore's last general rate case, allows Eastern Shore to recover capital costs associated with mandated highway or railroad relocation projects that required the replacement of existing Eastern Shore facilities. In 2022 there was an increase of $0.8 million in adjusted gross margin related to the program. Eastern Shore expects to produce adjusted gross margin of approximately $2.8 million in 2023 and 2024 from relocation projects, which is ultimately dependent upon the timing of filings and the completion of construction.

Elkton Gas STRIDE Plan

In June 2021, we reached a settlement with the Maryland PSC Staff and the Maryland Office of the Peoples Counsel regarding a five-year plan to replace Aldyl-A pipelines and recover the associated costs of those replacements through a fixed charge rider. The STRIDE plan went into service in September 2021 and is expected to generate $0.4 million of additional adjusted gross margin in 2023 and annually thereafter.

Florida Natural Gas Base Rate Proceeding

In May 2022, our natural gas distribution businesses in Florida (FPU, FPU-Indiantown division, FPU-Fort Meade division and Chesapeake Utilities CFG division, collectively, "Florida natural gas distribution businesses") filed a consolidated natural gas rate case with the Florida PSC. The application included a request for the following: (i) permanent rate relief of approximately $24.1 million, effective January 1, 2023, (ii) a depreciation study also submitted with the filing; (iii) authorization to make certain changes to tariffs to include the consolidation of rates and rate structure across the businesses and to unify the Florida natural gas distribution businesses under FPU; (iv) authorization to retain the acquisition adjustment recorded at the time of the FPU merger in our revenue requirement;and (v) authorization to establish an environmental remediation surcharge for the purposes of addressing future expected remediation costs for FPU MGP sites. In August 2022, interim rates were approved by the Florida PSC in the amount of approximately $7.7 million on an annualized basis, effective for all meter readings in September 2022. The discovery process and related hearings were concluded during the fourth quarter of 2022 and briefs were submitted in the same quarter of 2022. In January 2023, the Florida PSC approved the application for consolidation and permanent rate relief of approximately $17.2 million on an annual basis. Actual rates in connection with the rate relief were approved by the Florida PSC in February 2023 with an effective date of March 1, 2023.

Storm Protection Plan

In 2020, the Florida PSC implemented the SPP and SPPCR rules, which require electric utilities to petition the Florida PSC for approval of a Transmission and Distribution Storm Protection Plan that covers the utility's immediate 10-year planning period with updates to the plan at least every 3 years. The SPPCR rules allow the utility to file for recovery of associated costs related to its SPP. Our Florida electric distribution operation's SPP and SPPCRC were filed during the first quarter of 2022 and approved in the fourth quarter of 2022 with modifications, by the Florida PSC. This initiative is expected to generate adjusted gross margin of approximately $1.1 million in 2023 and $2.1 million in 2024, and we expect continued investment under the SPP going forward.

COVID-19 Regulatory Proceeding

In October 2020, the Florida PSC approved a joint petition of our natural gas and electric distribution utilities in Florida to establish a regulatory asset to record incremental expenses incurred due to COVID-19. The regulatory asset allows us to obtain recovery of these costs in the next base rate proceedings. The Company's Florida regulated business units reached a settlement with the Florida OPC in June 2021, enabling the business units to establish a regulatory asset of $2.1 million. This amount includes COVID-19 related incremental expenses for bad debt write-offs, personnel protective equipment, cleaning and business information services for remote work. Our Florida regulated business units are currently amortizing the amount over two years effective January 1, 2022 and recovering the regulatory asset through the Purchased Gas Adjustment and Swing Service mechanisms for the natural gas business units and through the Fuel Purchased Power Cost Recovery clause for the electric division. This results in additional adjusted gross margin of $1.0 million annually that is being offset by a corresponding amortization of regulatory asset expense, for both 2022 and 2023.

Other Major Factors Influencing Adjusted Gross Margin

Weather and Consumption

Weather conditions accounted for increased adjusted gross margin of $1.5 million in 2022 compared to 2021. The following table summarizes heating degree day ("HDD") and cooling degree day ("CDD") variances from the 10-year average HDD/CDD ("Normal") for the years ended December 31, 2022 compared to 2021 and December 31, 2021 compared to 2020.

HDD and CDD Information

	For the Years Ended December 31,					
	2022	**2021**	**Variance**	**2021**	**2020**	**Variance**
Delmarva						
Actual HDD	**4,088**	3,849	239	3,849	3,716	133
10-Year Average HDD ("Normal")	**4,147**	4,182	(35)	4,182	4,294	(112)
Variance from Normal	**(59)**	(333)		(333)	(578)	
Florida [1]						
Actual HDD	**836**	829	7	829	745	84
10-Year Average HDD ("Normal")	**828**	839	(11)	839	933	(94)
Variance from Normal	**8**	(10)		(10)	(188)	
Ohio						
Actual HDD	**5,532**	5,138	394	5,138	5,218	(80)
10-Year Average HDD ("Normal")	**5,557**	5,621	(64)	5,621	5,701	(80)
Variance from Normal	**(25)**	(483)		(483)	(483)	
Florida [1]						
Actual CDD	**2,826**	2,687	139	2,687	3,078	(391)
10-Year Average CDD ("Normal")	**2,929**	2,952	(23)	2,952	2,931	21
Variance from Normal	**(103)**	(265)		(265)	147	

[1] Prior year amounts have been revised to conform to the current period presentation.

Natural Gas Distribution Growth

Customer growth for our natural gas distribution operations, as a result of the addition of new customers and the conversion of customers from alternative fuel sources to natural gas service, generated $3.7 million of additional adjusted gross margin in 2022. The average number of residential customers served on the Delmarva Peninsula and Florida increased by approximately 5.7 percent and 4.2 percent, respectively, during 2022. On the Delmarva Peninsula, a larger percentage of the adjusted gross margin growth was generated from residential growth given the expansion of gas into new housing communities and conversions to natural gas as our distribution infrastructure continues to build out. In Florida, as new communities continue to build out due to population growth and infrastructure is added to support the growth, there is increased load from both residential customers as well as new commercial and industrial customers. The details are provided in the following table:

	Adjusted Gross Margin Increase	
	For the Year Ended December 31, 2022	
(in thousands)	Delmarva Peninsula	Florida
Customer growth:		
Residential	$ 2,045	$ 938
Commercial and industrial	402	347
Total customer growth	$ 2,447	$ 1,285

REGULATED ENERGY

For the Year Ended December (in thousands)	2022	2021	Increase (decrease)	2021	2020	Increase (decrease)
Revenue	$ 429,424	$ 383,920	$ 45,504	$ 383,920	$ 352,746	$ 31,174
Natural gas and electric costs	127,172	100,737	26,435	100,737	91,994	8,743
Adjusted gross margin [1]	302,252	283,183	19,069	283,183	260,752	22,431
Operations & maintenance	112,963	108,190	4,773	108,190	104,379	3,811
Gain from a settlement	—	—	—	—	(130)	130
Depreciation & amortization	52,707	48,748	3,959	48,748	46,079	2,669
Other taxes	21,265	20,071	1,194	20,071	18,300	1,771
Other operating expenses	186,935	177,009	9,926	177,009	168,628	8,381
Operating Income	$ 115,317	$ 106,174	$ 9,143	$ 106,174	$ 92,124	$ 14,050

[1] Adjusted Gross Margin is a non-GAAP measure utilized by Management to review business unit performance. For a more detailed discussion on the differences between Gross Margin (GAAP) and Adjusted Gross Margin, see the Reconciliation of GAAP to Non-GAAP Measures presented above.

2022 compared to 2021

Operating income for the Regulated Energy segment for 2022 was $115.3 million, an increase of $9.1 million, or 8.6 percent, compared to 2021. Operating income for the year ended December 31, 2021 included a $2.5 million reduction in other operating expenses resulting from regulatory deferral of certain costs associated with the COVID-19 pandemic. Absent this benefit, operating income increased $11.7 million, or 11.3 percent. Higher operating income reflects continued pipeline expansions by Eastern Shore, Peninsula Pipeline and Aspire Energy Express, incremental contributions from regulated infrastructure programs, organic growth in our natural gas distribution businesses, interim rates associated with the Florida natural gas base rate proceeding, increased customer consumption, cost recovery associated with pandemic related costs, and operating results from the Escambia Meter Station acquisition completed in 2021. Eliminating the benefits of regulatory asset accounting in 2021, operating expenses increased by $7.4 million compared to the prior year primarily due to higher depreciation, amortization and property taxes, increased employee expenses driven by continued competition in the labor market, facilities, maintenance and outside services as well as vehicle expenses largely due to higher fuel costs.

Items contributing to the year-over-year adjusted gross margin increase are listed in the following table:

(in thousands)		
Natural gas transmission service expansions	$	4,399
Contributions from regulated infrastructure programs		3,926
Natural gas growth (excluding service expansions)		3,732
Contribution from implementation of interim rates approved by FL PSC		2,474
Customer consumption - inclusive of weather		1,263
Contribution from rates associated with recovery of pandemic related costs		1,040
Increased adjusted gross margin from off-system natural gas capacity sales		826
Escambia Meter Station acquisition		416
Other variances		993
Year-over-year increase in adjusted gross margin	$	19,069

The following narrative discussion provides further detail and analysis of the significant variances in adjusted gross margin detailed above.

Natural Gas Transmission Service Expansions
We generated increased adjusted gross margin of $4.4 million from natural gas transmission service expansions including, Peninsula Pipeline's Western Palm Beach County project, Eastern Shore's Del-Mar Energy Pathway project and the Guernsey pipeline expansion.

Contributions from Regulated Infrastructure Programs
Contributions from regulated infrastructure programs generated incremental adjusted gross margin of $3.9 million for the year. The increase in adjusted gross margin was primarily related to continued investment in the Florida GRIP, Eastern Shore's capital surcharge program, the Elkton Gas STRIDE Plan and Florida's Storm Protection Plan. Refer to Note 18, *Rates and Other Regulatory Activities*, in the consolidated financial statements for additional information.

Natural Gas Distribution Customer Growth
We generated additional adjusted gross margin of $3.7 million from natural gas customer growth. Adjusted gross margin increased by $1.3 million in Florida and $2.4 million on the Delmarva Peninsula compared to 2021, due primarily to residential customer growth of 4.2 percent and 5.7 percent in Florida and on the Delmarva Peninsula, respectively.

Interim Rates Associated with the Florida Natural Gas Base Rate Proceeding
In August 2022, the Florida PSC approved interim rates starting in September 2022. These interim rates contributed additional adjusted gross margin of $2.5 million. Please refer to Note 18, *Rates and Other Regulatory Activities*, in the consolidated financial statements for additional information.

Customer Consumption - Inclusive of Weather
Increased customer consumption contributed additional adjusted gross margin of $1.3 million for the year compared to 2021.

Contributions from Rates Associated with Recovery of Pandemic Related Costs
In July 2021, the Florida PSC approved an order that allowed us to establish a regulatory asset to recover incremental expenses we incurred due to COVID resulting in additional adjusted gross margin of $1.0 million. This adjusted gross margin was offset by a corresponding amortization of regulatory asset expense.

Contributions from Off-System Natural Gas Sales
We generated additional adjusted gross margin of $0.8 million related to off-system natural gas capacity sales.

Contribution from Acquisitions
The acquisition of the Escambia meter station in June 2021 contributed additional adjusted gross margin of $0.4 million.

The major components of the increase in other operating expenses are as follows:

(in thousands)		
Depreciation, amortization and property tax costs due to new capital investments	$	5,453
Absence of regulatory deferral of COVID-19 expenses per PSC's orders		2,545
Payroll, benefits and other employee-related expenses		1,214
Facilities expenses, maintenance costs and outside services		641
Increased vehicle expenses largely due to higher fuel costs		356
Other variances		(283)
Period-over-period increase in other operating expenses	$	9,926

2021 compared to 2020

The results for the Regulated Energy segment for the year ended December 31, 2021 compared to 2020 are described in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated herein by reference.

UNREGULATED ENERGY

For the Year Ended December 31,	2022	2021	Increase (decrease)	2021	2020	Increase (decrease)
(in thousands)						
Revenue	$ 280,750	$ 206,869	$ 73,881	$ 206,869	$ 152,525	$ 54,344
Propane and natural gas costs	162,683	106,900	55,783	106,900	62,779	44,121
Adjusted gross margin [(1)]	118,067	99,969	18,098	99,969	89,746	10,223
Operations & maintenance	70,489	57,905	12,584	57,905	53,839	4,066
Depreciation & amortization	16,257	13,869	2,388	13,869	11,988	1,881
Other taxes	3,971	3,768	203	3,768	3,255	513
Other operating expenses	90,717	75,542	15,175	75,542	69,082	6,460
Operating Income	$ 27,350	$ 24,427	$ 2,923	$ 24,427	$ 20,664	$ 3,763

[(1)] Adjusted Gross Margin is a non-GAAP measure utilized by Management to review business unit performance. For a more detailed discussion on the differences between Gross Margin (GAAP) and Adjusted Gross Margin, see the Reconciliation of GAAP to Non-GAAP Measures presented above.

2022 Compared to 2021

Operating income for the Unregulated Energy segment for 2022 was $27.4 million, an increase of $2.9 million compared to 2021. The higher operating income is a result of contributions from the acquisition of Diversified Energy, increased propane margins including higher service fees, increased demand for CNG, RNG and LNG services, and increased volumes from both Aspire and propane. These adjusted gross margin increases were partially offset by increased operating expenses associated with the acquisition of Diversified Energy, including costs to integrate the business in line with Sharp's operating practices, as well as increased payroll, benefits and employee related expenses driven by competition in the current labor market, increased costs for facilities, maintenance and outside services, depreciation, amortization and property taxes, as well as higher vehicle expenses largely due to rising fuel costs.

Adjusted Gross Margin

Items contributing to the year-over-year increase in adjusted gross margin are listed in the following table:

(in thousands)		
Propane Operations		
Propane acquisitions completed in 2022 and 2021	$	10,159
Increased propane margins and fees		3,575
Increased customer consumption - inclusive of weather		378
Decreased customer consumption due to conversion of customers to our natural gas system		(694)
CNG/RNG/LNG Transportation and Infrastructure		
Increased demand for CNG/RNG/LNG services		3,534
Aspire Energy		
Increased customer consumption - primarily weather related		1,475
Other variances		(329)
Year-over-year increase in adjusted gross margin	**$**	**18,098**

The following narrative discussion provides further detail and analysis of the significant items in the foregoing table.

Propane Operations

- *Recent propane acquisitions* - Adjusted gross margin increased by $10.2 million due to recent propane acquisitions completed in 2021 and 2022.

- *Increased propane margins and fees* - Adjusted gross margin increased by $3.6 million, mainly due to increased customer service fees, lower propane inventory costs and favorable market conditions as well as resuming the assessment of our customary service fees. Propane margins also increased due to realized gains associated with our SWAP agreements. These market conditions, which include market pricing and competition with other propane suppliers, as well as the availability and price of alternative energy sources, may fluctuate based on changes in demand, supply and other energy commodity prices.

- *Increased customer consumption due to weather* - Adjusted gross margin increased by $0.4 million due to higher consumption of gas as weather was 6 percent colder than the prior year.

- *Decreased customer consumption due to conversion of customers to natural gas* - Adjusted gross margin decreased by $0.7 million due to customer conversions from propane service to the Company's natural gas distribution business.

CNG/RNG/LNG Transportation and Infrastructure

- *Increased demand for CNG services* - Adjusted gross margin increased by $3.5 million due to higher demand for CNG hold services for Marlin and contributions from an Aspire RNG project.

Aspire Energy

- *Increased customer consumption primarily weather related* - Adjusted gross margin increased by $1.5 million due to higher consumption of gas as weather in Ohio was approximately 8 percent colder than the prior year.

Other Operating Expenses

Items contributing to the period-over-period increase in other operating expenses are listed in the following table:

(in thousands)		
Operating expenses associated with recent propane acquisitions	$	9,586
Increased payroll, benefits and other employee-related expenses		2,351
Increased facilities expenses, maintenance costs and outside services		1,110
Increased depreciation, amortization and property tax costs		848
Increased vehicle expenses largely due to higher fuel costs		570
Other variances		710
Period-over-period increase in other operating expenses	$	**15,175**

2021 compared to 2020

The results for the Unregulated Energy segment for the year ended December 31, 2021 compared to 2020 are described in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference.

OTHER INCOME, NET

Other income, net was $5.1 million and $1.7 million for 2022 and 2021, respectively. Other income, net includes non-operating investment income (expense), interest income, late fees charged to customers, gains or losses from the sale of assets for our unregulated businesses and pension and other benefits expense. The increase from 2021 to 2022 was primarily due to a higher level of gains recognized on the sale of assets and interest income received in connection to a federal income tax refund received during 2022.

INTEREST CHARGES

2022 Compared to 2021

Interest charges for 2022 increased by $4.2 million, compared to the same period in 2021, attributable primarily to an increase of $2.0 million in higher interest rates on outstanding borrowings under our Revolver, $1.9 million in interest expense as a result of a long-term debt placement in 2022 and $0.3 million of an amortization credit/reduction in interest expense associated with a regulatory liability that was established in connection with the Hurricane Michael regulatory proceeding settlement. The interest rate associated with our Revolver increased by 4.3 percent in 2022 as a result of the Federal Reserve raising interest rates. Any additional increases in interest rates by the Federal Reserve would have a corresponding increase in the interest rates charged under our Revolver.

INCOME TAXES

2022 Compared to 2021

Income tax expense was $33.8 million for 2022 compared to $29.2 million for 2021. Our effective income tax rates were 27.4 percent and 25.9 percent for the years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2021, we implemented certain provisions of the CARES Act that allowed us to carryback net operating losses into prior year periods where the federal income tax rate was higher. The tax benefits associated with this legislation were not available for the year ended December 31, 2022. As a result of the CARES Act, we recognized a $0.9 million reduction in income tax expense for the year ended December 31, 2021. Absent the provisions of the CARES Act, our effective tax rate for the year ended December 31, 2021 was 26.8 percent.

LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements reflect the capital-intensive and seasonal nature of our business and are principally attributable to investment in new plant and equipment, retirement of outstanding debt and seasonal variability in working capital. We rely on cash generated from operations, short-term borrowings, and other sources to meet normal working capital requirements and to temporarily finance capital expenditures. We may also issue long-term debt and equity to fund capital expenditures and to maintain our capital structure within our target capital structure range. We maintain an effective shelf registration statement with the SEC for the issuance of shares of common stock under various types of equity offerings, including shares of common stock under our ATM equity program, as well as an effective registration statement with respect to the DRIP. Depending on our capital needs and subject to market conditions, in addition to other possible debt and equity offerings, we may consider issuing additional shares under the direct share purchase component of the DRIP and/or under the ATM equity program. Beginning in the third quarter of 2020, we issued shares of common stock under both the DRIP and the ATM equity program.

Our energy businesses are weather-sensitive and seasonal. We normally generate a large portion of our annual net income and subsequent increases in our accounts receivable in the first and fourth quarters of each year due to significant volumes of natural gas, electricity, and propane delivered by our distribution operations, and our natural gas transmission operations to customers during the peak heating season. In addition, our natural gas and propane inventories, which usually peak in the fall months, are largely drawn down in the heating season and provide a source of cash as the inventory is used to satisfy winter sales demand.

Capital expenditures for investments in new or acquired plant and equipment are our largest capital requirements. Our capital expenditures were $140.7 million in 2022.

The following table shows total capital expenditures for the year ended December 31, 2022 by segment and by business line:

(dollars in thousands)	For the Year Ended December 31, 2022	
Regulated Energy:		
Natural gas distribution	$	69,799
Natural gas transmission		22,220
Electric distribution		5,535
Total Regulated Energy		97,554
Unregulated Energy:		
Propane distribution		15,658
Energy transmission		7,264
Other unregulated energy		17,851
Total Unregulated Energy		40,773
Other:		
Corporate and other businesses		2,355
Total Other		2,355
Total 2022 Capital Expenditures	$	**140,682**

In the table below, we have provided a range of our forecasted capital expenditures for 2023:

(dollars in thousands)	Estimate for Fiscal 2023			
	Low		High	
Regulated Energy:				
Natural gas distribution	$	89,000	$	100,000
Natural gas transmission		50,000		60,000
Electric distribution		13,000		15,000
Total Regulated Energy		152,000		175,000
Unregulated Energy:				
Propane distribution		15,000		16,000
Energy transmission		8,000		9,000
Other unregulated energy		23,000		27,000
Total Unregulated Energy		46,000		52,000
Other:				
Corporate and other businesses		2,000		3,000
Total Other		2,000		3,000
Total 2023 Forecasted Capital Expenditures	$	**200,000**	$	**230,000**

The 2023 forecast, which excludes potential acquisitions due to their opportunistic nature, includes capital expenditures for the following: Pipeline expansions related to the Eastern Shore Southern expansion, Florida Beachside Pipeline, the Wildlight pipeline expansion, other small pipeline expansion opportunities, continued distribution system expansions including further expansion in Somerset County, Maryland and the Wildlight development in Florida. Furthermore, the 2023 forecast includes continued expenditures under the Florida GRIP, the capital cost surcharge program and the Elkton Gas STRIDE program as well as information technology system enhancements and other strategic initiatives and investments.

The capital expenditure projection is subject to continuous review and modification. Actual capital requirements may vary from the above estimates due to a number of factors, including changing economic conditions, supply chain disruptions, capital delays that are greater than currently anticipated, customer growth in existing areas, regulation, new growth or acquisition opportunities and availability of capital and other factors discussed in Item 1A. *Risk Factors*. Historically, actual capital expenditures have typically lagged behind the budgeted amounts.

The timing of capital expenditures can vary based on delays in regulatory approvals, securing environmental approvals and other permits. The regulatory application and approval process has lengthened in the past few years, and we expect this trend to continue.

Capital Structure

We are committed to maintaining a sound capital structure and strong credit ratings. This commitment, along with adequate and timely rate relief for our regulated energy operations, is intended to ensure our ability to attract capital from outside sources at a reasonable cost, which will benefit our customers, creditors, employees and stockholders.

The following tables present our capitalization, excluding and including short-term borrowings, as of December 31, 2022 and 2021 follows:

	December 31, 2022		December 31, 2021	
(in thousands)				
Long-term debt, net of current maturities	$ 578,388	41 %	$ 549,903	42 %
Stockholders' equity	832,801	59 %	774,130	58 %
Total capitalization, excluding short-term borrowings	$ 1,411,189	100 %	$ 1,324,033	100 %

	December 31, 2022		December 31, 2021	
(in thousands)				
Short-term debt	$ 202,157	12 %	$ 221,634	14 %
Long-term debt, including current maturities	599,871	37 %	567,866	36 %
Stockholders' equity	832,801	51 %	774,130	50 %
Total capitalization, including short-term borrowings	$ 1,634,829	100 %	$ 1,563,630	100 %

Our target ratio of equity to total capitalization, including short-term borrowings, is between 50 and 60 percent. We seek to align permanent financing with the in-service dates of capital projects. We may utilize more temporary short-term debt when the financing cost is attractive as a bridge to the permanent long-term financing or if the equity markets are volatile.

In 2021, we issued approximately 0.1 million shares at an average price per share of $125.71 and received net proceeds of $15.2 million under the DRIP. In 2022, we issued less than 0.1 million shares at an average price per share of $136.26 and received net proceeds of $4.5 million under the DRIP. See Note 15, *Stockholders' Equity*, in the consolidated financial statements for additional information on commissions and fees paid in connection with these issuances.

Uncollateralized Senior Notes

All of our Senior Notes require periodic principal and interest payments as specified in each note. They also contain various restrictions. The most stringent restrictions state that we must maintain equity of at least 40 percent of total capitalization (including short-term borrowings), and the fixed charge coverage ratio must be at least 1.2 times. The most recent Senior Notes issued since September 2013 also contain a restriction that we must maintain an aggregate net book value in our regulated business assets of at least 50 percent of our consolidated total assets. Failure to comply with those covenants could result in accelerated due dates and/or termination of the Senior Note agreements.

Certain Uncollateralized Senior Notes contain a "restricted payments" covenant as defined in the respective note agreements. The most restrictive covenants of this type are included within the 5.93 percent Senior Note, due October 31, 2023. The covenant provides that we cannot pay or declare any dividends or make any other restricted payments in excess of the sum of $10.0 million, plus our consolidated net income accrued on and after January 1, 2003. As of December 31, 2022, the cumulative consolidated net income base was $754.2 million, offset by restricted payments of $326.4 million, leaving $427.8 million of cumulative net income free of restrictions.

Shelf Agreements

We have entered into Shelf Agreements with Prudential and MetLife, whom are under no obligation to purchase any unsecured debt. The following table summarizes our Shelf Agreements at December 31, 2022:

	Total Borrowing Capacity		Less: Amount of Debt Issued		Less: Unfunded Commitments		Remaining Borrowing Capacity
Shelf Agreement [1]							
(in thousands)							
Prudential Shelf Agreement [2]	$	370,000	$	(220,000)	$	(80,000)	$	70,000
MetLife Shelf Agreement		150,000		(50,000)		—		100,000
Total	$	520,000	$	(270,000)	$	(80,000)	$	170,000

[1] The amended Prudential and MetLife Shelf Agreements both expire in February 2026.

[2] Unfunded commitments of $80.0 million reflects Senior Notes expected to be issued on or before March 14, 2023.

In February 2023, we amended our Shelf Agreements with Prudential and MetLife. The amended agreements now provide for total borrowing capacity of up to $405.0 million under the Prudential Shelf Agreement and $200.0 million under the MetLife Shelf Agreement. Additionally, the amendments extend the term of the agreements for an additional three years from the effective dates.

The Uncollateralized Senior Notes, Shelf Agreements and Shelf Notes set forth certain business covenants to which we are subject when any note is outstanding, including covenants that limit or restrict our ability, and the ability of our subsidiaries, to incur indebtedness, or place or permit liens and encumbrances on any of our property or the property of our subsidiaries.

Short-Term Borrowings

We are authorized by our Board of Directors to borrow up to $400.0 million of short-term debt, as required. At December 31, 2022 and 2021, we had $202.2 million and $221.6 million, respectively, of short-term borrowings outstanding at a weighted average interest rate of 5.04 percent and 0.83 percent, respectively.

In August 2021, we amended and restated our Revolver into a multi-tranche facility totaling $400.0 million with multiple participating lenders. The two tranches of the facility consist of a $200.0 million 364-day short-term debt tranche and a $200.0 million five-year tranche, both of which have three (3) one-year extension options, which can be authorized by our Chief Financial Officer. We are eligible to establish the repayment term for individual borrowings under the five-year tranche of the Revolver and to the extent that an individual loan under the Revolver exceeded 12 months, the outstanding balance would be classified as a component of long-term debt.

In August 2022, we amended both tranches of the Revolver, which now bear interest using SOFR as the benchmark interest rate, plus a 10-basis point SOFR adjustment, in lieu of LIBOR which is being retired by financial institutions. In addition, the 364-day tranche was extended for the upcoming year, expiring in August 2023. As part of these amendments, the parties agreed to eliminate the previous covenant capping the aggregate investments at $150.0 million where we maintain an ownership interest less than 50 percent. Additionally, the 364-day tranche of the facility now offers a reduced interest margin similar to the five-year tranche for amounts borrowed in connection with new sustainable investments. All other terms and conditions remained unchanged. Borrowings outstanding under the sustainable investment sublimit of the 364-day tranche amounted to $9.4 million at December 31, 2022.

The availability of funds under the Revolver is subject to conditions specified in the credit agreement, all of which we currently satisfy. These conditions include our compliance with financial covenants and the continued accuracy of representations and warranties contained in the Revolver's loan documents. We are required by the financial covenants in the Revolver to maintain, at the end of each fiscal year, a funded indebtedness ratio of no greater than 65 percent. As of December 31, 2022, we are in compliance with this covenant.

The 364-day tranche of the Revolver expires in August 2023 and the five-year tranche expires in August 2026, both of which are available to fund our short-term cash needs to meet seasonal working capital requirements and to temporarily fund portions of our capital expenditures. Borrowings under both tranches of the Revolver are subject to a pricing grid, including the commitment fee and the interest rate charged based upon our total indebtedness to total capitalization ratio for the prior quarter. As of December 31, 2022, the pricing under the 364-day tranche of the Revolver does not include an unused commitment fee and maintains an interest rate of 70 basis points over SOFR plus a 10 basis point SOFR adjustment. As of December 31, 2022, the pricing under the five-year tranche of the Revolver included an unused commitment fee of 9 basis points and an interest rate of 95 basis points over SOFR plus a 10 basis point SOFR adjustment.

Our total available credit under the Revolver at December 31, 2022 was $192.0 million. As of December 31, 2022, we had issued $5.8 million in letters of credit to various counterparties under the syndicated Revolver. These letters of credit are not included in the outstanding short-term borrowings and we do not anticipate they will be drawn upon by the counterparties. The letters of credit reduce the available borrowings under the Revolver.

In the fourth quarter of 2020, we entered into two $30.0 million interest rate swaps with a total notional amount of $60.0 million through December 2021 with pricing of 0.20 percent and 0.205 percent for the period associated with our outstanding borrowing under the Revolver. In February 2021, we entered into an additional interest rate swap with a notional amount of $40.0 million through December 2021 with pricing of 0.17 percent. In the third quarter of 2022, we entered into an interest rate swap with a notional amount of $50.0 million through September 30, 2025 at a price of 3.98 percent.

Key statistics regarding our unsecured short-term credit facilities (our Revolver and previous bilateral lines of credit and revolving credit facility) for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands)	2022	2021	2020
Average borrowings during the year	$ 170,434	$ 182,305	$ 230,526
Weighted average interest rate for the year	2.49 %	1.03 %	1.50 %
Maximum month-end borrowings	$ 225,050	$ 226,097	$ 284,914

Cash Flows

The following table provides a summary of our operating, investing and financing cash flows for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,		
	2022	2021	2020
(in thousands)			
Net cash provided by (used in):			
Operating activities	$ 158,882	$ 150,504	$ 158,916
Investing activities	(136,448)	(223,023)	(181,631)
Financing activities	(21,206)	73,996	19,229
Net increase (decrease) in cash and cash equivalents	1,228	1,477	(3,486)
Cash and cash equivalents—beginning of period	4,976	3,499	6,985
Cash and cash equivalents—end of period	$ 6,204	$ 4,976	$ 3,499

Cash Flows Provided by Operating Activities

Changes in our cash flows from operating activities are attributable primarily to changes in net income, adjusted for non-cash items, such as depreciation and changes in deferred income taxes, and changes in working capital. Working capital requirements are determined by a variety of factors, including weather, the prices of natural gas, electricity and propane, the timing of customer collections, payments for purchases of natural gas, electricity and propane, and deferred fuel cost recoveries.

We normally generate a large portion of our annual net income and related increases in our accounts receivable in the first and fourth quarters of each year due to significant volumes of natural gas and propane delivered to customers during the peak heating season by our natural gas and propane operations and our natural gas supply, gathering and processing operation. In addition, our natural gas and propane inventories, which usually peak in the fall months, are largely drawn down in the heating season and provide a source of cash as the inventory is used to satisfy winter sales demand.

During 2022, net cash provided by operating activities was $158.9 million. Operating cash flows were primarily impacted by the following:
- Net income, adjusted for non-cash adjustments, provided a $169.4 million source of cash;
- An increased level of deferred taxes associated with incremental tax depreciation from growth investments resulted in a source of cash of $23.7 million;
- A decrease in income tax receivables increased cash inflows by $14.9 million.
- Changes in net regulatory assets and liabilities due primarily to the change in fuel costs collected through the various cost recovery mechanisms resulted in a $38.7 million use of cash; and
- Other working capital changes, impacted primarily by propane inventory purchases and hedging activities, resulted in a $10.5 million use of cash.

Cash Flows Used in Investing Activities

Net cash used in investing activities totaled $136.4 million during the year ended December 31, 2022. Key investing activities contributing to the cash flow change included:
- Cash used to pay for capital expenditures was $128.3 million for 2022; and
- Net cash of $11.8 million was used to acquire Planet Found and Davenport in 2022.

Cash Flows Used in Financing Activities

Net cash used in financing activities totaled $21.2 million for the year ended December 31, 2022. This use of cash included:
- A use of cash of $35.1 million for dividend payments in 2022;
- Repayments under lines of credit resulted in a use of cash of $20.6 million;
- Net increase in long-term debt borrowings resulted in a net source of cash of $31.9 million to permanently finance investment in growth initiatives, including $49.9 million from issuances, offset by long-term repayments of $18.0 million; and
- Source of cash of $4.5 million from issuance of stock under the DRIP.

CONTRACTUAL OBLIGATIONS

We have the following contractual obligations and other commercial commitments as of December 31, 2022:

		Payments Due by Period			
Contractual Obligations *(in thousands)*	**2023**	**2024-2025**	**2026-2027**	**After 2027**	**Total**
Long-term debt [1]	$ 21,483	$ 44,033	$ 66,225	$ 469,076	$ 600,817
Operating leases [2]	2,871	4,707	3,213	6,192	16,983
Purchase obligations [3]					
Transmission capacity	36,653	69,127	57,565	125,227	288,572
Storage capacity	1,281	801	801	100	2,983
Commodities	39,181	—	—	—	39,181
Electric supply	6,406	12,887	12,961	19,441	51,695
Unfunded benefits [4]	268	542	530	1,134	2,474
Funded benefits [5]	1,539	3,078	3,078	2,856	10,551
Total Contractual Obligations	$ 109,682	$ 135,175	$ 144,373	$ 624,026	$ 1,013,256

[1] This represents principal payments on long-term debt. See *Item 8, Financial Statements and Supplementary Data,* Note 12*, Long-Term Debt*, for additional information. The expected interest payments on long-term debt are $19.9 million, $37.4 million, $33.6 million and $89.8 million, respectively, for the periods indicated above. Expected interest payments for all periods total $180.7 million.

[2] See *Item 8, Financial Statements and Supplementary Data,* Note 14*, Leases*, for additional information.

[3] See *Item 8, Financial Statements and Supplementary Data,* Note 20*, Other Commitments and Contingencies*, for additional information.

[4] These amounts associated with our unfunded post-employment and post-retirement benefit plans are based on expected payments to current retirees and assume a retirement age of 62 for currently active employees. There are many factors that would cause actual payments to differ from these amounts, including early retirement, future health care costs that differ from past experience and discount rates implicit in calculations. See *Item 8, Financial Statements and Supplementary Data,* Note 16*, Employee Benefit Plan*s, for additional information on the plans.

[5] We have recorded long-term liabilities of $3.7 million at December 31, 2022 for the FPU qualified, defined benefit pension plan. The assets funding this plan is in a separate trust and is not considered assets of ours or included in our balance sheets. We do not expect to make payments to the trust funds in 2023. Additional contributions may be required in future years based on the actual return earned by the plan assets and other actuarial assumptions, such as the discount rate and long-term expected rate of return on plan assets. See *Item 8, Financial Statements and Supplementary Data,* Note 16*, Employee Benefit Plan*s, for further information on the plans. Additionally, the Contractual Obligations table above includes deferred compensation obligations totaling $10.6 million, funded with Rabbi Trust assets in the same amount. The Rabbi Trust assets are recorded under Investments on the consolidated balance sheets. We assume a retirement age of 65 for purposes of distribution from this trust.

OFF-BALANCE SHEET ARRANGEMENTS

Our Board of Directors has authorized us to issue corporate guarantees securing obligations of our subsidiaries and to obtain letters of credit securing our subsidiaries' obligations. The maximum authorized liability under such guarantees and letters of credit as of December 31, 2022 was $20.0 million. The aggregate amount guaranteed at December 31, 2022 was approximately $13.5 million with the guarantees expiring on various dates through November 30, 2023. In addition, the Board has authorized us to issue specific purpose corporate guarantees. The amount of specific purpose guarantees outstanding at December 31, 2022 was $11.1 million, including a guarantee issued in July 2022 in the amount of $7.1 million associated with the Florida natural gas rate case.

As of December 31, 2022, we have issued letters of credit totaling approximately $5.8 million related to the electric transmission services for FPU's electric division, the firm transportation service agreement between TETLP and our Delaware and Maryland divisions, the capacity agreement between NEXUS and Aspire, and our current and previous primary insurance carriers. These letters of credit have various expiration dates through October 25, 2023. There have been no draws on these letters of credit as of December 31, 2022. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future. Additional information is presented in *Item 8, Financial Statements and Supplementary Data,* Note 20*, Other Commitments and Contingencies* in the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with GAAP. Application of these accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingencies during the reporting period. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Since a significant portion of our businesses are regulated and the accounting methods used by these businesses must comply with the requirements of the regulatory bodies, the choices available are limited by these regulatory requirements. In the normal course of business, estimated amounts are subsequently adjusted to actual results that may differ from the estimates.

Regulatory Assets and Liabilities

As a result of the ratemaking process, we record certain assets and liabilities in accordance with ASC Topic 980, *Regulated Operations*, and consequently, the accounting principles applied by our regulated energy businesses differ in certain respects from those applied by the unregulated businesses. Amounts are deferred as regulatory assets and liabilities when there is a probable expectation that they will be recovered in future revenues or refunded to customers as a result of the regulatory process. This is more fully described in Item 8*, Financial Statements and Supplementary Data,* Note 2*, Summary of Significant Accounting Policies,* in the consolidated financial statements. If we were required to terminate the application of ASC Topic 980, we would be required to recognize all such deferred amounts as a charge or a credit to earnings, net of applicable income taxes. Such an adjustment could have a material effect on our results of operations.

Financial Instruments

We utilize financial instruments to mitigate commodity price risk associated with fluctuations of natural gas, electricity and propane and to mitigate interest rate risk. We continually monitor the use of these instruments to ensure compliance with our risk management policies and account for them in accordance with GAAP, such that every derivative instrument is recorded as either an asset or a liability measured at its fair value. It also requires that changes in the derivatives' fair value are recognized in the current period earnings unless specific hedge accounting criteria are met. If these instruments do not meet the definition of derivatives or are considered "normal purchases and normal sales," they are accounted for on an accrual basis of accounting.

Additionally, GAAP also requires us to classify the derivative assets and liabilities based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the fair value of the assets and liabilities and their placement within the fair value hierarchy.

We determined that certain propane put options, call options, swap agreements and interest rate swap agreements met the specific hedge accounting criteria. We also determined that most of our contracts for the purchase or sale of natural gas, electricity and propane either: (i) did not meet the definition of derivatives because they did not have a minimum purchase/sell requirement, or (ii) were considered "normal purchases and normal sales" because the contracts provided for the purchase or sale of natural gas, electricity or propane to be delivered in quantities that we expect to use or sell over a reasonable period of time in the normal course of business. Accordingly, these contracts were accounted for on an accrual basis of accounting.

Additional information about our derivative instruments is disclosed in Item 8, *Financial Statements and Supplementary Data,* Note 8, *Derivative Instruments,* in the consolidated financial statements.

Goodwill and Other Intangible Assets

We test goodwill for impairment at least annually in December. The annual impairment testing for 2022 indicated no impairment of goodwill. Additional information is presented in Item 8, *Financial Statements and Supplementary Data,* Note 10, *Goodwill and Other Intangible Assets,* in the consolidated financial statements.

Other Assets Impairment Evaluations

We periodically evaluate whether events or circumstances have occurred which indicate that long-lived assets may not be recoverable. When events or circumstances indicate that an impairment is present, we record an impairment loss equal to the excess of the asset's carrying value over its fair value, if any.

Pension and Other Postretirement Benefits

Pension and other postretirement plan costs and liabilities are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected returns on plan assets, assumed discount rates, the level of contributions made to the plans, and current demographic and actuarial mortality data. The assumed discount rates and the expected returns on plan assets are the assumptions that generally have the most significant impact on the pension costs and liabilities. The assumed discount rates, the assumed health care cost trend rates and the assumed rates of retirement generally have the most significant impact on our postretirement plan costs and liabilities. Additional information is presented in Item 8, *Financial Statements and Supplementary Data,* Note 16, *Employee Benefit Plans,* in the consolidated financial statements, including plan asset investment allocation, estimated future benefit payments, general descriptions of the plans, significant assumptions, the impact of certain changes in assumptions, and significant changes in estimates.

At December 31, 2022, actuarial assumptions include expected long-term rates of return on plan assets for FPU's pension plan of 6.00 percent and a discount rate of 5.25 percent. The discount rate was determined by management considering high-quality corporate bond rates, such as the Empower curve index and the FTSE Index, changes in those rates from the prior year and other pertinent factors, including the expected lives of the plans and the availability of the lump-sum payment option. A 0.25 percent increase or decrease in the discount rate would not have a material impact on our pension and postretirement costs.

Actual changes in the fair value of plan assets and the differences between the actual return on plan assets and the expected return on plan assets could have a material effect on the amount of pension benefit costs that we ultimately recognize for our funded pension plan. A 0.25 percent change in the rate of return would not have a material impact on our annual pension cost for the FPU pension plan.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

Long-term debt is subject to potential losses based on changes in interest rates. We evaluate whether to refinance existing debt or permanently refinance existing short-term borrowings based in part on the fluctuation in interest rates. The fluctuation in interest rates expose us to potential increased cost we could incur when we issue debt instruments or to provide financing and liquidity for our business activities. We utilize interest rate swap agreements to mitigate short-term borrowing rate risk. Additional information about our long-term debt and short-term borrowing is disclosed in Note 12, *Long-Term Debt,* and Note 13, *Short-Term Borrowings*, respectively, in the consolidated financial statements.

COMMODITY PRICE RISK

Regulated Energy Segment

We have entered into agreements with various wholesale suppliers to purchase natural gas and electricity for resale to our customers. Our regulated energy distribution businesses that sell natural gas or electricity to end-use customers have fuel cost recovery mechanisms authorized by the PSCs that allow us to recover all of the costs prudently incurred in purchasing natural gas and electricity for our customers. Therefore, our regulated energy distribution operations have limited commodity price risk exposure.

Unregulated Energy Segment

Our propane operations are exposed to commodity price risk as a result of the competitive nature of retail pricing offered to our customers. In order to mitigate this risk, we utilize propane storage activities and forward contracts for supply and sales activities.

We can store up to approximately 8.7 million gallons of propane (including leased storage and rail cars) during the winter season to meet our customers' peak requirements and to serve metered customers. Decreases in the wholesale price of propane may cause the value of stored propane to decline, particularly if we utilize fixed price forward contracts for supply. To mitigate the risk of propane commodity price fluctuations on the inventory valuation, we have adopted a Risk Management Policy that allows our propane distribution operation to enter into fair value hedges, cash flow hedges or other economic hedges of our inventory.

Aspire Energy is exposed to commodity price risk, primarily during the winter season, to the extent we are not successful in balancing our natural gas purchases and sales and have to secure natural gas from alternative sources at higher spot prices. In order to mitigate this risk, we procure firm capacity that meets our estimated volume requirements and we continue to seek out new producers in order to fulfill our natural gas purchase requirements.

The following table reflects the changes in the fair market value of financial derivatives contracts related to propane purchases and sales from December 31, 2021 to December 31, 2022:

(in thousands)	Balance at December 31, 2021	Increase (Decrease) in Fair Market Value	Less Amounts Settled	Balance at December 31, 2022
Sharp	$ 6,333	$ (1,262)	$ (3,564)	$ 1,507

There were no changes in the methods of valuations during the year ended December 31, 2022.

The following is a summary of fair market value of financial derivatives as of December 31, 2022, by method of valuation and by maturity for each fiscal year period.

(in thousands)	2023	2024	2025	Total Fair Value
Price based on Mont Belvieu - Sharp	$ 763	$ 763	$ (19)	$ 1,507

WHOLESALE CREDIT RISK

The Risk Management Committee reviews credit risks associated with counterparties to commodity derivative contracts prior to such contracts being approved.

Additional information about our derivative instruments is disclosed in Item 8, *Financial Statements and Supplementary Data,* Note 8, *Derivative Instruments,* in the consolidated financial statements.

INFLATION

Inflation affects the cost of supply, labor, products and services required for operations, maintenance and capital improvements. To help cope with the effects of inflation on our capital investments and returns, we periodically seek rate increases from regulatory commissions for our regulated operations and closely monitor the returns of our unregulated energy business operations. To compensate for fluctuations in propane gas prices, we adjust propane sales prices to the extent allowed by the market.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Chesapeake Utilities Corporation

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Chesapeake Utilities Corporation and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule listed in Item 15(a)2 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework: (2013)* issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment - Energy Transmission and Supply Services (Aspire Energy), Propane Distribution and Marlin Gas Services - Unregulated Energy Segment - Refer to Notes 2 and 10 to the consolidated financial statements

Critical Audit Matter Description

As described in Notes 2 and 10 to the consolidated financial statements, the Company has recorded approximately goodwill within the Unregulated Energy reportable segment as of December 31, 2022, all of which relates to the three reporting units listed above. To test goodwill for impairment, the Company uses a present value technique based on discounted cash flows to estimate the fair value of its reporting units. Management's testing of goodwill as of December 31, 2022 indicated no impairment.

We determined the goodwill impairment assessment for the four reporting units listed above was a critical audit matter because the fair value estimates require significant estimates and assumptions by management, including those relating to future revenue and operating margin forecasts and discount rates. Testing these estimates involved increased auditor judgment and effort.

How the Critical Audit Matter was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included:
- We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the reporting units within the Unregulated Energy reportable segment.
- We evaluated the appropriateness of management's valuation methodology, including testing the mathematical accuracy of the calculation.
- We assessed the historical accuracy of management's revenue and operating margin forecasts.
- We compared the significant assumptions used by management to current industry and economic trends, current and historical performance of each reporting unit, and other relevant factors.
- We performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions.
- We evaluated whether the assumptions were consistent with evidence obtained in other areas of the audit, including testing the Company's fair value of all reporting units, inclusive of the Regulated and Unregulated Energy reporting units, in relation to the market capitalization of the Company and assessed the results.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2007.

Philadelphia, Pennsylvania
February 22, 2023

Chesapeake Utilities Corporation and Subsidiaries

Consolidated Statements of Income

	For the Year Ended December 31,		
	2022	2021	2020
(in thousands, except shares and per share data)			
Operating Revenues			
Regulated Energy	$ 429,424	$ 383,920	$ 352,746
Unregulated Energy	280,750	206,869	152,526
Other businesses and eliminations	(29,470)	(20,821)	(17,074)
Total operating revenues	680,704	569,968	488,198
Operating Expenses			
Natural gas and electricity costs	127,172	100,737	91,994
Propane and natural gas costs	133,334	86,213	45,944
Operations	164,505	148,294	142,055
Maintenance	18,176	16,793	15,587
Gain from a settlement	—	—	(130)
Depreciation and amortization	68,973	62,661	58,117
Other taxes	25,611	24,158	21,908
Total operating expenses	537,771	438,856	375,475
Operating Income	142,933	131,112	112,723
Other income, net	5,051	1,721	3,222
Interest charges	24,356	20,135	21,765
Income from Continuing Operations Before Income Taxes	123,628	112,698	94,180
Income Taxes on Continuing Operations	33,832	29,231	23,538
Income from Continuing Operations	89,796	83,467	70,642
Income (loss) from Discontinued Operations, Net of Tax	—	(1)	686
Gain on sale of Discontinued Operations, Net of tax	—	—	170
Net Income	$ 89,796	$ 83,466	$ 71,498
Weighted Average Common Shares Outstanding:			
Basic	17,722,227	17,558,078	16,711,579
Diluted	17,804,294	17,633,029	16,770,735
Earnings Per Share of Common Stock:			
Basic	$ 5.07	$ 4.75	$ 4.23
Earnings Per Share from Discontinued Operations	—	—	0.05
Basic Earnings Per Share of Common Stock	$ 5.07	$ 4.75	$ 4.28
Diluted Earnings Per Share of Common Stock:			
Diluted	$ 5.04	$ 4.73	$ 4.21
Earnings Per Share from Discontinued Operations	—	—	0.05
Diluted Earnings Per Share of Common Stock	$ 5.04	$ 4.73	$ 4.26

The accompanying notes are an integral part of the financial statements.

Chesapeake Utilities Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(in thousands)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Net Income	$ **89,796**	$ 83,466	$ 71,498
Other Comprehensive Income (Loss), net of tax:			
Employee Benefits, net of tax:			
Reclassifications of amortization of prior service credit and actuarial (gain) loss, net of tax of $18, $550 and $150, respectively	**57**	1,616	365
Net gain (loss), net of tax of $243, $93, and $(209), respectively	**705**	262	(578)
Cash Flow Hedges, net of tax:			
Net (loss) gain on commodity contract cash flow hedges, net of tax of $(369), $2,702 and $2,063, respectively	**(934)**	7,075	5,400
Reclassifications of net (gain) loss on commodity contract cash flow hedges, net of tax of $(963), $(1,838) and $(671), respectively	**(2,545)**	(4,813)	(1,757)
Net gain on interest rate swap cash flow hedges, net of tax of $0, $0, and $4, respectively	**—**	—	16
Reclassifications of net (gain) loss on interest rate swap cash flow hedges, net of tax of $12, $12 and $(16), respectively	**35**	28	(44)
Total Other Comprehensive Income (Loss)	**(2,682)**	4,168	3,402
Comprehensive Income	$ **87,114**	$ 87,634	$ 74,900

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets

	As of December 31,	
Assets	**2022**	**2021**
(in thousands, except shares and per share data)		
Property, Plant and Equipment		
Regulated Energy	$ 1,802,999	$ 1,720,287
Unregulated Energy	393,215	357,259
Other businesses and eliminations	29,890	35,418
Total property, plant and equipment	2,226,104	2,112,964
Less: Accumulated depreciation and amortization	(462,926)	(417,479)
Plus: Construction work in progress	47,295	49,393
Net property, plant and equipment	1,810,473	1,744,878
Current Assets		
Cash and cash equivalents	6,204	4,976
Trade and other receivables	65,758	61,623
Less: Allowance for credit losses	(2,877)	(3,141)
Trade receivables, net	62,881	58,482
Accrued revenue	29,206	22,513
Propane inventory, at average cost	9,365	11,644
Other inventory, at average cost	16,896	9,345
Regulatory assets	41,439	19,794
Storage gas prepayments	6,364	3,691
Income taxes receivable	2,541	17,460
Prepaid expenses	15,865	17,121
Derivative assets, at fair value	2,787	4,277
Other current assets	428	1,033
Total current assets	193,976	170,336
Deferred Charges and Other Assets		
Goodwill	46,213	44,708
Other intangible assets, net	17,859	13,192
Investments, at fair value	10,576	12,095
Derivative assets, at fair value	982	2,799
Operating lease right-of-use assets	14,421	10,139
Regulatory assets	108,214	104,173
Receivables and other deferred charges	12,323	12,549
Total deferred charges and other assets	210,588	199,655
Total Assets	$ 2,215,037	$ 2,114,869

The accompanying notes are an integral part of the financial statements.

Chesapeake Utilities Corporation and Subsidiaries

Consolidated Balance Sheets

Capitalization and Liabilities	As of December 31,	
	2022	2021
(in thousands, except shares and per share data)		
Capitalization		
Stockholders' equity		
Preferred stock, par value $0.01 per share (authorized 2,000,000 shares), no shares issued and outstanding	$ —	$ —
Common stock, par value $0.4867 per share (authorized 50,000,000 shares)	8,635	8,593
Additional paid-in capital	380,036	371,162
Retained earnings	445,509	393,072
Accumulated other comprehensive income (loss)	(1,379)	1,303
Deferred compensation obligation	7,060	7,240
Treasury stock	(7,060)	(7,240)
Total stockholders' equity	832,801	774,130
Long-term debt, net of current maturities	578,388	549,903
Total capitalization	1,411,189	1,324,033
Current Liabilities		
Current portion of long-term debt	21,483	17,962
Short-term borrowing	202,157	221,634
Accounts payable	61,496	52,628
Customer deposits and refunds	37,152	36,488
Accrued interest	3,349	2,775
Dividends payable	9,492	8,466
Accrued compensation	14,660	15,505
Regulatory liabilities	5,031	2,312
Derivative liabilities, at fair value	585	704
Other accrued liabilities	13,618	17,920
Total current liabilities	369,023	376,394
Deferred Credits and Other Liabilities		
Deferred income taxes	256,167	233,550
Regulatory liabilities	142,989	142,488
Environmental liabilities	3,272	3,538
Other pension and benefit costs	16,965	24,120
Derivative liabilities at fair value	1,630	39
Operating lease - liabilities	12,392	8,571
Deferred investment tax credits and other liabilities	1,410	2,136
Total deferred credits and other liabilities	434,825	414,442
Environmental and other commitments and contingencies (Notes 19 and 20)		
Total Capitalization and Liabilities	$ 2,215,037	$ 2,114,869

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2022	2021	2020
(in thousands)			
Operating Activities			
Net Income	$ 89,796	$ 83,466	$ 71,498
Adjustments to reconcile net income to net operating cash:			
Depreciation and amortization	68,973	62,661	58,117
Depreciation and accretion included in operations expenses	11,044	10,228	9,599
Deferred income taxes, net	23,705	26,658	24,709
Gain on sale of discontinued operations	—	—	(200)
Realized (loss) on sale of assets/commodity contracts	(7,532)	(9,026)	(6,243)
Unrealized loss (gain) on investments/commodity contracts	1,817	(1,464)	(1,482)
Employee benefits and compensation	(1,111)	(53)	207
Share-based compensation	6,438	5,945	4,829
Changes in assets and liabilities:			
Accounts receivable and accrued revenue	(11,159)	(1,634)	(7,426)
Propane inventory, storage gas and other inventory	(7,847)	(9,517)	1,709
Regulatory assets/liabilities, net	(38,671)	(18,464)	(4,973)
Prepaid expenses and other current assets	9,124	(1,520)	2,424
Accounts payable and other accrued liabilities	2,724	8,285	4,941
Income taxes receivable	14,919	(4,575)	7,165
Customer deposits and refunds	664	3,176	2,238
Accrued compensation	(1,231)	1,198	(2,473)
Other assets and liabilities, net	(2,771)	(4,860)	(5,723)
Net cash provided by operating activities	158,882	150,504	158,916
Investing Activities			
Property, plant and equipment expenditures	(128,276)	(186,924)	(165,511)
Proceeds from sale of assets	3,860	1,033	8,080
Acquisitions, net of cash acquired	(11,766)	(36,371)	(22,231)
Proceeds from the sale of discontinued operations	—	—	200
Environmental expenditures	(266)	(761)	(2,169)
Net cash used in investing activities	(136,448)	(223,023)	(181,631)
Financing Activities			
Common stock dividends	(35,147)	(31,537)	(27,161)
Issuance of stock for Dividend Reinvestment Plan	4,534	15,851	22,627
Proceeds from issuance of common stock, net of expenses	—	—	60,980
Tax withholding payments related to net settled stock compensation	(2,838)	(1,478)	(977)
Change in cash overdrafts due to outstanding checks	955	(1,154)	(825)
Net borrowings (repayments) under line of credit agreements	(20,608)	46,647	(71,637)
Proceeds from issuance of long-term debt	49,859	59,478	89,822
Repayment of long-term debt and finance lease obligation	(17,961)	(13,811)	(53,600)
Net cash (used in) provided by financing activities	(21,206)	73,996	19,229
Net (Decrease) Increase in Cash and Cash Equivalents	1,228	1,477	(3,486)
Cash and Cash Equivalents — Beginning of Period	4,976	3,499	6,985
Cash and Cash Equivalents — End of Period	$ 6,204	$ 4,976	$ 3,499

Supplemental Cash Flow Disclosures (see Note 7)

The accompanying notes are an integral part of the financial statements.

Chesapeake Utilities Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity

(in thousands, except shares and per share data)	Common Stock [(1)] Number of Shares[(2)]	Common Stock [(1)] Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Total
Balance at December 31, 2019	**16,403,776**	**$ 7,984**	**$ 259,253**	**$ 300,607**	**$ (6,267)**	**$ 4,543**	**$ (4,543)**	**$ 561,577**
Net Income	—	—	—	71,498	—	—	—	**71,498**
Other comprehensive income	—	—	—	—	3,402	—	—	**3,402**
Dividends declared ($1.725 per share)	—	—	—	(29,106)	—	—	—	**(29,106)**
Equity issuances under various plans [(5)]	1,023,609	498	85,353	—	—	—	—	**85,851**
Share-based compensation and tax benefit [(3)] [(4)]	34,456	17	3,876	—	—	—	—	**3,893**
Treasury stock activities[(2)]	—	—	—	—	—	1,136	(1,136)	**—**
Cumulative effect of the adoption of ASU 2016-13	—	—	—	(30)	—	—	—	**(30)**
Balance at December 31, 2020	**17,461,841**	**8,499**	**348,482**	**342,969**	**(2,865)**	**5,679**	**(5,679)**	**697,085**
Net Income	—	—	—	83,466	—	—	—	**83,466**
Other comprehensive income	—	—	—	—	4,168	—	—	**4,168**
Dividends declared ($1.880 per share)	—	—	—	(33,363)	—	—	—	**(33,363)**
Dividend reinvestment plan [(5)]	147,256	72	18,176	—	—	—	—	**18,248**
Share-based compensation and tax benefit [(3)] [(4)]	46,313	22	4,504	—	—	—	—	**4,526**
Treasury stock activities [(2)]	—	—	—	—	—	1,561	(1,561)	**—**
Balances at December 31, 2021	**17,655,410**	**8,593**	**371,162**	**393,072**	**1,303**	**7,240**	**(7,240)**	**774,130**
Net Income	—	—	—	89,796	—	—	—	**89,796**
Other comprehensive loss	—	—	—	—	(2,682)	—	—	**(2,682)**
Dividends declared ($2.085 per share)	—	—	—	(37,359)	—	—	—	**(37,359)**
Issuance under various plans [(5)]	39,418	19	5,273	—	—	—	—	**5,292**
Share-based compensation and tax benefit [(3)] [(4)]	46,590	23	3,601	—	—	—	—	**3,624**
Treasury stock activities [(2)]	—	—	—	—	—	(180)	180	**—**
Balances at December 31, 2022	**17,741,418**	**$ 8,635**	**$ 380,036**	**$ 445,509**	**$ (1,379)**	**$ 7,060**	**$ (7,060)**	**$ 832,801**

(1) 2,000,000 shares of preferred stock at $0.01 par value per share have been authorized. No shares have been issued or are outstanding; accordingly, no information has been included in the Consolidated Statements of Stockholders' Equity.

(2) Includes 108,143, 116,238 and 105,087 shares at December 31, 2022, 2021 and 2020, respectively, held in a Rabbi Trust related to our Non-Qualified Deferred Compensation Plan.

(3) Includes amounts for shares issued for directors' compensation.

(4) The shares issued under the SICP are net of shares withheld for employee taxes. For 2022, 2021 and 2020, we withheld 21,832, 14,020 and 10,319 shares, respectively, for taxes.

(5) Includes shares issued under the Retirement Savings Plan, DRIP and/or ATM equity issuances, as applicable.

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

1. Organization and Basis of Presentation

Chesapeake Utilities, incorporated in 1947 in Delaware, is a diversified energy company engaged in regulated and unregulated energy businesses.

Our regulated energy businesses consist of: (a) regulated natural gas distribution operations in central and southern Delaware, Maryland's eastern shore and Florida; (b) regulated natural gas transmission operations on the Delmarva Peninsula, in Pennsylvania, Florida and in Ohio; and (c) regulated electric distribution operations serving customers in northeast and northwest Florida.

Our unregulated energy businesses primarily include: (a) propane operations in the Mid-Atlantic region, North Carolina, South Carolina, and Florida; (b) our unregulated natural gas transmission/supply operation in central and eastern Ohio; (c) our CHP plant in Florida that generates electricity and steam; (d) our subsidiary, based in Florida, that provides CNG, LNG and RNG transportation and pipeline solutions, primarily to utilities and pipelines throughout the United States; and (e) project development activities related to our sustainable energy initiatives.

Our consolidated financial statements include the accounts of Chesapeake Utilities and its wholly-owned subsidiaries. We do not have any ownership interest in investments accounted for using the equity method or any interest in a variable interest entity. All intercompany accounts and transactions have been eliminated in consolidation. We have assessed and, if applicable, reported on subsequent events through the date of issuance of these consolidated financial statements. Where necessary to improve comparability, prior period amounts have been reclassified to conform to current period presentation.

Effects of COVID-19

In March 2020, the CDC declared a national emergency due to the rapidly growing outbreak of COVID-19. In response to this declaration and the rapid spread of COVID-19 within the United States, federal, state and local governments throughout the country imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These restrictions significantly impacted economic conditions in the United States beginning in 2020 and to a lesser extent continued throughout 2022. Chesapeake Utilities is considered an "essential business," which allowed us to continue operational activities and construction projects while social distancing restrictions were in place. At this time, restrictions have predominantly been lifted as vaccines have become widely available in the United States. Previously existing states of emergency in all of our service territories expired during the second and third quarters of 2021 eliminating a majority of restrictions initially implemented to slow the spread of the virus. The expiration of the states of emergency along with the settlement of our limited proceeding in Florida concluded our ability to defer incremental pandemic related costs for consideration through the applicable regulatory process. We adjusted our operating practices accordingly to ensure the safety of our operations and will take the necessary actions to comply with the CDC, and the Occupational and Safety and Health Administration, as new developments occur.

Refer to Note 18, *Rates and Other Regulatory Activities*, for further information on the regulated assets established as a result of the incremental expenses associated with COVID-19.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates in measuring assets and liabilities and related revenues and expenses. These estimates involve judgments about various future economic factors that are difficult to predict and are beyond our control; therefore, actual results could differ from these estimates. As additional information becomes available, or actual amounts are determined, recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Property, Plant and Equipment

Property, plant and equipment are stated at original cost less accumulated depreciation or fair value, if impaired. Costs include direct labor, materials and third-party construction contractor costs, allowance for funds used during construction ("AFUDC"), and certain indirect costs related to equipment and employees engaged in construction. The costs of repairs and minor replacements are charged to expense as incurred, and the costs of major renewals and betterments are capitalized. Upon retirement or disposition of property within the regulated businesses, the gain or loss, net of salvage value, is charged to accumulated depreciation. Upon retirement or disposition of property owned by the unregulated businesses, the gain or loss, net of salvage value, is charged to income. A summary of property, plant and equipment by classification as of December 31, 2022 and 2021 is provided in the following table:

Notes to the Consolidated Financial Statements

	As of December 31,	
(in thousands)	2022	2021
Property, plant and equipment		
Regulated Energy		
Natural gas distribution - Delmarva Peninsula and Florida	$ 925,501	$ 859,627
Natural gas transmission - Delmarva Peninsula, Pennsylvania, Ohio and Florida	741,865	727,277
Electric distribution	135,633	133,383
Unregulated Energy		
Propane operations – Mid-Atlantic, North Carolina, South Carolina and Florida	185,090	176,095
Natural gas transmission and supply – Ohio	128,620	112,050
Electricity and steam generation	36,886	36,740
Mobile CNG and pipeline solutions	38,543	32,374
Renewable energy investments	4,076	—
Other	29,890	35,418
Total property, plant and equipment	2,226,104	2,112,964
Less: Accumulated depreciation and amortization	(462,926)	(417,479)
Plus: Construction work in progress	47,295	49,393
Net property, plant and equipment	$ 1,810,473	$ 1,744,878

Contributions or Advances in Aid of Construction

Customer contributions or advances in aid of construction reduce property, plant and equipment, unless the amounts are refundable to customers. Contributions or advances may be refundable to customers after a number of years based on the amount of revenues generated from the customers or the duration of the service provided to the customers. Refundable contributions or advances are recorded initially as liabilities. Non-refundable contributions reduce property, plant and equipment at the time of such determination. As of December 31, 2022 and 2021, the non-refundable contributions totaled $7.6 million and $6.3 million, respectively.

AFUDC

Some of the additions to our regulated property, plant and equipment include AFUDC, which represents the estimated cost of funds, from both debt and equity sources, used to finance the construction of major projects. AFUDC is capitalized in the applicable rate base for ratemaking purposes when the completed projects are placed in service. During the years ended December 31, 2022, 2021 and 2020, AFUDC totaled $0.1 million, $0.4 million and $0.7 million, respectively, which was reflected as a reduction of interest charges.

Leases

We have entered into lease arrangements for office space, land, equipment, pipeline facilities and warehouses. These leases enable us to conduct our business operations in the regions in which we operate. Our operating leases are included in operating lease right-of-use assets, other accrued liabilities, and operating lease - liabilities in our consolidated balance sheets.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on our balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. Our leases do not provide an implicit lease rate, therefore, we utilize our incremental borrowing rate, as the basis to calculate the present value of future lease payments, at lease commencement. Our incremental borrowing rate represents the rate that we would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

We have lease agreements with lease and non-lease components. At the adoption of ASC 842, we elected not to separate non-lease components from all classes of our existing leases. The non-lease components have been accounted for as part of the single lease component to which they are related. See Note 14, *Leases,* for additional information.

Notes to the Consolidated Financial Statements

Jointly-owned Pipelines

Property, plant and equipment for our Florida natural gas transmission operation included $28.3 million of jointly owned assets at December 31, 2022, primarily comprised of the 26-mile Callahan intrastate transmission pipeline in Nassau County, Florida jointly-owned with Seacoast Gas Transmission. Peninsula Pipeline's ownership is 50 percent. Direct expenses for the jointly-owned pipeline are included in operating expenses of our consolidated statements of income. Accumulated depreciation for this pipeline totaled $1.5 million and $0.9 million at December 31, 2022 and 2021, respectively.

Impairment of Long-lived Assets

We periodically evaluate whether events or circumstances have occurred, which indicate that other long-lived assets may not be fully recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the asset, compared to the carrying value of the asset. When such events or circumstances are present, we record an impairment loss equal to the excess of the asset's carrying value over its fair value, if any.

Depreciation and Accretion Included in Operations Expenses

We compute depreciation expense for our regulated operations by applying composite, annual rates, as approved by the respective regulatory bodies. The following table shows the average depreciation rates used for regulated operations during the years ended December 31, 2022, 2021 and 2020:

	2022	**2021**	**2020**
Natural gas distribution – Delmarva Peninsula	**2.5%**	2.5%	2.5%
Natural gas distribution – Florida	**2.5%**	2.5%	2.5%
Natural gas transmission – Delmarva Peninsula	**2.7%**	2.7%	2.7%
Natural gas transmission – Florida	**2.4%**	2.3%	2.3%
Natural gas transmission – Ohio	**5.0%**	N/A	N/A
Electric distribution	**2.8%**	2.8%	2.9%

For our unregulated operations, we compute depreciation expense on a straight-line basis over the following estimated useful lives of the assets:

Asset Description	Useful Life
Propane distribution mains	10-37 years
Propane bulk plants and tanks	10-40 years
Propane equipment, meters and meter installations	5-33 years
Measuring and regulating station equipment	5-37 years
Natural gas pipelines	45 years
Natural gas right of ways	Perpetual
CHP plant	30 years
Natural gas processing equipment	20-25 years
Office furniture and equipment	3-10 years
Transportation equipment	4-20 years
Structures and improvements	5-45 years
Other	Various

We report certain depreciation and accretion in operations expense, rather than as a depreciation and amortization expense, in the accompanying consolidated statements of income in accordance with industry practice and regulatory requirements. Depreciation and accretion included in operations expense consists of the accretion of the costs of removal for future retirements of utility assets, vehicle depreciation, computer software and hardware depreciation, and other minor amounts of depreciation expense. For the years ended December 31, 2022, 2021 and 2020, we reported $11.0 million, $10.2 million and $9.6 million, respectively, of depreciation and accretion in operations expenses.

Notes to the Consolidated Financial Statements

Regulated Operations

We account for our regulated operations in accordance with ASC Topic 980, *Regulated Operations,* which includes accounting principles for companies whose rates are determined by independent third-party regulators. When setting rates, regulators often make decisions, the economics of which require companies to defer costs or revenues in different periods than may be appropriate for unregulated enterprises. When this situation occurs, a regulated company defers the associated costs as regulatory assets on the balance sheet and records them as expense on the income statement as it collects revenues. Further, regulators can also impose liabilities upon a regulated company, for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future, as regulatory liabilities. If we were required to terminate the application of these regulatory provisions to our regulated operations, all such deferred amounts would be recognized in the statement of income at that time, which could have a material impact on our financial position, results of operations and cash flows.

We monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we determined that recovery of these assets is no longer probable, we would write off the assets against earnings. We believe that the provisions of ASC Topic 980, *Regulated Operations,* continue to apply to our regulated operations and that the recovery of our regulatory assets is probable.

Revenue Recognition

Revenues for our natural gas and electric distribution operations are based on rates approved by the PSC in each state in which they operate. Customers' base rates may not be changed without formal approval by these commissions. The PSCs, however, have authorized our regulated operations to negotiate rates, based on approved methodologies, with customers that have competitive alternatives. Eastern Shore's revenues are based on rates approved by the FERC. The FERC has also authorized Eastern Shore to negotiate rates above or below the FERC-approved maximum rates, which customers can elect as an alternative to FERC-approved maximum rates.

For regulated deliveries of natural gas and electricity, we read meters and bill customers on monthly cycles that do not coincide with the accounting periods used for financial reporting purposes. We accrue unbilled revenues for natural gas and electricity delivered, but not yet billed, at the end of an accounting period to the extent that they do not coincide. We estimate the amount of the unbilled revenue by jurisdiction and customer class.

All of our regulated natural gas and electric distribution operations have fuel cost recovery mechanisms, except for two utilities that provide only unbundled delivery service (Chesapeake Utilities' CFG division and FPU's Indiantown division). These mechanisms allow us to adjust billing rates, without further regulatory approvals, to reflect changes in the cost of purchased fuel. Differences between the cost of fuel purchased and delivered are deferred and accounted for as either unrecovered fuel cost or amounts payable to customers. Generally, these deferred amounts are recovered or refunded within one year.

We charge flexible rates to our natural gas distribution industrial interruptible customers who can use alternative fuels. Interruptible service imposes no contractual obligation to deliver or receive natural gas on a firm service basis.

Our unregulated propane distribution businesses record revenue in the period the products are delivered and/or services are rendered for their bulk delivery customers. For propane customers with meters whose billing cycles do not coincide with our accounting periods, we accrue unbilled revenue for product delivered but not yet billed and bill customers at the end of an accounting period, as we do in our regulated energy businesses.

Our Ohio natural gas transmission/supply operation recognizes revenues based on actual volumes of natural gas shipped using contractual rates based upon index prices that are published monthly.

Eight Flags records revenues based on the amount of electricity and steam generated and sold to its customers.

Our mobile compressed natural gas operation recognizes revenue for CNG services at the end of each calendar month for services provided during the month based on agreed upon rates for labor, equipment utilized, costs incurred for natural gas compression, miles driven, mobilization and demobilization fees.

We report revenue taxes, such as gross receipts taxes, franchise taxes, and sales taxes, on a net basis.

For our businesses with agreements that contain variable consideration, we use the invoice practical expedient method. We determined that the amounts invoiced to customers correspond directly with the value to our customers and our performance to date.

Notes to the Consolidated Financial Statements

Natural Gas, Electric and Propane Costs

Natural gas, electric and propane costs include the direct costs attributable to the products sold or services provided to our customers. These costs include primarily the variable commodity cost of natural gas, electricity and propane, costs of pipeline capacity needed to transport and store natural gas, transmission costs for electricity, costs to gather and process natural gas, costs to transport propane to/from our storage facilities or our mobile CNG equipment to customer locations, and steam and electricity generation costs. Depreciation expense is not included in natural gas, electric and propane costs.

Operations and Maintenance Expenses

Operations and maintenance expenses include operations and maintenance salaries and benefits, materials and supplies, usage of vehicles, tools and equipment, payments to contractors, utility plant maintenance, customer service, professional fees and other outside services, insurance expense, minor amounts of depreciation, accretion of removal costs for future retirements of utility assets and other administrative expenses.

Cash and Cash Equivalents

Our policy is to invest cash in excess of operating requirements in overnight income-producing accounts. Such amounts are stated at cost, which approximates fair value. Investments with an original maturity of three months or less when purchased are considered cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of amounts due for sales of natural gas, electricity and propane and transportation and distribution services to customers. An allowance for doubtful accounts is recorded against amounts due based upon our collections experiences and an assessment of our customers' inability or reluctance to pay. If circumstances change, our estimates of recoverable accounts receivable may also change. Circumstances which could affect such estimates include, but are not limited to, customer credit issues, natural gas, electricity and propane prices and impacts from general economic conditions. Accounts receivable are written off when they are deemed to be uncollectible.

Our estimate for expected credit losses has been developed by analyzing our portfolio of financial assets that present potential credit exposure risk. These assets consist solely of our trade receivables from customers and contract assets. The estimate is based on five years of historical collections experience, a review of current economic and operating conditions in our service territories, and an examination of economic indicators which provide a reasonable and supportable basis of potential future activity. Those indicators include metrics which we believe provide insight into the future collectability of our trade receivables such as unemployment rates and economic growth statistics in our service territories.

When determining estimated credit losses, we analyze the balance of our trade receivables based on the underlying line of business. This includes an examination of trade receivables from our energy distribution, energy transmission, energy delivery services and propane operations businesses. Our energy distribution business consists of all our regulated distribution utility (natural gas and electric) operations on the Delmarva Peninsula and in Florida. These business units have the ability to recover their costs through the rate-making process, which can include consideration for amounts historically written off to be included in rate base. Therefore, they possess a mechanism to recover credit losses which we believe reduces their exposure to credit risk. Our energy transmission and energy delivery services business units consist of our natural gas pipelines and our mobile CNG delivery operations. The majority of customers served by these business units are regulated distribution utilities who also have the ability to recover their costs. We believe this cost recovery mechanism significantly reduces the amount of credit risk. Our propane operations are unregulated and do not have the same ability to recover their costs as our regulated operations. However, historically our propane operations have not had material write offs relative to the amount of revenues generated.

Notes to the Consolidated Financial Statements

Our estimate of expected credit losses reflects our anticipated losses associated with our trade receivables as a result of non-payment from our customers beginning the day the trade receivable is established. We believe the risk of loss associated with trade receivables classified as current presents the least amount of credit exposure risk and therefore, we assign a lower estimate to our current trade receivables. As our trade receivables age outside of their expected due date, our estimate increases. Our allowance for credit losses relative to the balance of our trade receivables has historically been immaterial as a result of on time payment activity from our customers. The table below illustrates the changes in the balance of our allowance for expected credit losses for the year ended December 31, 2022:

(in thousands)		
Balance at December 31, 2021	$	**3,141**
Additions:		
Provision for credit losses		**1,550**
Recoveries		**172**
Deductions:		
Write offs		**(1,986)**
Balance at December 31, 2022	$	**2,877**

Inventories

We use the average cost method to value propane, materials and supplies, and other merchandise inventory. If market prices drop below cost, inventory balances that are subject to price risk are adjusted to their net realizable value. There were no lower-of-cost-or-net realizable value adjustment for the years ended December 31, 2022, 2021 or 2020.

Goodwill and Other Intangible Assets

Goodwill is not amortized but is tested for impairment at least annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We use a present value technique based on discounted cash flows to estimate the fair value of our reporting units. An impairment charge is recognized if the carrying value of a reporting unit's goodwill exceeds its fair value. The testing of goodwill for the years ended December 31, 2022, 2021 and 2020 indicated no goodwill impairment. Other intangible assets are amortized on a straight-line basis over their estimated economic useful lives.

Other Deferred Charges

Other deferred charges include issuance costs associated with short-term borrowings. These charges are amortized over the life of the related short-term debt borrowings.

Asset Removal Cost

As authorized by the appropriate regulatory body (state PSC or FERC), we accrue future asset removal costs associated with utility property, plant and equipment even if a legal obligation does not exist. Such accruals are provided for through depreciation expense and are recorded with corresponding credits to regulatory liabilities or assets. When we retire depreciable utility plant and equipment, we charge the associated original costs to accumulated depreciation and amortization, and any related removal costs incurred are charged to regulatory liabilities or assets. The difference between removal costs recognized in depreciation rates and the accretion and depreciation expense recognized for financial reporting purposes is a timing difference between recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, these differences are deferred as regulatory liabilities or assets. In the rate setting process, the regulatory liability or asset is excluded from the rate base upon which those utilities have the opportunity to earn their allowed rates of return. The costs associated with our asset retirement obligations are either currently being recovered in rates or are probable of recovery in future rates.

Pension and Other Postretirement Plans

Pension and other postretirement plan costs and liabilities are determined on an actuarial basis and are affected by numerous assumptions and estimates, including the fair value of plan assets, estimates of the expected returns on plan assets, assumed discount rates, the level of contributions made to the plans, and current demographic and actuarial mortality data. We review annually the estimates and assumptions underlying our pension and other postretirement plan costs and liabilities with the assistance of third-party actuarial firms. The assumed discount rates, expected returns on plan assets and the mortality assumption are the factors that generally have the most significant impact on our pension costs and liabilities. The assumed discount rates, health care cost trend rates and rates of retirement generally have the most significant impact on our postretirement plan costs and liabilities.

The discount rates are utilized principally in calculating the actuarial present value of our pension and postretirement obligations and net pension and postretirement costs. When estimating our discount rates, we consider high-quality corporate

Notes to the Consolidated Financial Statements

bond rates, such as the Empower curve index and the FTSE Index, changes in those rates from the prior year and other pertinent factors, including the expected life of each of our plans and their respective payment options.

The expected long-term rates of return on assets are utilized in calculating the expected returns on the plan assets component of our annual pension plan costs. We estimate the expected returns on plan assets by evaluating expected bond returns, asset allocations, the effects of active plan management, the impact of periodic plan asset rebalancing and historical performance. We also consider the guidance from our investment advisors in making a final determination of our expected rates of return on plan assets.

We estimate the health care cost trend rates used in determining our postretirement net expense based upon actual health care cost experience, the effects of recently enacted legislation and general economic conditions. Our assumed rate of retirement is estimated based upon our annual reviews of participant census information as of the measurement date.

The mortality assumption used for our pension and postretirement plans is reviewed periodically and is based on the actuarial table that best reflects the expected mortality of the plan participants.

Income Taxes, Investment Tax Credit Adjustments and Tax-Related Contingency

Deferred tax assets and liabilities are recorded for the income tax effect of temporary differences between the financial statement basis and tax basis of assets and liabilities and are measured using the enacted income tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recorded net of any valuation allowance when it is more likely than not that such income tax benefits will be realized. Investment tax credits on utility property have been deferred and are allocated to income ratably over the lives of the subject property.

We account for uncertainty in income taxes in our consolidated financial statements only if it is more likely than not that an uncertain tax position is sustainable based on technical merits. Recognizable tax positions are then measured to determine the amount of benefit recognized in the consolidated financial statements. We recognize penalties and interest related to unrecognized tax benefits as a component of other income.

We account for contingencies associated with taxes other than income when the likelihood of a loss is both probable and estimable. In assessing the likelihood of a loss, we do not consider the existence of current inquiries, or the likelihood of future inquiries, by tax authorities as a factor. Our assessment is based solely on our application of the appropriate statutes and the likelihood of a loss, assuming the proper inquiries are made by tax authorities.

Financial Instruments

We utilize financial instruments to mitigate commodity price risk associated with fluctuations of natural gas, electricity and propane and to mitigate interest rate risk. Our propane operations enter into derivative transactions, such as swaps, put options and call options in order to mitigate the impact of wholesale price fluctuations on inventory valuation and future purchase commitments. These transactions may be designated as fair value hedges or cash flow hedges, if they meet all of the accounting requirements pursuant to ASC Topic 815, *Derivatives and Hedging,* and we elect to designate the instruments as hedges. If designated as a fair value hedge, the value of the hedging instrument, such as a swap, future, or put option, is recorded at fair value, with the effective portion of the gain or loss of the hedging instrument effectively reducing or increasing the value of the hedged item. If designated as a cash flow hedge, the value of the hedging instrument, such as a swap or call option, is recorded at fair value with the effective portion of the gain or loss of the hedging instrument being recorded in comprehensive income. The ineffective portion of the gain or loss of a hedge is recorded in earnings. If the instrument is not designated as a fair value or cash flow hedge, or it does not meet the accounting requirements of a hedge under ASC Topic 815, *Derivatives and Hedging*, it is recorded at fair value with all gains or losses being recorded directly in earnings.

Our natural gas, electric and propane operations enter into agreements with suppliers to purchase natural gas, electricity, and propane for resale to our respective customers. Purchases under these contracts, as well as distribution and sales agreements with counterparties or customers, either do not meet the definition of a derivative, or qualify for "normal purchases and normal sales" treatment under ASC Topic 815 *Derivatives and Hedging*, and are accounted for on an accrual basis.

We manage interest rate risk by entering into derivative contracts to hedge the variability in cash flows attributable to changes in the short-term borrowing rates. We designate and account for the interest rate swaps as cash flows hedges. Accordingly, unrealized gains and losses associated with the interest rate swaps are recorded as a component of accumulated other comprehensive income (loss). When the interest rate swaps settle, the realized gain or loss will be recorded in the income statement and recognized as a component of interest charges.

Notes to the Consolidated Financial Statements

Recent Accounting Standards

There are no pending or recently effective accounting standards which have had, or are expected to have, a material impact to our consolidated financial statements or disclosures.

3. EARNINGS PER SHARE

The following table presents the calculation of our basic and diluted earnings per share:

		For the Year Ended December 31,				
		2022		2021		2020
(in thousands, except shares and per share data)						
Calculation of Basic Earnings Per Share:						
Income from Continuing Operations	$	89,796	$	83,467	$	70,642
Income/(Loss) from Discontinued Operations		—		(1)		856
Net Income	$	89,796	$	83,466	$	71,498
Weighted average shares outstanding		17,722,227		17,558,078		16,711,579
Earnings Per Share from Continuing Operations	$	5.07	$	4.75	$	4.23
Earnings Per Share from Discontinued Operations		—		—		0.05
Basic Earnings Per Share	$	5.07	$	4.75	$	4.28
Calculation of Diluted Earnings Per Share:						
Reconciliation of Denominator:						
Weighted average shares outstanding — Basic		17,722,227		17,558,078		16,711,579
Effect of dilutive securities — Share-based compensation		82,067		74,951		59,156
Adjusted denominator — Diluted		17,804,294		17,633,029		16,770,735
Earnings Per Share from Continuing Operations	$	5.04	$	4.73	$	4.21
Earnings Per Share from Discontinued Operations		—		—		0.05
Diluted Earnings Per Share	$	5.04	$	4.73	$	4.26

4. ACQUISITIONS

Acquisition of Davenport Energy

In June 2022, Sharp acquired the propane operating assets of Davenport Energy's Siler City, North Carolina propane division for approximately $2.0 million. Through this acquisition, the Company expands its operating footprint further into North Carolina, where customers will be served by Sharp Energy's Diversified Energy division. Sharp added approximately 850 customers, and expected distribution of approximately 0.4 million gallons of propane annually. We recorded $1.5 million in property plant and equipment, $0.5 million in goodwill, and immaterial amounts associated with customer relationships and non-compete agreements, all of which are deductible for income tax purposes. The amounts recorded in conjunction with the acquisition are preliminary, and subject to adjustment based on contractual provisions and finalization prior to the first anniversary of the transaction closing. The financial results associated with this acquisition will be included within the Company's propane distribution operations within its Unregulated Energy segment.

Acquisition of Diversified Energy

In December 2021, Sharp acquired the propane operating assets of Diversified Energy for approximately $37.5 million, net of cash acquired. We initially recorded a $2.1 million liability related to the seller's adherence to various provisions contained in the purchase agreement which was released upon passage of the first anniversary of the transaction closing. Included with the acquisition, was approximately $1.7 million of working capital from the Seller consisting predominantly of accounts receivable and propane inventory. We accounted for this acquisition as a business combination within our Unregulated Energy Segment

Notes to the Consolidated Financial Statements

beginning in the fourth quarter of 2021. In January 2022, we recorded a post-closing true-up of $0.8 million related to the provision for working capital valuation at the time of closing. In connection with this acquisition, we recorded $23.1 million in property plant and equipment, $6.2 million in intangible assets associated with customer relationships and non-compete agreements and $5.9 million in goodwill, all of which are deductible for income tax purposes.

There were multiple strategic benefits to this acquisition including it: (i) expands our propane service territory into North Carolina and South Carolina, (ii) builds upon our existing propane presence in Virginia and Pennsylvania, and (iii) includes an established customer base with opportunities for future growth. Through this acquisition, the Company added approximately 19,000 residential, commercial and agricultural customers, along with expected distribution of approximately 10.0 million gallons of propane annually.

These acquisitions generated operating revenue and operating income of $26.0 million and $1.0 million, respectively, for the year ended December 31, 2022. For the year ended December 31, 2021, the acquisitions generated operating revenue and operating income of $1.4 million and $0.3 million, respectively.

Acquisition of Planet Found Energy Development

In October 2022, we acquired Planet Found Energy Development, LLC ("Planet Found") for $9.5 million. In connection with this acquisition, we recorded a $0.9 million liability which is subject to the seller's adherence to various provisions contained in the purchase agreement through the first anniversary of the transaction closing. We accounted for this acquisition as a business combination within our Unregulated Energy Segment beginning in the fourth quarter of 2022. Planet Found's farm scale anaerobic digestion pilot system and technology produces biogas from 1,200 tons of poultry litter annually, which can be used to create renewable energy in the form of electricity or upgraded to renewable natural gas. The transaction will accelerate our efforts in converting poultry waste to renewable, sustainable energy while simultaneously improving the local environments in our service territories. At December 31, 2022, the operating revenues and operating income of Planet Found were not material to our consolidated results.

In connection with this acquisition, we recorded $4.4 million in intangible assets associated primarily with intellectual property and non-compete agreements, $4.0 million in property plant and equipment, $1.1 million in goodwill, and $0.1 million in working capital, all of which are deductible for income tax purposes. The amounts recorded in conjunction with the acquisition are preliminary, and subject to adjustment based on contractual provisions and finalization prior to the first anniversary of the transaction closing.

5. REVENUE RECOGNITION

We recognize revenue when our performance obligations under contracts with customers have been satisfied, which generally occurs when our businesses have delivered or transported natural gas, electricity or propane to customers. We exclude sales taxes and other similar taxes from the transaction price. Typically, our customers pay for the goods and/or services we provide in the month following the satisfaction of our performance obligation. The following table displays revenue from continuing operations by major source based on product and service type for the years ended December 31, 2022, 2021 and 2020:

Notes to the Consolidated Financial Statements

| | For the year ended December 31, 2022 | | | |
(in thousands)	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Energy distribution				
Delaware natural gas division	$ 82,176	$ —	$ —	$ 82,176
Florida natural gas division	40,036	—	—	40,036
FPU electric distribution	81,714	—	—	81,714
FPU natural gas distribution	115,834	—	—	115,834
Maryland natural gas division	26,607	—	—	26,607
Sandpiper natural gas/propane operations	21,278	—	—	21,278
Elkton Gas	9,198	—	—	9,198
Total energy distribution	376,843	—	—	376,843
Energy transmission				
Aspire Energy	—	56,225	—	56,225
Aspire Energy Express	1,377	—	—	1,377
Eastern Shore	78,624	—	—	78,624
Peninsula Pipeline	27,263	—	—	27,263
Total energy transmission	107,264	56,225	—	163,489
Energy generation				
Eight Flags	—	25,318	—	25,318
Propane operations				
Propane distribution operations	—	188,412	—	188,412
Compressed Natural Gas Services				
Marlin Gas Services	—	11,159	—	11,159
Other and eliminations				
Eliminations	(54,683)	(364)	(29,778)	(84,825)
Other	—	—	308	308
Total other and eliminations	(54,683)	(364)	(29,470)	(84,517)
Total operating revenues [1]	$ 429,424	$ 280,750	$ (29,470)	$ 680,704

[1] Total operating revenues for the year ended December 31, 2022, include other revenue (revenues from sources other than contracts with customers) of $ 0.5 million and $0.4 million for our Regulated and Unregulated Energy segments, respectively. The sources of other revenues include revenue from alternative revenue programs related to revenue normalization for Maryland division and Sandpiper and late fees.

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2021			
(in thousands)	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Energy distribution				
Delaware natural gas division	$ 71,195	$ —	$ —	$ 71,195
Florida natural gas division	34,074	—	—	34,074
FPU electric distribution	78,300	—	—	78,300
FPU natural gas distribution	100,535	—	—	100,535
Maryland natural gas division	22,449	—	—	22,449
Sandpiper natural gas/propane operations	20,746	—	—	20,746
Elkton Gas	7,105	—	—	7,105
Total energy distribution	334,404	—	—	334,404
Energy transmission				
Aspire Energy	—	38,163	—	38,163
Aspire Energy Express	187	—	—	187
Eastern Shore	76,911	—	—	76,911
Peninsula Pipeline	26,630	—	—	26,630
Total energy transmission	103,728	38,163	—	141,891
Energy generation				
Eight Flags	—	18,652	—	18,652
Propane operations				
Propane distribution operations	—	142,082	—	142,082
Compressed Natural Gas Services				
Marlin Gas Services	—	8,315	—	8,315
Other and eliminations				
Eliminations	(54,212)	(343)	(21,348)	(75,903)
Other	—	—	527	527
Total other and eliminations	(54,212)	(343)	(20,821)	(75,376)
Total operating revenues [1]	$ 383,920	$ 206,869	$ (20,821)	$ 569,968

[1] Total operating revenues for the year ended December 31, 2021, include other revenue (revenues from sources other than contracts with customers of $0.2 million and $0.4 million for our Regulated and Unregulated Energy segments, respectively. The sources of other revenues include revenue from alternative revenue programs related to revenue normalization for Maryland division and Sandpiper and late fees.

Notes to the Consolidated Financial Statements

	For the years ended December 31, 2020			
(in thousands)	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Energy distribution				
Delaware natural gas division	$ 63,389	$ —	$ —	$ 63,389
Florida natural gas division	30,850	—	—	30,850
FPU electric distribution	76,863	—	—	76,863
FPU natural gas distribution	90,150	—	—	90,150
Maryland natural gas division	21,853	—	—	21,853
Sandpiper natural gas/propane operations	17,214	—	—	17,214
Elkton Gas	2,399	—	—	2,399
Total energy distribution	302,718	—	—	302,718
Energy transmission				
Aspire Energy	—	27,951	—	27,951
Aspire Energy Express	16	—	—	16
Eastern Shore	75,117	—	—	75,117
Peninsula Pipeline	23,080	—	—	23,080
Total energy transmission	98,213	27,951	—	126,164
Energy generation				
Eight Flags	—	16,147	—	16,147
Propane operations				
Propane distribution operations	—	100,744	—	100,744
Compressed Natural Gas Services				
Marlin Gas Services	—	7,818	—	7,818
Other and eliminations				
Eliminations	(48,185)	(134)	(17,602)	(65,921)
Other	—	—	528	528
Total other and eliminations	(48,185)	(134)	(17,074)	(65,393)
Total operating revenues [1]	$ 352,746	$ 152,526	$ (17,074)	$ 488,198

[1] Total operating revenues for the year ended December 31, 2020, include other revenue (revenues from sources other than contracts with customers) of $1.4 million and $0.2 million for our Regulated and Unregulated Energy segments, respectively. The sources of other revenues include revenue from alternative revenue programs related to revenue normalization for Maryland division and Sandpiper and late fees.

Regulated Energy Segment

The businesses within our Regulated Energy segment are regulated utilities whose operations and customer contracts are subject to rates approved by the respective state PSC or the FERC.

Our energy distribution operations deliver natural gas or electricity to customers, and we bill the customers for both the delivery of natural gas or electricity and the related commodity, where applicable. In most jurisdictions, our customers are also required to purchase the commodity from us, although certain customers in some jurisdictions may purchase the commodity from a third-party retailer (in which case we provide delivery service only). We consider the delivery of natural gas or electricity and/ or the related commodity sale as one performance obligation because the commodity and its delivery are highly interrelated with two-way dependency on one another. Our performance obligation is satisfied over time as natural gas or electricity is delivered and consumed by the customer. We recognize revenues based on monthly meter readings, which are based on the quantity of natural gas or electricity used and the approved rates. We accrue unbilled revenues for natural gas and electricity that have been delivered, but not yet billed, at the end of an accounting period, to the extent that billing and delivery do not coincide.

Revenues for Eastern Shore are based on rates approved by the FERC. The FERC has also authorized Eastern Shore to negotiate rates above or below the FERC-approved maximum rates, which customers can elect as an alternative to the FERC-approved maximum rates. Eastern Shore's services can be firm or interruptible. Firm services are offered on a guaranteed basis and are available at all times unless prevented by force majeure or other permitted curtailments. Interruptible customers receive

Notes to the Consolidated Financial Statements

service only when there is available capacity or supply. Our performance obligation is satisfied over time as we deliver natural gas to the customers' locations. We recognize revenues based on capacity used or reserved and the fixed monthly charge.

Peninsula Pipeline is engaged in natural gas intrastate transmission to third-party customers and certain affiliates in the State of Florida. Our performance obligation is satisfied over time as the natural gas is transported to customers. We recognize revenue based on rates approved by the Florida PSC and the capacity used or reserved. We accrue unbilled revenues for transportation services provided and not yet billed at the end of an accounting period.

Aspire Energy Express is engaged in natural gas intrastate transmission in the State of Ohio. We currently serve the Guernsey power plant and our performance obligation is satisfied over time as the natural gas is transported to the plant. We recognize revenue based on rates approved by the Ohio PSC and the capacity used or reserved. We accrue unbilled revenues for transportation services provided and not yet billed at the end of an accounting period.

Unregulated Energy Segment

Revenues generated from the Unregulated Energy segment are not subject to any federal, state, or local pricing regulations. Aspire Energy primarily sources gas from hundreds of conventional producers and performs gathering and processing functions to maintain the quality and reliability of its gas for its wholesale customers. Aspire Energy's performance obligation is satisfied over time as natural gas is delivered to its customers. Aspire Energy recognizes revenue based on the deliveries of natural gas at contractually agreed upon rates (which are based upon an established monthly index price and a monthly operating fee, as applicable). For natural gas customers, we accrue unbilled revenues for natural gas that has been delivered, but not yet billed, at the end of an accounting period, to the extent that billing and delivery do not coincide with the end of the accounting period.

Eight Flags' CHP plant, which is located on land leased from a customer, produces three sources of energy: electricity, steam and heated water. This customer purchases the steam (unfired and fired) and heated water, which are used in the customer's production facility. Our electric distribution operation purchases the electricity generated by the CHP plant for distribution to its customers. Eight Flags' performance obligation is satisfied over time as deliveries of heated water, steam and electricity occur. Eight Flags recognizes revenues over time based on the amount of heated water, steam and electricity generated and delivered to its customers.

For our propane distribution operations, we recognize revenue based upon customer type and service offered. Generally, for propane bulk delivery customers (customers without meters) and wholesale sales, our performance obligation is satisfied when we deliver propane to the customers' locations (point-in-time basis). We recognize revenue from these customers based on the number of gallons delivered and the price per gallon at the point-in-time of delivery. For our propane distribution customers with meters, we satisfy our performance obligation over time. We recognize revenue over time based on the amount of propane consumed and the applicable price per unit. For propane distribution metered customers, we accrue unbilled revenues for propane that is estimated to have been consumed, but not yet billed, at the end of an accounting period, to the extent that billing and delivery do not coincide with the end of the accounting period.

Marlin Gas Services provides mobile CNG and pipeline solutions primarily to utilities and pipelines. Marlin Gas Services provides temporary hold services, pipeline integrity services, emergency services for damaged pipelines and specialized gas services for customers who have unique requirements. Marlin Gas Services' performance obligations are comprised of the compression of natural gas, mobilization of CNG equipment, utilization of equipment and on-site CNG support. Our performance obligations for the compression of natural gas, utilization of mobile CNG equipment and for the on-site CNG staff support are satisfied over time when the natural gas is compressed, equipment is utilized or as our staff provide support services to our customers. Our performance obligation for the mobilization of CNG equipment is satisfied at a point-in-time when the equipment is delivered to the customer project location. We recognize revenue for CNG services at the end of each calendar month for services provided during the month based on agreed upon rates for equipment utilized, costs incurred for natural gas compression, miles driven, mobilization and demobilization fees.

Notes to the Consolidated Financial Statements

Contract balances

The timing of revenue recognition, customer billings and cash collections results in trade receivables, unbilled receivables (contract assets), and customer advances (contract liabilities) in our consolidated balance sheets. The balances of our trade receivables, contract assets, and contract liabilities as of December 31, 2022 and 2021 were as follows:

	Trade Receivables		Contract Assets (Current)		Contract Assets (Noncurrent)		Contract Liabilities (Current)
(in thousands)							
Balance at 12/31/2021	$	56,277	$	18	$	4,806	$ 747
Balance at 12/31/2022		**61,687**		**18**		**4,321**	**983**
Increase (decrease)	$	5,410	$	—	$	(485)	$ 236

Our trade receivables are included in trade and other receivables in the consolidated balance sheets. Our non-current contract assets are included in receivables and other deferred charges in the consolidated balance sheet and relate to operations and maintenance costs incurred by Eight Flags that have not yet been recovered through rates for the sale of electricity to our electric distribution operation pursuant to a long-term service agreement.

At times, we receive advances or deposits from our customers before we satisfy our performance obligation, resulting in contract liabilities. Contract liabilities are included in other accrued liabilities in the consolidated balance sheets and relate to non-refundable prepaid fixed fees for our propane distribution operation's retail offerings. Our performance obligation is satisfied over the term of the respective retail offering plan on a ratable basis. For the years ended December 31, 2022 and 2021, we recognized revenue of $1.2 million and $1.1 million, respectively.

Remaining performance obligations

Our businesses have long-term fixed fee contracts with customers in which revenues are recognized when performance obligations are satisfied over the contract term. Revenue for these businesses for the remaining performance obligations at December 31, 2022 are expected to be recognized as follows:

(in thousands)	2023	2024	2025	2026	2027	2028 and thereafter
Eastern Shore and Peninsula Pipeline	$ 36,472	$ 33,148	$ 26,890	$23,444	$20,536	$ 167,663
Natural gas distribution operations	6,287	6,106	5,748	5,518	5,101	33,113
FPU electric distribution	652	652	275	275	275	275
Total revenue contracts with remaining performance obligations	$ 43,411	$ 39,906	$ 32,913	$29,237	$25,912	$ 201,051

6. SEGMENT INFORMATION

We use the management approach to identify operating segments. We organize our business around differences in regulatory environment and/or products or services, and the operating results of each segment are regularly reviewed by the chief decision maker (our Chief Executive Officer, or "CEO") in order to make decisions about resources and to assess performance.

Our operations are entirely domestic and are comprised of two reportable segments:

- *Regulated Energy*. Includes energy distribution and transmission services (natural gas distribution, natural gas transmission and electric distribution operations). All operations in this segment are regulated, as to their rates and services, by the PSC having jurisdiction in each operating territory or by the FERC in the case of Eastern Shore.

- *Unregulated Energy.* Includes energy transmission, energy generation (the operations of our Eight Flags' CHP plant), propane distribution operations, mobile compressed natural gas distribution and pipeline solutions operations, and project development activities related to our sustainable energy initiatives. Also included in this segment are other unregulated energy services, such as energy-related merchandise sales and heating, ventilation and air conditioning, plumbing and electrical services. These operations are unregulated as to their rates and services.

Notes to the Consolidated Financial Statements

The remainder of our operations are presented as "Other businesses and eliminations," which consists of unregulated subsidiaries that own real estate leased to Chesapeake Utilities, as well as certain corporate costs not allocated to other operations.

The following tables present information about our reportable segments;

		For the Year Ended December 31,				
		2022		2021		2020
(in thousands)						
Operating Revenues, Unaffiliated Customers						
Regulated Energy	$	**422,894**	$	381,879	$	350,853
Unregulated Energy		**257,810**		188,089		137,345
Total operating revenues, unaffiliated customers	$	**680,704**	$	569,968	$	488,198
Intersegment Revenues [1]						
Regulated Energy	$	**6,530**	$	2,041	$	1,893
Unregulated Energy		**22,940**		18,780		15,181
Other businesses		**308**		527		528
Total intersegment revenues	$	**29,778**	$	21,348	$	17,602
Operating Income						
Regulated Energy	$	**115,317**	$	106,174	$	92,124
Unregulated Energy		**27,350**		24,427		20,664
Other businesses and eliminations		**266**		511		(65)
Operating Income		**142,933**		131,112		112,723
Other income, net		**5,051**		1,721		3,222
Interest charges		**24,356**		20,135		21,765
Income from Continuing Operations before Income Taxes		**123,628**		112,698		94,180
Income Taxes on Continuing Operations		**33,832**		29,231		23,538
Income from Continuing Operations		**89,796**		83,467		70,642
Income (loss) from Discontinued Operations, Net of Tax		**—**		(1)		686
Gain on sale of Discontinued Operations, Net of tax		**—**		—		170
Net Income	$	**89,796**	$	83,466	$	71,498
Depreciation and Amortization						
Regulated Energy	$	**52,707**	$	48,748	$	46,079
Unregulated Energy		**16,257**		13,869		11,988
Other businesses and eliminations		**9**		44		50
Total depreciation and amortization	$	**68,973**	$	62,661	$	58,117
Capital Expenditures						
Regulated Energy	$	**97,554**	$	139,733	$	147,100
Unregulated Energy		**40,773**		81,651		46,295
Other businesses		**2,355**		6,425		2,480
Total capital expenditures	$	**140,682**	$	227,809	$	195,875

[1] All significant intersegment revenues are billed at market rates and have been eliminated from consolidated revenues.

		As of December 31,		
		2022		2021
Identifiable Assets				
Regulated Energy segment	$	**1,716,255**	$	1,629,191
Unregulated Energy segment		**463,239**		439,114
Other businesses and eliminations		**35,543**		46,564
Total identifiable assets	$	**2,215,037**	$	2,114,869

Notes to the Consolidated Financial Statements

7. SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for interest and income taxes during the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the Year Ended December 31,		
	2022	2021	2020
(in thousands)			
Cash paid for interest	$ 24,267	$ 20,809	$ 22,884
Cash (received) paid for income taxes, net of refunds	$ (4,963)	$ 8,395	$ (8,135)

Non-cash investing and financing activities during the years ended December 31, 2022, 2021, and 2020 were as follows:

	For the Year Ended December 31,		
	2022	2021	2020
(in thousands)			
Capital property and equipment acquired on account, but not paid for as of December 31	$ 13,211	$ 16,164	$ 23,625
Common stock issued for the Retirement Savings Plan	$ —	$ 1,712	$ 1,605
Common stock issued under the SICP	$ 2,868	$ 2,834	$ 1,971

8. DERIVATIVE INSTRUMENTS

We use derivative and non-derivative contracts to manage risks related to obtaining adequate supplies and the price fluctuations of natural gas, electricity and propane and to mitigate interest rate risk. Our natural gas, electric and propane distribution operations have entered into agreements with suppliers to purchase natural gas, electricity and propane for resale to our customers. Our natural gas gathering and transmission company has entered into contracts with producers to secure natural gas to meet its obligations. Purchases under these contracts typically either do not meet the definition of derivatives or are considered "normal purchases and normal sales" and are accounted for on an accrual basis. Our propane distribution operations may also enter into fair value hedges of their inventory or cash flow hedges of their future purchase commitments in order to mitigate the impact of wholesale price fluctuations. Occasionally, we may enter into interest rate swap agreements to mitigate risk associated with changes in short-term borrowing rates. As of December 31, 2022 and 2021, our natural gas and electric distribution operations did not have any outstanding derivative contracts.

Volume of Derivative Activity

As of December 31, 2022, the volume of our open commodity derivative contracts were as follows:

Business unit	Commodity	Contract Type	Quantity hedged (in millions)	Designation	Longest expiration date of hedge
Sharp	Propane (gallons)	Purchases	20.0	Cash flow hedges	August, 2025
Sharp	Propane (gallons)	Sales	5.0	Cash flow hedges	December, 2023

Sharp entered into futures and swap agreements to mitigate the risk of fluctuations in wholesale propane index prices associated with the propane volumes expected to be purchased and/or sold during the heating season. Under the futures and swap agreements, Sharp will receive or pay the difference between (i) the index prices (Mont Belvieu prices in December 2022 through August 2025) and (ii) the per gallon propane contracted prices, to the extent the index prices deviate from the contracted prices. We designated and accounted for the propane swaps as cash flows hedges. The change in the fair value of the swap agreements is recorded as unrealized gain (loss) in other comprehensive income (loss) and later recognized in the statement of income in the same period and in the same line item as the hedged transaction. We expect to reclassify approximately $0.8 million of unrealized gain from accumulated other comprehensive income to earnings during the next 12-month period ending December 31, 2023.

Interest Rate Swap Activities

We manage interest rate risk by entering into derivative contracts to hedge the variability in cash flows attributable to changes in the short-term borrowing rates. In the second quarter of 2020, we entered into interest rate swaps with notional amounts totaling $100.0 million associated with three of our short-term lines of credit which expired in October 2020. Pricing on the

Notes to the Consolidated Financial Statements

interest rate swaps ranged between 0.2615 and 0.3875 percent for the period. In the fourth quarter of 2020, we entered into additional interest rate swaps with notional amounts totaling $60.0 million through December 2021 with pricing of 0.20 percent and 0.205 percent for the period associated with our outstanding borrowing under the Revolver. In February 2021, we entered into an additional interest rate swap with a notional amount of $40.0 million through December 2021 with pricing of 0.17 percent. In September 2022, we entered into an interest rate swap with a notional amount of $50.0 million through September 2025, with pricing of 3.98 percent.

Prior to August 2022, our short-term borrowing interest rate was based on the 30-day LIBOR rate. In August 2022, we amended and restated the Revolver and transitioned the benchmark interest rate to the 30-day SOFR as a result of the impending expiration of LIBOR. Our pre-2022 interest rate swaps were cash settled monthly as the counter-party paid us the 30-day LIBOR rate less the fixed rate. Our current interest rate swap is cash settled monthly as the counter-party pays us the 30-day SOFR rate less the fixed rate.

We designate and account for interest rate swaps as cash flows hedges. Accordingly, unrealized gains and losses associated with the interest rate swaps are recorded as a component of accumulated other comprehensive income (loss). When the interest rate swaps settle, the realized gain or loss is recorded in the income statement and is recognized as a component of interest charges.

Broker Margin

Futures exchanges have contract specific margin requirements that require the posting of cash or cash equivalents relating to traded contracts. Margin requirements consist of initial margin that is posted upon the initiation of a position, maintenance margin that is usually expressed as a percent of initial margin, and variation margin that fluctuates based on the daily mark-to-market relative to maintenance margin requirements. We currently maintain a broker margin account for Sharp included within our Other Current Liabilities on the consolidated balance sheet, the balance as of December 31, 2022 and 2021 was $0.1 million and $4.1 million, respectively.

Financial Statements Presentation

The following tables present information about the fair value and related gains and losses of our derivative contracts. We did not have any derivative contracts with a credit-risk-related contingency. Fair values of the derivative contracts recorded in the consolidated balance sheets as of December 31, 2022 and 2021 are as follows:

	Derivative Assets		
		Fair Value as of	
(in thousands)	**Balance Sheet Location**	**December 31, 2022**	**December 31, 2021**
Derivatives not designated as hedging instruments			
Propane swap agreements	Derivative assets, at fair value	$ —	$ 16
Derivatives designated as cash flow hedges			
Propane swap agreements	Derivative assets, at fair value [1]	3,317	7,060
Interest rate swap agreements	Derivative assets, at fair value [1]	452	—
Total Derivative Assets		$ 3,769	$ 7,076

[1] Derivative assets, at fair value include $2.8 million and $4.3 million in current assets in the consolidated balance sheet at December 31, 2022 and 2021, respectively, with the remainder of the balance classified as long-term.

	Derivative Liabilities		
		Fair Value as of	
(in thousands)	**Balance Sheet Location**	**December 31, 2022**	**December 31, 2021**
Derivatives designated as cash flow hedges			
Propane swap agreements	Derivative liabilities, at fair value [1]	$ 1,810	$ 743
Interest rate swap agreements	Derivative liabilities, at fair value [1]	405	—
Total Derivative Liabilities		$ 2,215	$ 743

[1] Derivative liabilities, at fair value include $0.6 million and $0.7 million in current liabilities in the consolidated balance sheet at December 31, 2022 and 2021, respectively, with the remainder of the balance classified as long-term.

Notes to the Consolidated Financial Statements

The effects of gains and losses from derivative instruments are as follows:

		Amount of Gain (Loss) on Derivatives:		
		For the Year Ended December 31,		
	Location of Gain			
(in thousands)	(Loss) on Derivatives	2022	2021	2020
Derivatives not designated as hedging instruments				
Propane swap agreements	Propane and natural gas costs	$ **56**	$ (1)	$ —
Derivatives designated as fair value hedges				
Put/Call option	Propane and natural gas costs	**—**	(24)	(12)
Put/Call option	Propane inventory	**—**	—	34
Derivatives designated as cash flow hedges				
Propane swap agreements	Revenues	**(373)**	(536)	—
Propane swap agreements	Propane and natural gas costs	**3,881**	7,187	2,428
Propane swap agreements	Other comprehensive income (loss)	**(1,303)**	9,777	7,463
Interest rate swap agreements	Interest expense	**(47)**	(40)	60
Interest rate swap agreements	Other comprehensive income (loss)	**—**	—	20
Total		$ **2,214**	$ 16,363	$ 9,993

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The three levels of the fair value hierarchy are the following:

Fair Value Hierarchy	Description of Fair Value Level	Fair Value Technique Utilized
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities	*Investments - equity securities* - The fair values of these trading securities are recorded at fair value based on unadjusted quoted prices in active markets for identical securities. *Investments - mutual funds and other* - The fair values of these investments, comprised of money market and mutual funds, are recorded at fair value based on quoted net asset values of the shares.
Level 2	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability	*Derivative assets and liabilities* - The fair value of the propane put/call options, propane and interest rate swap agreements are measured using market transactions for similar assets and liabilities in either the listed or over-the-counter markets.
Level 3	Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)	*Investments - guaranteed income fund* - The fair values of these investments are recorded at the contract value, which approximates their fair value.

Notes to the Consolidated Financial Statements

Financial Assets and Liabilities Measured at Fair Value

The following tables summarize our financial assets and liabilities that are measured at fair value on a recurring basis and the fair value measurements, by level, within the fair value hierarchy as of December 31, 2022 and 2021, respectively:

As of December 31, 2022		Fair Value		Fair Value Measurements Using:					
				Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
(in thousands)									
Assets:									
Investments—equity securities	$	24	$	24	$	—	$	—	
Investments—guaranteed income fund		1,853		—		—		1,853	
Investments—mutual funds and other		8,699		8,699		—		—	
Total investments		10,576		8,723		—		1,853	
Derivative assets		3,769		—		3,769		—	
Total assets	$	14,345	$	8,723	$	3,769	$	1,853	
Liabilities:									
Derivative liabilities	$	2,215	$	—	$	2,215	$	—	

As of December 31, 2021		Fair Value		Fair Value Measurements Using:					
				Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
(in thousands)									
Assets:									
Investments—equity securities	$	26	$	26	$	—	$	—	
Investments—guaranteed income fund		2,036		—		—		2,036	
Investments—mutual funds and other		10,033		10,033		—		—	
Total investments		12,095		10,059		—		2,036	
Derivative assets		7,076		—		7,076		—	
Total assets	$	19,171	$	10,059	$	7,076	$	2,036	
Liabilities:									
Derivative liabilities	$	743	$	—	$	743	$	—	

The following table sets forth the summary of the changes in the fair value of Level 3 investments for the years ended December 31, 2022 and 2021:

		For the Year Ended December 31,			
		2022		2021	
(in thousands)					
Beginning Balance	$	2,036	$	2,156	
Purchases and adjustments		132		88	
Transfers/disbursements		(347)		(241)	
Investment income		32		33	
Ending Balance	$	1,853	$	2,036	

Notes to the Consolidated Financial Statements

Investment income from the Level 3 investments is reflected in other income (expense), net in the consolidated statements of income.

At December 31, 2022 and 2021, there were no non-financial assets or liabilities required to be reported at fair value. We review our non-financial assets for impairment at least on an annual basis, as required.

Other Financial Assets and Liabilities

Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable, other accrued liabilities and short-term debt. The fair value of cash and cash equivalents is measured using the comparable value in the active market and approximates its carrying value (Level 1 measurement). The fair value of short-term debt approximates the carrying value due to its near-term maturities and because interest rates approximate current market rates (Level 2 measurement).

At December 31, 2022, long-term debt, which includes the current maturities but excludes debt issuance cost, had a carrying value of $600.8 million, compared to the estimated fair value of $505.0 million. At December 31, 2021, long-term debt, which includes the current maturities and excludes debt issuance costs, had a carrying value of $568.8 million, compared to a fair value of $597.2 million. The fair value was calculated using a discounted cash flow methodology that incorporates a market interest rate based on published corporate borrowing rates for debt instruments with similar terms and average maturities, and with adjustments for duration, optionality, and risk profile. The valuation technique used to estimate the fair value of long-term debt would be considered a Level 2 measurement.

See Note 16, *Employee Benefit Plans,* for fair value measurement information related to our pension plan assets.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of goodwill as of December 31, 2022 and 2021 was as follows:

(in thousands)	Regulated Energy		Unregulated Energy		Total Goodwill	
Balance at December 31, 2021	$	7,689	$	37,019	$	44,708
Additions [(1)]		—		1,505		1,505
Balance at December 31, 2022	$	7,689	$	38,524	$	46,213

[(1)] Includes goodwill from the purchase of operating assets of Planet Found in the fourth quarter of 2022.

The annual impairment testing for the years 2022 and 2021 indicated no impairment of goodwill.

The carrying value and accumulated amortization of intangible assets subject to amortization as of December 31, 2022 and 2021 are as follows:

	As of December 31,							
	2022				2021			
(in thousands)	Gross Carrying Amount		Accumulated Amortization		Gross Carrying Amount		Accumulated Amortization	
Customer relationships [(1)]	$	16,965	$	6,131	$	16,814	$	5,125
Non-Compete agreements		3,105		1,411		2,431		1,078
Patents [(2)(3)]		5,819		533		452		354
Other		270		225		270		218
Total	$	26,159	$	8,300	$	19,967	$	6,775

[(1)] The customer relationship amounts include $6.1 million as a result of the purchase of Diversified Energy in December 2021.
[(2)] The patents amount include $3.7 million as a result of the purchase of the operating assets of Planet Found in October 2022.
[(3)] Includes amounts related to patented technology developed by Marlin Gas Services and the acquisition of Planet Found.

The customer relationships, non-compete agreements, patents and other intangible assets acquired in the purchases of the operating assets of several companies are being amortized over a weighted average of 14 years. Amortization expense of intangible assets for the year ended December 31, 2022, 2021 and 2020 was $1.5 million, $1.3 million and $1.2 million, respectively. Amortization expense of intangible assets is expected to be $1.8 million for the years 2023 through 2025, $1.5 million for 2026 and $1.4 million for 2027.

11. INCOME TAXES

We file a consolidated federal income tax return. Income tax expense allocated to our subsidiaries is based upon their respective taxable incomes and tax credits. State income tax returns are filed on a separate company basis in most states where we have operations and/or are required to file. Our state returns for tax years after 2016 are subject to examination. At December 31, 2022, the 2015 through 2019 federal income tax returns are under examination, and no report has been issued at this time.

During 2022, the Company settled its Internal Revenue Service examination relating to the 2015-2019 tax years. As a result, we had federal NOLs totaling $6.3 million and $12.2 million in 2019 and 2018, respectively. Under the CARES Act, discussed below, we elected to carry the losses back to 2015 and 2013. The company recovered $12.8 million of tax and received interest income of $0.8 million as a result of carrying back the NOLs referred to above. For state income tax purposes, we had NOL in various states of $67.7 million and $14.6 million as of December 31, 2022 and 2021, respectively, almost all of which will expire in 2040. Excluding NOLs from discontinued operations, we have recorded deferred tax assets of $1.5 million related to state NOL carry-forwards at both December 31, 2022 and 2021, respectively. We have not recorded a valuation allowance to reduce the future benefit of the tax NOL because we believe they will be fully utilized.

Tax Law Changes
In March 2020, the CARES Act was signed into law and included several significant changes to the Internal Revenue Code. The CARES Act includes certain tax relief provisions including the ability to carryback five years net operating losses arising in a tax year beginning in 2018, 2019, or 2020. This provision allows a taxpayer to recover taxes previously paid at a 35 percent federal income tax rate during tax years prior to 2018. In addition, the CARES Act removed the taxable income limitation to allow a tax NOL to fully offset taxable income for tax years beginning before January 1, 2021. Tax benefits associated with this legislation were not available for the year ended December 31, 2022. As a result, our income tax expense for the years ended December 31, 2021 included a tax benefit $0.9 million, attributable to the tax NOL carryback provided under the CARES Act for losses generated in 2018 and 2019. This NOL carryback was applied to our 2013 and 2015 tax years in which we paid federal income taxes at a 35 percent tax rate.

On December 22, 2017, President Trump signed into law the TCJA. Substantially all of the provisions of the TCJA were effective for taxable years beginning on or after January 1, 2018. The provisions that significantly impacted us include the reduction of the corporate federal income tax rate from 35 percent to 21 percent. Our federal income tax expense for periods beginning on January 1, 2018 and thereafter are based on the new federal corporate income tax rate. The TCJA included changes to the Internal Revenue Code, which materially impacted our 2017 financial statements. ASC 740, *Income Taxes,* requires recognition of the effects of changes in tax laws in the period in which the law is enacted. ASC 740 requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. During 2018, we completed the assessment of the impact of accounting for certain effects of the TCJA. At the date of enactment in 2017, we re-measured deferred income taxes based upon the new corporate tax rate. See Note 18, *Rates and Other Regulatory Activities,* for further discussion of the TCJA's impact on our regulated businesses.

Notes to the Consolidated Financial Statements

The following tables provide: (a) the components of income tax expense in 2022, 2021, and 2020; (b) the reconciliation between the statutory federal income tax rate and the effective income tax rate for 2022, 2021, and 2020 from continuing operations; and (c) the components of accumulated deferred income tax assets and liabilities at December 31, 2022 and 2021.

| | | For the Year Ended December 31, | | | | |
		2022		2021		2020
(in thousands)						
Current Income Tax Expense						
Federal	$	8,284	$	2,775	$	(2,777)
State		1,948		(96)		2,162
Other		(47)		(47)		(47)
Total current income tax expense (benefit)		10,185		2,632		(662)
Deferred Income Tax Expense [1]						
Property, plant and equipment		14,968		24,074		23,224
Deferred gas costs		8,923		1,857		(714)
Pensions and other employee benefits		1,109		(655)		(75)
FPU merger-related premium cost and deferred gain		(351)		(351)		156
Net operating loss carryforwards		2		97		5,107
Other		(1,004)		1,577		(3,498)
Total deferred income tax expense		23,647		26,599		24,200
Income Tax Expense from Continuing Operations		33,832		29,231		23,538
Income Tax Expense from Discontinued Operations		—		—		153
Total Income Tax	$	33,832	$	29,231	$	23,691

[1] Includes $7.8 million, $8.2 million, and $4.9 million of deferred state income taxes for the years 2022, 2021 and 2020, respectively.

| | | For the Year Ended December 31, | | | | |
		2022		2021		2020
(in thousands)						
Reconciliation of Effective Income Tax Rates from Continuing Operations						
Federal income tax expense [1]	$	25,982	$	23,666	$	19,778
State income taxes, net of federal benefit		7,714		6,371		5,051
ESOP dividend deduction		(177)		(180)		(218)
CARES Act Tax Benefit		—		(919)		(1,841)
Other		313		293		768
Total Income Tax Expense from Continuing Operations	$	33,832	$	29,231	$	23,538
Effective Income Tax Rate from Continuing Operations		27.34 %		25.94 %		24.99 %

[1] Federal income taxes were calculated at 21 percent for 2022, 2021, and 2020.

	As of December 31,			
		2022		**2021**
(in thousands)				
Deferred Income Taxes				
Deferred income tax liabilities:				
Property, plant and equipment	$	**238,687**	$	224,034
Acquisition adjustment		**5,915**		6,266
Loss on reacquired debt		**164**		183
Deferred gas costs		**11,288**		2,366
Natural gas conversion costs		**5,026**		5,529
Storm reserve liability		**5,791**		5,783
Other		**8,236**		6,301
Total deferred income tax liabilities	$	**275,107**	$	250,462
Deferred income tax assets:				
Pension and other employee benefits	$	**3,985**	$	5,354
Environmental costs		**1,052**		996
Net operating loss carryforwards		**1,488**		1,490
Storm reserve liability		**453**		448
Accrued expenses		**9,007**		4,843
Other		**2,955**		3,781
Total deferred income tax assets	$	**18,940**	$	16,912
Deferred Income Taxes Per Consolidated Balance Sheets	$	**256,167**	$	233,550

Notes to the Consolidated Financial Statements

12. LONG-TERM DEBT

Our outstanding long-term debt is shown below:

		As of December 31,		
(in thousands)		**2022**		**2021**
Uncollateralized Senior Notes:				
5.93% note, due October 31, 2023	$	**3,000**	$	6,000
5.68% note, due June 30, 2026		**11,600**		14,500
6.43% note, due May 2, 2028		**4,200**		4,900
3.73% note, due December 16, 2028		**12,000**		14,000
3.88% note, due May 15, 2029		**35,000**		40,000
3.25% note, due April 30, 2032		**66,500**		70,000
3.48% note, due May 31, 2038		**50,000**		50,000
3.58% note, due November 30, 2038		**50,000**		50,000
3.98% note, due August 20, 2039		**100,000**		100,000
2.98% note, due December 20, 2034		**70,000**		70,000
3.00% note, due July 15, 2035		**50,000**		50,000
2.96% note, due August 15, 2035		**40,000**		40,000
2.49% notes Due January 25, 2037		**50,000**		50,000
2.95% notes Due March 15, 2042		**50,000**		—
Equipment security note				
2.46% note, due September 24, 2031		**8,517**		9,378
Less: debt issuance costs		**(946)**		(913)
Total long-term debt		**599,871**		567,865
Less: current maturities		**(21,483)**		(17,962)
Total long-term debt, net of current maturities	$	**578,388**	$	549,903

Notes Purchase Agreement

On March 15, 2022, we issued 2.95 percent Senior Notes due March 15, 2042 to MetLife in the aggregate principal amount of $50.0 million. We used the proceeds received from the issuances of the Senior Notes to reduce short-term borrowings under the Revolver and to fund capital expenditures. These Senior Notes have similar covenants and default provisions as our other Senior Notes, and have an annual principal payment beginning in the eleventh year after the issuance.

On September 28, 2022, we agreed to issue and Prudential agreed to purchase 5.43 percent Senior Notes due March 14, 2038 in the aggregate principal amount of $80.0 million. We expect to issue the Notes on or before March 14, 2023. We anticipate using the proceeds received from the issuance of the Notes to reduce short-term borrowings under our revolving credit facility and to fund capital expenditures. These Senior Notes have similar covenants and default provisions as our other Senior Notes, and have an annual principal payment beginning in the sixth year after the issuance.

Equipment Security Note

On September 24, 2021, we entered into an Equipment Financing Agreement with Banc of America Leasing & Capital, LLC to issue $9.6 million in sustainable financing associated with the purchase of qualifying equipment by our subsidiary, Marlin Gas Services. The equipment security note bears a 2.46 percent interest rate and has a term of 10 years. Under the terms of the agreement, we granted a security interest in the equipment to the lender, to serve as collateral.

Annual maturities

Annual maturities and principal repayments of long-term debt are as follows:

Year	2023	2024	2025	2026	2027	Thereafter	Total
(in thousands)							
Payments	$ 21,483	$ 18,505	$ 25,528	$ 34,551	$ 31,674	$ 469,076	$ 600,817

Notes to the Consolidated Financial Statements

Shelf Agreements

We have entered into Shelf Agreements with Prudential and MetLife, whom are under no obligation to purchase any unsecured debt. The following table summarizes our shelf agreements at December 31, 2022:

(in thousands)	Total Borrowing Capacity	Less Amount of Debt Issued	Less Unfunded Commitments	Remaining Borrowing Capacity
Shelf Agreements [1]				
Prudential Shelf Agreement [2]	$ 370,000	$ (220,000)	$ (80,000)	$ 70,000
MetLife Shelf Agreement	150,000	(50,000)	—	100,000
Total	$ 520,000	$ (270,000)	$ (80,000)	$ 170,000

[1] The amended Prudential and MetLife Shelf Agreements both expire in February 2026.

[2] Unfunded commitments of $80.0 million reflects Senior Notes expected to be issued on or before March 14, 2023.

In February 2023, we amended our Shelf Agreements with Prudential and MetLife. The amended agreements now provide for total borrowing capacity of up to $405.0 million under the Prudential Shelf Agreement and $200.0 million under the MetLife Shelf Agreement. Additionally, the amendments extend the term of the agreements for an additional three years from the effective dates.

The Uncollateralized Senior Notes, Shelf Agreements or Shelf Notes set forth certain business covenants to which we are subject when any note is outstanding, including covenants that limit or restrict our ability, and the ability of our subsidiaries, to incur indebtedness, or place or permit liens and encumbrances on any of our property or the property of our subsidiaries.

Uncollateralized Senior Notes

All of our Uncollateralized Senior Notes require periodic principal and interest payments as specified in each note. They also contain various restrictions. The most stringent restrictions state that we must maintain equity of at least 40.0 percent of total capitalization (including short-term borrowings), and the fixed charge coverage ratio must be at least 1.2 times. The most recent Senior Notes issued since September 2013 also contain a restriction that we must maintain an aggregate net book value in our regulated business assets of at least 50.0 percent of our consolidated total assets. Failure to comply with those covenants could result in accelerated due dates and/or termination of the Senior Note agreements.

Certain Uncollateralized Senior Notes contain a "restricted payments" covenant as defined in the respective note agreements. The most restrictive covenants of this type are included within the 5.93 percent Senior Note, due October 31, 2023. The covenant provides that we cannot pay or declare any dividends or make any other restricted payments in excess of the sum of $10.0 million, plus our consolidated net income accrued on and after January 1, 2003. As of December 31, 2022, the cumulative consolidated net income base was $754.2 million, offset by restricted payments of $326.4 million, leaving $427.8 million of cumulative net income free of restrictions. As of December 31, 2022, we were in compliance with all of our debt covenants.

13. SHORT-TERM BORROWINGS

We are authorized by our Board of Directors to borrow up to $400.0 million of short-term debt, as required. At December 31, 2022 and 2021, we had $202.2 million and $221.6 million, respectively, of short-term borrowings outstanding at a weighted average interest rate of 5.04 percent and 0.83 percent, respectively.

In August 2021, we amended and restated our Revolver into a multi-tranche facility totaling $400.0 million with multiple participating lenders. The two tranches of the facility consist of a $200.0 million 364-day short-term debt tranche and a $200.0 million five-year tranche, both of which have three (3) one-year extension options, which can be authorized by our Chief Financial Officer. We are eligible to establish the repayment term for individual borrowings under the five year tranche of the Revolver and to the extent that an individual loan under the Revolver exceeded 12 months, the outstanding balance would be classified as a component of long-term debt.

In August 2022, we amended both tranches of the Revolver, which now bear interest using SOFR as the benchmark interest rate, plus a 10-basis point SOFR adjustment, in lieu of LIBOR which is being retired by financial institutions. In addition, the 364-day tranche was extended for the upcoming year, expiring in August 2023. As part of these amendments, the parties agreed to eliminate the previous covenant capping the aggregate investments limit at $150.0 million where we maintain an ownership interest less than 50 percent. Additionally, the 364-day tranche of the facility now offers a reduced interest margin similar to the five-year tranche for amounts borrowed in connection with new sustainable investments. All other terms and conditions

Notes to the Consolidated Financial Statements

remained unchanged. Borrowings outstanding under the sustainable investment sublimit of the 364-day tranche amounted to $9.4 million at December 31, 2022.

The availability of funds under the Revolver is subject to conditions specified in the credit agreement, all of which we currently satisfy. These conditions include our compliance with financial covenants and the continued accuracy of representations and warranties contained in the Revolver's loan documents. We are required by the financial covenants in the Revolver to maintain, at the end of each fiscal year, a funded indebtedness ratio of no greater than 65 percent. As of December 31, 2022, we are in compliance with this covenant.

The 364-day tranche of the Revolver expires in August 2023 and the five-year tranche expires in August 2026, both of which are available to fund our short-term cash needs to meet seasonal working capital requirements and to temporarily fund portions of our capital expenditures. Borrowings under both tranches of the Revolver are subject to a pricing grid, including the commitment fee and the interest rate charged based upon our total indebtedness to total capitalization ratio for the prior quarter. As of December 31, 2022, the pricing under the 364-day tranche of the Revolver does not include an unused commitment fee and maintains an interest rate of 70 basis points over SOFR plus a 10 basis point SOFR adjustment. As of December 31, 2022, the pricing under the five-year tranche of the Revolver included an unused commitment fee of 9 basis points and an interest rate of 95 basis points over SOFR plus a 10 basis point SOFR adjustment.

Our total available credit under the Revolver at December 31, 2022 was $192.0 million. As of December 31, 2022, we had issued $5.8 million in letters of credit to various counterparties under the Revolver. These letters of credit are not included in the outstanding short-term borrowings and we do not anticipate that they will be drawn upon by the counterparties. The letters of credit reduce the available borrowings under the Revolver.

For additional information on interest rate swaps related to our short-term borrowings, see Note 8, *Derivative Instruments*.

14. LEASES

We have entered into lease arrangements for office space, land, equipment, pipeline facilities and warehouses. These lease arrangements enable us to better conduct business operations in the regions in which we operate. Office space is leased to provide adequate workspace for our employees in several locations throughout our service territories. We lease land at various locations throughout our service territories to enable us to inject natural gas into underground storage and distribution systems, for bulk storage capacity, for our propane operations and for storage of equipment used in repairs and maintenance of our infrastructure. We lease natural gas compressors to ensure timely and reliable transportation of natural gas to our customers. Additionally, we lease a pipeline to deliver natural gas to an industrial customer in Polk County, Florida. We also lease warehouses to store equipment and materials used in repairs and maintenance for our businesses.

Some of our leases are subject to annual changes in the Consumer Price Index ("CPI"). While lease liabilities are not re-measured as a result of changes to the CPI, changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. A 100-basis-point increase in CPI would not have resulted in material additional annual lease costs during 2022. Most of our leases include options to renew, with renewal terms that can extend the lease term from one to 25 years or more. The exercise of lease renewal options is at our sole discretion. The amounts disclosed in our consolidated balance sheet at December 31, 2022, pertaining to the right-of-use assets and lease liabilities, are measured based on our current expectations of exercising our available renewal options. Our existing leases are not subject to any restrictions or covenants that would preclude our ability to pay dividends, obtain financing or enter into additional leases. As of December 31, 2022, we have not entered into any leases, which have not yet commenced, that would entitle us to significant rights or create additional obligations. The following table presents information related to our total lease cost included in our consolidated statements of income:

(in thousands)	Classification	Year Ended December 31, 2022		Year Ended December 31, 2021	
Operating lease cost [1]	Operations expense	$	2,883	$	2,064

[1] Includes short-term leases and variable lease costs, which are immaterial.

Notes to the Consolidated Financial Statements

The following table presents the balance and classifications of our right-of-use assets and lease liabilities included in our consolidated balance sheet at December 31, 2022 and 2021:

(in thousands)	Balance sheet classification	December 31, 2022	December 31, 2021
Assets			
Operating lease assets	Operating lease right-of-use assets	$ 14,421	$ 10,139
Liabilities			
Current			
Operating lease liabilities	Other accrued liabilities	$ 2,552	$ 1,996
Noncurrent			
Operating lease liabilities	Operating lease - liabilities	12,392	8,571
Total lease liabilities		$ 14,944	$ 10,567

The following table presents our weighted-average remaining lease term and weighted-average discount rate for our operating leases at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (*in years*)		
Operating leases	8.54	8.10
Weighted-average discount rate		
Operating leases	3.4 %	3.6 %

The following table presents additional information related to cash paid for amounts included in the measurement of lease liabilities included in our consolidated statements of cash flows at December 31, 2022 and 2021:

	Year Ended December 31,	
(in thousands)	2022	2021
Operating cash flows from operating leases	$ 2,931	$ 1,996

The following table presents the future undiscounted maturities of our operating leases at December 31, 2022 and for each of the next five years and thereafter:

(in thousands)	Operating Leases [1]
2023	$ 2,871
2024	2,546
2025	2,161
2026	1,684
2027	1,529
Thereafter	6,192
Total lease payments	16,983
Less: Interest	(2,039)
Present value of lease liabilities	$ 14,944

[1] Operating lease payments include $2.1 million related to options to extend lease terms that are reasonably certain of being exercised.

Notes to the Consolidated Financial Statements

15. STOCKHOLDERS' EQUITY

Common Stock Issuances

In June 2020, we filed a shelf registration statement with the SEC to facilitate the issuance of our common stock. In August 2020, we filed a prospectus supplement under the shelf registration statement for an ATM equity program under which we may issue and sell shares of our common stock up to an aggregate offering price of $75.0 million through June of 2023.

We maintain an effective shelf registration statement with the SEC for the issuance of shares under our DRIP. Depending on our capital needs and subject to market conditions, in addition to other possible debt and equity offerings, we may issue additional shares under the direct stock purchase component of the DRIP. In 2021, we issued approximately 0.1 million shares at an average price per share of $125.71 and received net proceeds of $15.2 million under the DRIP. In 2022, we issued less than 0.1 million shares at an average price per share of $136.26 and received net proceeds of $4.5 million under the DRIP.

We used the net proceeds from our share issuances, after fees, for general corporate purposes, including, but not limited to, financing of capital expenditures, repayment of short-term debt, financing acquisitions, investing in subsidiaries, and general working capital purposes.

Accumulated Other Comprehensive Income (Loss)
Defined benefit pension and postretirement plan items, unrealized gains (losses) of our propane swap agreements and natural gas swaps and futures contracts, designated as commodity contracts cash flow hedges, and the unrealized gains (losses) of our interest rate swap agreements, designated as cash flow hedges, are the components of our accumulated other comprehensive loss. The following table presents the changes in the balance of accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021. All amounts in the following tables are presented net of tax.

	Defined Benefit Pension and Postretirement Plan Items	Commodity Contract Cash Flow Hedges	Interest Rate Swap Cash Flow Hedges	Total
(in thousands)				
As of December 31, 2020	$ (5,146)	$ 2,309	$ (28)	$ (2,865)
Other comprehensive income before reclassifications	262	7,075	—	7,337
Amounts reclassified from accumulated other comprehensive income (loss)	1,616	(4,813)	28	(3,169)
Net current-period other comprehensive income	1,878	2,262	28	4,168
As of December 31, 2021	(3,268)	4,571	—	1,303
Other comprehensive income (loss) before reclassifications	705	(934)	—	(229)
Amounts reclassified from accumulated other comprehensive income (loss)	57	(2,545)	35	(2,453)
Net current-period other comprehensive income	762	(3,479)	35	(2,682)
As of December 31, 2022	$ (2,506)	$ 1,092	$ 35	$ (1,379)

The following table presents amounts reclassified out of accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020. Deferred gains and losses of our commodity contracts cash flow hedges are recognized in earnings upon settlement.

(in thousands)	For the Year Ended December 31,					
	2022		2021		2020	
Amortization of defined benefit pension and postretirement plan items:						
Prior service credit [1]	$	77	$	77	$	77
Net actuarial loss [1]		(152)		(2,243)		(592)
Total before income taxes		(75)		(2,166)		(515)
Income tax benefit [3]		18		550		150
Net of tax	$	(57)	$	(1,616)	$	(365)
Gains on commodity contracts cash flow hedges						
Propane swap agreements [2]	$	3,508	$	6,651	$	2,428
Total before income taxes		3,508		6,651		2,428
Income tax expense [3]		(963)		(1,838)		(671)
Net of tax	$	2,545	$	4,813	$	1,757
Gains and (losses) on interest rate swap cash flow hedges:						
Interest rate swap agreements	$	(47)	$	(40)	$	60
Total before income taxes		(47)		(40)		60
Income tax expense [3]		12		12		(16)
Net of tax	$	(35)	$	(28)	$	44
Total reclassifications for the period	$	2,453	$	3,169	$	1,436

[1] These amounts are included in the computation of net periodic benefits. See Note 16, *Employee Benefit Plans*, for additional details.
[2] These amounts are included in the effects of gains and losses from derivative instruments. See Note 8, *Derivative Instruments*, for additional details.
[3] The income tax benefit is included in income tax expense in the accompanying consolidated statements of income.

16. EMPLOYEE BENEFIT PLANS

We measure the assets and obligations of the defined benefit pension plans and other postretirement benefits plans to determine the plans' funded status as of the end of the year. We record as a component of other comprehensive income/loss or a regulatory asset the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit costs.

Defined Benefit Pension Plans

At December 31, 2022 we sponsored two defined benefit pension plans: the FPU Pension Plan and the Chesapeake SERP.

During the fourth quarter of 2021, we formally terminated the Chesapeake Pension Plan. Accordingly, a portion of the pension settlement expense associated with the termination was allocated to our Regulated Energy operations and was recorded as regulatory assets, previously approved in all of the impacted jurisdictions. The remaining portion of the pension settlement expense totaling $0.6 million was recorded in other expense in our consolidated statement of income which reflected the amount allocated to our Unregulated Energy operations or was deemed not recoverable through the regulatory process.

The FPU Pension Plan, a qualified plan, covers eligible FPU non-union employees hired before January 1, 2005 and union employees hired before the respective union contract expiration dates in 2005 and 2006. Prior to the FPU merger, the FPU Pension Plan was frozen with respect to additional years of service and compensation, effective December 31, 2009.

The Chesapeake SERP, a nonqualified plan, is comprised of two sub-plans. The first sub-plan was frozen with respect to additional years of service and additional compensation as of December 31, 2004. The second sub-plan provides fixed payments for several executives who joined the Company as a result of an acquisition and whose agreements with the Company provided for this benefit.

The unfunded liability for all plans at both December 31, 2022 and 2021, is included in the other pension and benefit costs liability in our consolidated balance sheets.

Notes to the Consolidated Financial Statements

The following schedules set forth the funded status at December 31, 2022 and 2021 and the net periodic cost for the years ended December 31, 2022, 2021 and 2020 for the Chesapeake and FPU Pension Plans as well as the Chesapeake SERP:

At December 31,	Chesapeake Pension Plan		FPU Pension Plan		Chesapeake SERP	
	2022	2021	2022	2021	2022	2021
(in thousands)						
Change in benefit obligation:						
Benefit obligation — beginning of year	$ —	$ 6,146	$67,030	$ 70,366	$ 2,096	$ 2,212
Interest cost	—	141	1,781	1,714	50	48
Actuarial (gain) loss	—	(371)	(15,713)	(1,953)	(335)	(12)
Effect of settlement	—	(5,884)	—	—	—	—
Benefits paid	—	(32)	(3,157)	(3,097)	(152)	(152)
Benefit obligation — end of year	—	—	49,941	67,030	1,659	2,096
Change in plan assets:						
Fair value of plan assets — beginning of year	—	4,609	58,712	55,966	—	—
Actual return on plan assets	—	(237)	(9,552)	4,246	—	—
Employer contributions	—	1,544	200	1,597	152	152
Effect of settlement	—	(5,884)	—	—	—	—
Benefits paid	—	(32)	(3,157)	(3,097)	(152)	(152)
Fair value of plan assets — end of year	—	—	46,203	58,712	—	—
Accrued pension cost / funded status	$ —	$ —	$(3,738)	$ (8,318)	$ (1,659)	$ (2,096)
Assumptions:						
Discount rate	— %	2.50 %	5.25 %	2.75 %	5.00 %	2.50 %
Expected return on plan assets	— %	3.50 %	6.00 %	6.00 %	— %	— %

For the Years Ended December 31,	Chesapeake Pension Plan			FPU Pension Plan			Chesapeake SERP		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
(in thousands)									
Components of net periodic pension cost:									
Interest cost	$ —	$ 141	$176	$1,781	$1,714	$2,085	$ 50	$ 48	$ 63
Expected return on assets	—	(166)	(157)	(3,430)	(3,306)	(2,967)	—	—	—
Amortization of actuarial loss	—	257	243	466	612	552	28	28	20
Settlement expense	—	1,810	203	—	—	—	—	—	—
Net periodic pension cost	—	2,042	465	(1,183)	(980)	(330)	78	76	83
Amortization of pre-merger regulatory asset	—	—	—	—	—	—	—	—	—
Total periodic cost	$ —	$2,042	$465	$(1,183)	$(980)	$(330)	$ 78	$ 76	$ 83
Assumptions:									
Discount rate	— %	2.25 %	3.00 %	2.75 %	2.50 %	3.25 %	2.50 %	2.25 %	3.00 %
Expected return on plan assets	— %	3.50 %	3.50 %	6.00 %	6.00 %	6.00 %	— %	— %	— %

Our funding policy provides that payments to the trust of each qualified plan shall be equal to at least the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following schedule summarizes the assets of the FPU Pension Plan, by investment type, at December 31, 2022, 2021 and 2020:

Notes to the Consolidated Financial Statements

At December 31,	FPU Pension Plan		
	2022	**2021**	**2020**
Asset Category			
Equity securities	**53 %**	52 %	54 %
Debt securities	**38 %**	38 %	37 %
Other	**9 %**	10 %	9 %
Total	**100 %**	100 %	100 %

The investment policy of the FPU Pension Plan is designed to provide the capital assets necessary to meet the financial obligations of the plan. The investment goals and objectives are to achieve investment returns that, together with contributions, will provide funds adequate to pay promised benefits to present and future beneficiaries of the plan, earn a competitive return to increasingly fund a large portion of the plan's retirement liabilities, minimize pension expense and cumulative contributions resulting from liability measurement and asset performance, and maintain the appropriate mix of investments to reduce the risk of large losses over the expected remaining life of the plan.

The following allocation range of asset classes is intended to produce a rate of return sufficient to meet the FPU Pension Plan's goals and objectives:

Asset Allocation Strategy

Asset Class	Minimum Allocation Percentage	Maximum Allocation Percentage
Domestic Equities (Large Cap, Mid Cap and Small Cap)	14 %	32 %
Foreign Equities (Developed and Emerging Markets)	13 %	25 %
Fixed Income (Inflation Bond and Taxable Fixed)	29 %	47 %
Alternative Strategies (Long/Short Equity and Hedge Fund of Funds)	4 %	10 %
Diversifying Assets (High Yield Fixed Income, Commodities, and Real Estate)	2 %	6 %
Cash	0 %	5 %

Due to periodic contributions and different asset classes producing varying returns, the actual asset values may temporarily move outside of the intended ranges. The investments are monitored on a quarterly basis, at a minimum, for asset allocation and performance. At December 31, 2022 and 2021, the assets of the FPU Pension Plan were comprised of the following investments:

Notes to the Consolidated Financial Statements

	Fair Value Measurement Hierarchy			
For the Years Ended December 31,	**2022**		**2021**	
Asset Category	Total		Total	
(in thousands)				
Mutual Funds - Equity securities				
U.S. Large Cap [1]	$	**3,413**	$	4,302
U.S. Mid Cap [1]		**1,425**		1,835
U.S. Small Cap [1]		**692**		954
International [2]		**9,352**		10,863
Alternative Strategies [3]		**4,824**		5,888
		19,706		23,842
Mutual Funds - Debt securities				
Fixed income [4]		**15,343**		19,551
High Yield [4]		**2,269**		3,014
		17,612		22,565
Mutual Funds - Other				
Commodities [5]		**1,832**		2,297
Real Estate [6]		**1,709**		2,729
Guaranteed deposit [7]		**398**		497
		3,939		5,523
Total Pension Plan Assets in fair value hierarchy [8]		**41,257**		51,930
Investments measured at net asset value [9]		**4,946**		6,782
Total Pension Plan Assets	$	**46,203**	$	58,712

[1] Includes funds that invest primarily in United States common stocks.
[2] Includes funds that invest primarily in foreign equities and emerging markets equities.
[3] Includes funds that actively invest in both equity and debt securities, funds that sell short securities and funds that provide long-term capital appreciation. The funds may invest in debt securities below investment grade.
[4] Includes funds that invest in investment grade and fixed income securities.
[5] Includes funds that invest primarily in commodity-linked derivative instruments and fixed income securities.
[6] Includes funds that invest primarily in real estate.
[7] Includes investment in a group annuity product issued by an insurance company.
[8] All investments in the FPU Pension Plan are classified as Level 1 within the Fair Value hierarchy exclusive of the Guaranteed Deposit Account which is classified as Level 3.
[9] Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. These amounts are presented to reconcile to total pension plan assets.

At December 31, 2022 and 2021, our pension plan investments were classified under the same fair value measurement hierarchy (Level 1 through Level 3) described under Note 9, *Fair Value of Financial Instruments.* The Level 3 investments were recorded at fair value based on the contract value of annuity products underlying guaranteed deposit accounts, which was calculated using discounted cash flow models. The contract value of these products represented deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy and are presented in the table above to reconcile to total pension plan assets.

Notes to the Consolidated Financial Statements

The following table sets forth the summary of the changes in the fair value of Level 3 investments for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,	
	2022	**2021**
(in thousands)		
Balance, beginning of year	$ 497	$ 1,019
Purchases	208	3,160
Transfers in	3,270	5,914
Disbursements	(3,541)	(9,587)
Investment income (loss)	(36)	(9)
Balance, end of year	$ 398	$ 497

Other Postretirement Benefits Plans

We sponsor two defined benefit postretirement health plans: the Chesapeake Utilities Postretirement Plan ("Chesapeake Postretirement Plan") and the FPU Medical Plan. At December 31, 2022 and 2021, the funded status of the Chesapeake Postretirement Plan was $0.6 million and $0.9 million, respectively. The funded status of the FPU Medical Plan was $0.7 million and $1.0 million as of December 31, 2022 and 2021, respectively.

Net periodic postretirement benefit costs for the Chesapeake Postretirement Plan and the FPU Medical Plan were not material for the years ended December 31, 2022, 2021, and 2020.

The following table presents the amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive loss or as a regulatory asset as of December 31, 2022:

(in thousands)	FPU Pension Plan	Chesapeake SERP	Chesapeake Postretirement Plan	FPU Medical Plan	Total
Prior service credit	$ —	$ —	$ (216)	$ —	$ (216)
Net loss (gain)	14,540	295	597	(401)	15,031
Total	$ 14,540	$ 295	$ 381	$ (401)	$ 14,815
Accumulated other comprehensive loss (gain) pre-tax[1]	$ 2,763	$ 295	$ 381	$ (76)	$ 3,363
Post-merger regulatory asset	11,777	—	—	(325)	11,452
Total unrecognized cost	$ 14,540	$ 295	$ 381	$ (401)	$ 14,815

[1] The total amount of accumulated other comprehensive loss recorded on our consolidated balance sheet as of December 31, 2022 is net of income tax benefits of $0.9 million.

Pursuant to a Florida PSC order, FPU continues to record as a regulatory asset a portion of the unrecognized pension and postretirement benefit costs after the merger with Chesapeake Utilities related to its regulated operations, which is included in the above table as a post-merger regulatory asset. As of December 31, 2022, the pre-merger regulatory asset related to the FPU Pension and FPU Medical Plan was fully amortized.

Assumptions

The assumptions used for the discount rate to calculate the benefit obligations were based on the interest rates of high-quality bonds in 2022, considering the expected lives of each of the plans. In determining the average expected return on plan assets for the FPU Pension Plan, various factors, such as historical long-term return experience, investment policy and current and expected allocation, were considered. Since the FPU Pension Plan is frozen with respect to additional years of service and compensation, the rate of assumed compensation increases is not applicable.

The health care inflation rate for 2022 used to calculate the benefit obligation is 5 percent for medical and 6 percent for prescription drugs for the Chesapeake Postretirement Plan; and 5 percent for both medical and prescription drugs for the FPU Medical Plan.

Notes to the Consolidated Financial Statements

Estimated Future Benefit Payments

In 2023, we do not anticipate contributing to the FPU Pension Plan and expect to contribute $0.2 million to the Chesapeake SERP. We also expect to contribute less than $0.1 million to both the Chesapeake Postretirement Plan and FPU Medical Plan, in 2023.

The schedule below shows the estimated future benefit payments for each of the plans previously described:

(in thousands)	FPU Pension Plan[1]		Chesapeake SERP[2]		Chesapeake Postretirement Plan[2]		FPU Medical Plan[2]	
2023	$	3,432	$	151	$	60	$	57
2024	$	3,503	$	149	$	58	$	59
2025	$	3,648	$	162	$	55	$	59
2026	$	3,680	$	159	$	50	$	58
2027	$	3,675	$	156	$	48	$	59
Years 2028 through 2032	$	18,368	$	707	$	200	$	227

[1] The pension plan is funded; therefore, benefit payments are expected to be paid out of the plan assets.
[2] Benefit payments are expected to be paid out of our general funds.

Retirement Savings Plan

We sponsor a 401(k) Retirement Savings Plan which is offered to all eligible employees who have completed three months of service. We match 100 percent of eligible participants' pre-tax contributions to the Retirement Savings Plan up to a maximum of six percent of eligible compensation. The employer matching contribution is made in cash and is invested based on a participant's investment directions. In addition, we may make a discretionary supplemental contribution to participants in the plan, without regard to whether or not they make pre-tax contributions. Any supplemental employer contribution is generally made in our common stock. With respect to the employer match and supplemental employer contribution, employees are 100 percent vested after two years of service or upon reaching 55 years of age while still employed by us. New employees who do not make an election to contribute and do not opt out of the Retirement Savings Plan will be automatically enrolled at a deferral rate of three percent, and the automatic deferral rate will increase by one percent per year up to a maximum of ten percent. All contributions and matched funds can be invested among the mutual funds available for investment.

Employer contributions to our Retirement Savings Plan totaled $6.2 million, $5.9 million, and $5.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there were 798,586 shares of our common stock reserved to fund future contributions to the Retirement Savings Plan.

Non-Qualified Deferred Compensation Plan

Members of our Board of Directors and officers of the Company are eligible to participate in the Non-Qualified Deferred Compensation Plan. Directors can elect to defer any portion of their cash or stock compensation and officers can defer up to 80 percent of their base compensation, cash bonuses or any amount of their stock bonuses (net of required withholdings). Officers may receive a matching contribution on their cash compensation deferrals up to six percent of their compensation, provided it does not duplicate a match they receive in the Retirement Savings Plan. Stock bonuses are not eligible for matching contributions. Participants are able to elect the payment of deferred compensation to begin on a specified future date or upon separation from service. Additionally, participants can elect to receive payments upon the earlier or later of a fixed date or separation from service. The payments can be made in one lump sum or annual installments for up to 15 years.

All obligations arising under the Non-Qualified Deferred Compensation Plan are payable from our general assets, although we have established a Rabbi Trust to informally fund the plan. Deferrals of cash compensation may be invested by the participants in various mutual funds (the same options that are available in the Retirement Savings Plan). The participants are credited with gains or losses on those investments. Deferred stock compensation may not be diversified. The participants are credited with dividends on our common stock in the same amount that is received by all other stockholders. Such dividends are reinvested into our common stock. Assets held in the Rabbi Trust, recorded as Investments on the consolidated balance sheet, had a fair value of $10.6 million and $12.1 million at December 31, 2022 and 2021, respectively. The assets of the Rabbi Trust are at all times subject to the claims of our general creditors.

Notes to the Consolidated Financial Statements

Deferrals of officer base compensation and cash bonuses and directors' cash retainers are paid in cash. All deferrals of executive performance shares, which represent deferred stock units, and directors' stock retainers are paid in shares of our common stock, except that cash is paid in lieu of fractional shares. The value of our stock held in the Rabbi Trust is classified within the stockholders' equity section of the consolidated balance sheets and has been accounted for in a manner similar to treasury stock. The amounts recorded under the Non-Qualified Deferred Compensation Plan totaled $7.1 million and $7.2 million at December 31, 2022 and 2021, respectively, which are also shown as a deduction against stockholders' equity in the consolidated balance sheet.

17. SHARE-BASED COMPENSATION PLANS

Our non-employee directors and key employees have been granted share-based awards through our SICP. We record these share-based awards as compensation costs over the respective service period for which services are received in exchange for an award of equity or equity-based compensation. The compensation cost is based primarily on the fair value of the shares awarded, using the estimated fair value of each share on the date it was granted, and the number of shares to be issued at the end of the service period. We have 322,509 shares of common stock reserved for issuance under the SICP.

The table below presents the amounts included in net income related to share-based compensation expense for the awards granted under the SICP for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
(in thousands)			
Awards to non-employee directors	$ 959	$ 782	$ 733
Awards to key employees	5,479	5,163	4,096
Total compensation expense	6,438	5,945	4,829
Less: tax benefit	(1,663)	(1,535)	(1,254)
Share-based compensation amounts included in net income	$ 4,775	$ 4,410	$ 3,575

Non-employee Directors

Shares granted to non-employee directors are issued in advance of the directors' service periods and are fully vested as of the grant date. We record a deferred expense equal to the fair value of the shares issued and amortize the expense equally over a service period of one year or less.

Our directors receive an annual retainer of shares of common stock under the SICP for services rendered through the subsequent Annual Meeting of Shareholders. Accordingly, our directors that served on the Board as of May 2022 and 2021 each received 652 and 683 shares of common stock, respectively, with a weighted average fair value of $130.36 and $117.11 per share, respectively.

In July 2022, we announced the appointment of two new non-employee directors to our Board. These newly appointed directors were each granted a pro-rated share-based award of 526 shares through the SICP in accordance with the beginning of their service period. The associated expense is being recognized consistent with the methodology described above.

At December 31, 2022, there was $0.3 million of unrecognized compensation expense related to shares granted to non-employee directors. This expense will be recognized over the remaining service period ending in May 2023.

Officers and Key Employees

Our Compensation Committee is authorized to grant our key employees the right to receive awards of shares of our common stock, contingent upon the achievement of established performance goals and subject to SEC transfer restrictions once awarded. Our President and CEO has the right to issue awards of shares of our common stock, to other officers of the Company, contingent upon various performance goals and subject to SEC transfer restrictions.

We currently have several outstanding multi-year performance plans, which are based upon the successful achievement of long-term goals, growth and financial results and comprise both market-based and performance-based conditions and targets. The fair value per share, tied to a performance-based condition or target, is equal to the market price per share on the grant date. For the market-based conditions, we used the Monte Carlo valuation to estimate the fair value of each share granted.

Notes to the Consolidated Financial Statements

The table below presents the summary of the stock activity for awards to all officers:

	Number of Shares	Weighted Average Fair Value
Outstanding — December 31, 2020	186,878	$ 87.06
Granted	69,903	100.76
Vested	(53,147)	76.31
Expired	(852)	74.85
Forfeited [1]	(5,384)	93.39
Outstanding — December 31, 2021	197,398	94.15
Granted	69,620	117.61
Vested	(60,850)	90.60
Expired	(2,678)	91.42
Outstanding — December 31, 2022	203,490	$ 103.06

[1] In conjunction with the retirement of one key employee during 2020, these shares were forfeited for the remainder of the service periods associated with awards granted during their employment with the Company.

For the year ended December 31, 2022, we granted awards of 69,620 shares of common stock to officers under the SICP, including awards granted in February 2022 and to key employees thereafter appointed to officer positions. The shares granted are multi-year awards that will vest no later than the three-year service period ending December 31, 2024.

The intrinsic value of these awards was $24.0 million, $28.8 million, and $20.2 million at December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, there was $4.7 million of unrecognized compensation cost related to these awards, which is expected to be recognized through 2024.

In 2022, 2021 and 2020, we withheld shares with a value at least equivalent to the employees' minimum statutory obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities with the executives electing to receive the net shares. The below table presents the number of shares withheld /and amounts remitted to taxing authorities:

	For the Year Ended December 31,		
	2022	2021	2020
(amounts except shares, in thousands)			
Shares withheld to satisfy tax obligations	21,832	14,020	10,319
Amounts remitted to tax authorities to satisfy obligations	$ 2,838	$ 1,478	$ 977

Notes to the Consolidated Financial Statements

18. RATES AND OTHER REGULATORY ACTIVITIES

Our natural gas and electric distribution operations in Delaware, Maryland and Florida are subject to regulation by their respective PSC; Eastern Shore, our natural gas transmission subsidiary, is subject to regulation by the FERC; and Peninsula Pipeline and Aspire Energy Express, our intrastate pipeline subsidiaries, are subject to regulation (excluding cost of service) by the Florida PSC and Public Utilities Commission of Ohio, respectively.

Delaware

See the discussion below under *COVID-19 impact*.

Maryland

Customer Information System Regulatory Asset Petition: In July 2022, we filed a joint petition for our natural gas divisions in Maryland (Maryland Division, Sandpiper, and Elkton Gas) for the approval to establish a regulatory asset for non-capitalizable expenses related to the set-up and implementation of the Company's new Customer Information System ("CIS"). The petition was approved by the Maryland PSC in August 2022. A similar petition for our Florida Regulated Energy business units was filed during the same time frame and has not yet been scheduled on the Florida PSC Agenda. The Delaware Division has previously received approval for this accounting treatment. We have evaluated and selected the CIS with implementation anticipated to begin during the first quarter of 2023. The conversion is expected to be complete in the first quarter of 2025.

Ocean City Maryland Reinforcement: In March 2022, we filed a Section 7(f) - Request for Service Area Determination with the FERC regarding plans to extend our natural gas facilities across the Delaware/Maryland state line from Sussex County, Delaware, to Worcester County, Maryland, to provide a secondary feed to Sandpiper Energy. The FERC approved the Section 7(f) request on August 29, 2022. The project will increase the reliability of the existing distribution system in those areas while also expanding infrastructure to serve new customers. Construction has been initiated with estimated completion in early 2023.

Florida

Wildlight Expansion: In August 2022, Peninsula Pipeline and FPU filed a joint petition with the Florida PSC for approval of the Transportation Service Agreement between the parties associated with the Wildlight Expansion project. The Wildlight Expansion project will enable us to meet the significant growing demand for service in Yulee, Florida. The agreement and project have been structured to allow us to build the project alongside the construction and build-out of the development, and charge the reservation rate as each phase of the project goes into service. The agreement reflects the construction of pipeline facilities in two separate phases. Phase one will consist of three extensions with associated facilities, and a gas injection interconnect with associated facilities. Phase two will consist of two additional pipeline extensions. The various phases of the project are anticipated to be placed in service beginning in the first quarter of 2023, with construction on the overall project continuing through 2025. The petition was approved by the Florida PSC in November 2022.

Natural Gas Rate Case: In May 2022, our natural gas distribution businesses in Florida (FPU, FPU-Indiantown division, FPU-Fort Meade division and Chesapeake Utilities CFG division, collectively, "Florida natural gas distribution businesses") filed a consolidated natural gas rate case with the Florida PSC. The application included a request for the following: (i) permanent rate relief of approximately $24.1 million, effective January 1, 2023, (ii) a depreciation study also submitted with the filing; (iii) authorization to make certain changes to tariffs to include the consolidation of rates and rate structure across the businesses and to unify the Florida natural gas distribution businesses under FPU; (iv) authorization to retain the acquisition adjustment recorded at the time of the FPU merger in our revenue requirement; and (v) authorization to establish an environmental remediation surcharge for the purposes of addressing future expected remediation costs for FPU MGP sites. In August 2022, interim rates were approved by the Florida PSC in the amount of approximately $7.7 million on an annualized basis, effective for all meter readings in September 2022. The discovery process and subsequent hearings were concluded during the fourth quarter of 2022 and briefs were submitted during the same quarter of 2022. In January 2023, the Florida PSC approved the application for consolidation and permanent rate relief of approximately $17.2 million on an annual basis. Actual rates in connection with the rate relief were approved by the Florida PSC in February 2023 with an effective date of March 1, 2023.

Winter Haven Expansion Project: In May 2021, Peninsula Pipeline filed a petition with the Florida PSC for approval of its Transportation Service Agreement with CFG for an incremental 6,800 Dts/d of firm service in the Winter Haven, Florida area. As part of this agreement, Peninsula Pipeline constructed a new interconnect with FGT and a new regulator station for CFG. This additional firm service is supporting new incremental load due to growth, including providing service to a new can manufacturing facility, as well as providing reliability and operational benefits to CFG's existing distribution system in the area. In connection with Peninsula Pipeline's new regulator station, CFG also extended its distribution system to connect to the new station. The Transportation Service Agreement was approved by the Florida PSC in September 2021 and the project was placed in service during the third quarter of 2022.

Notes to the Consolidated Financial Statements

Beachside Pipeline Extension: In June 2021, Peninsula Pipeline and Florida City Gas entered into a Transportation Service Agreement for an incremental 10,176 Dts/d of firm service in Indian River County, Florida, to support Florida City Gas' growth along the Indian River's barrier island. As part of this agreement, Peninsula Pipeline will construct 11.3 miles of pipeline from its existing pipeline in the Sebastian, Florida area, which will travel east under the Intercoastal Waterway ("ICW") and southward on the barrier island. As required by Peninsula Pipeline's tariff and Florida Statutes, Peninsula Pipeline filed the required company and customer affidavits with the Florida PSC in June 2021 and the expected in-service date is during the first quarter of 2023.

St.Cloud / Twin Lakes Expansion: In July 2022, Peninsula Pipeline filed a petition with the Florida PSC for approval of its Transportation Service Agreement with our Florida natural gas division, FPU, for an additional 2,400 Dt/d of firm service in the St. Cloud, Florida area. As part of this agreement, Peninsula Pipeline will construct a pipeline extension and regulator station for FPU. The extension will be used to support new incremental load due to growth in the area, including providing service, most immediately, to the residential development, Twin Lakes. The expansion will also improve reliability and provide operational benefits to FPU's existing distribution system in the area, supporting future growth. The petition was approved by the Florida PSC on October 4, 2022. We expect this expansion to be in service by the second quarter of 2023.

Storm Protection Plan: In 2020, the Florida PSC implemented the Storm Protection Plan ("SPP") and Storm Protection Plan Cost Recovery Clause ("SPPCRC") rules, which require electric utilities to petition the Florida PSC for approval of a Transmission and Distribution Storm Protection Plan that covers the utility's immediate 10-year planning period with updates to the plan at least every 3 years. The SPPCR rules allow the utility to file for recovery of associated costs related to its SPP. Our Florida electric distribution operations' SPP and SPPCRC were filed during the first quarter of 2022 and approved in the fourth quarter of 2022 with modifications, by the Florida PSC. Rates associated with this initiative were effective in January 2023.

Eastern Shore

Southern Expansion Project: In January 2022, Eastern Shore submitted a prior notice filing with the FERC pursuant to blanket certificate procedures, regarding its proposal to install an additional compressor unit and related facilities at Eastern Shore's existing compressor station in Bridgeville, Sussex County, Delaware. The project will enable Eastern Shore to provide additional firm natural gas transportation service to an existing shipper on Eastern Shore's pipeline system. The project obtained FERC approval in January 2023 and is currently estimated to go into service in the fourth quarter of 2023.

Capital Cost Surcharge: In December 2022, Eastern Shore submitted a filing with the FERC regarding a capital cost surcharge to recover capital costs associated with mandated highway relocate projects that required the replacement of existing Eastern Shore facilities and a Pipeline and Hazardous Materials Safety Administration ("PHMSA") compliance project. The capital cost surcharge is an approved item in the settlement of Eastern Shore's last rate case. In conjunction with the filing of this surcharge, pursuant to the settlement agreement, a cumulative adjustment to the existing surcharge to reflect additional depreciation was included in this filing. The FERC issued an order approving the surcharge as filed on December 19, 2022. The combined revised surcharge became effective January 1, 2023.

COVID-19 Impact

In March 2020, the CDC declared a national emergency due to the rapidly growing outbreak of COVID-19. In response to this declaration and the rapid spread of COVID-19 within the United States, federal, state and local governments throughout the country imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These restrictions significantly impacted economic conditions in the United States in 2020 and continued to impact economic conditions, to a lesser extent, through 2021 and 2022. Chesapeake Utilities is considered an "essential business," which allowed us to continue operational activities and construction projects with appropriate safety precautions and personal protective equipment, while being mindful of the social distancing restrictions that were in place.

In response to the COVID-19 pandemic and related restrictions, we experienced reduced consumption of energy largely in the commercial and industrial sectors, higher bad debt expenses and incremental expenses associated with COVID-19, including expenditures associated with personal protective equipment and premium pay for field personnel. The additional operating expenses we incurred support the ongoing delivery of our essential services during these unprecedented times. In April and May 2020, we were authorized by the Maryland and Delaware PSCs, respectively, to record regulatory assets for COVID-19 related costs which offered us the ability to seek recovery of those costs. In July 2021, the Florida PSC issued an order that approved incremental expenses we incurred due to COVID-19. The order allowed us to establish a regulatory asset in a total amount of $2.1 million as of June 30, 2021 for natural gas and electric distribution operations. The regulatory asset is being amortized over two years and is recovered through the Purchased Gas Adjustment and Swing Service mechanisms for our natural gas distribution businesses and through the Fuel Purchased Power Cost Recovery clause for our electric division. As of December 31, 2022 and 2021, our total COVID-19 regulatory asset balance was $1.2 million and $2.3 million, respectively.

Notes to the Consolidated Financial Statements

In 2021 and 2022, restrictions were gradually lifted as vaccines became widely available in the United States. The various state of emergencies associated with the COVID-19 pandemic that were previously declared in our service territories have been terminated and we have adjusted our operating practices accordingly to ensure the safety of our operations and will take the necessary actions to comply with the CDC, and the Occupational Safety and Health Administration, as new developments occur.

Summary TCJA Table

Customer rates for our regulated business were adjusted as approved by the regulators, prior to 2020 except for Elkton Gas, which implemented a one-time bill credit in May 2020. The following table summarized the regulatory liabilities related to accumulated deferred taxes ("ADIT") associated with TCJA for our regulated businesses as of December 31, 2022 and 2021:

Operation and Regulatory Jurisdiction	Amount (in thousands)		Status
	December 31, 2022	December 31, 2021	
Eastern Shore (FERC)	$34,190	$34,190	Will be addressed in Eastern Shore's next rate case filing.
Chesapeake Delaware natural gas division (Delaware PSC)	$12,230	$12,591	PSC approved amortization of ADIT in January 2019.
Chesapeake Maryland natural gas division (Maryland PSC)	$3,703	$3,840	PSC approved amortization of ADIT in May 2018.
Sandpiper Energy (Maryland PSC)	$3,597	$3,656	PSC approved amortization of ADIT in May 2018.
Chesapeake Florida natural gas division/CFG (Florida PSC)	$7,846	$8,032	PSC issued order authorizing amortization and retention of net ADIT liability by the Company in February 2019.
FPU Natural Gas (excludes Fort Meade and Indiantown) (Florida PSC)	$19,074	$19,189	Same treatment on a net basis as Chesapeake Florida Gas Division (above).
FPU Fort Meade and Indiantown natural gas divisions (Florida PSC)	$259	$271	Same treatment on a net basis as Chesapeake Florida Gas Division (above).
FPU electric division (Florida PSC)	$4,993	$5,237	In January 2019, PSC issued order approving amortization of ADIT through purchased power cost recovery, storm reserve and rates.
Elkton Gas (Maryland PSC)	$1,059	$1,091	PSC approved amortization of ADIT in March 2018.

Regulatory Assets and Liabilities

At December 31, 2022 and 2021, our regulated utility operations recorded the following regulatory assets and liabilities included in our consolidated balance sheets. These assets and liabilities will be recognized as revenues and expenses in future periods as they are reflected in customers' rates.

	As of December 31,			
		2022		2021
(in thousands)				
Regulatory Assets				
Under-recovered purchased fuel, gas and conservation cost recovery [1][2]	$	**43,583**	$	9,199
Under-recovered GRIP revenue [3]		**1,705**		2,101
Deferred postretirement benefits [4]		**13,927**		16,749
Deferred conversion and development costs [1]		**23,653**		23,383
Acquisition adjustment [5]		**25,609**		27,182
Deferred costs associated with COVID-19 [6]		**1,233**		2,289
Deferred storm costs [7]		**27,687**		36,004
Other		**12,257**		7,060
Total Regulatory Assets	$	**149,654**	$	123,967
Regulatory Liabilities				
Self-insurance [8]	$	**339**	$	563
Over-recovered purchased fuel and conservation cost recovery [1]		**3,827**		1,073
Storm reserve [8]		**2,845**		2,829
Accrued asset removal cost [9]		**50,261**		47,887
Deferred income taxes due to rate change [10]		**87,690**		88,804
Interest related to storm recovery [7]		**1,207**		2,146
Other		**1,851**		1,498
Total Regulatory Liabilities	$	**148,020**	$	144,800

[1] We are allowed to recover the asset or are required to pay the liability in rates. We do not earn an overall rate of return on these assets.

[2] At December 31, 2022, includes $21.2 million being recovered over a three year period primarily concentrated in our electric division. Per Florida PSC approval, our electric division was allowed to recover these amounts over an extended period of time in an effort to reduce the impact of increased commodity prices to our customers. Recovery of these costs began in January 2023.

[3] The Florida PSC allowed us to recover through a surcharge, capital and other program-related-costs, inclusive of an appropriate return on investment, associated with accelerating the replacement of qualifying distribution mains and services (defined as any material other than coated steel or plastic) in FPU's natural gas distribution, Fort Meade division and Chesapeake Utilities' CFG division. We are allowed to recover the asset or are required to pay the liability in rates related to GRIP.

[4] The Florida PSC allowed FPU to treat as a regulatory asset the portion of the unrecognized costs pursuant to ASC Topic 715, *Compensation - Retirement Benefits*, related to its regulated operations. This balance also includes the portion of pension settlement expense associated with the termination of the Chesapeake Pension Plan pursuant to an order from the FERC and the respective PSCs that allowed us to defer Eastern Shore, Delaware and Maryland Divisions' portion. See Note 16, *Employee Benefit Plans*, for additional information.

[5] We are allowed to include the premiums paid in various natural gas utility acquisitions in Florida in our rate bases and recover them over a specific time period pursuant to the Florida PSC approvals. We paid $34.2 million of the premium in 2009, including a gross up for income tax, because it is not tax deductible, and $0.7 million of the premium paid by FPU in 2010.

[6] We deferred as regulatory assets the net incremental expense impact associated with the net expense impact of COVID-19 as authorized by the stated PSCs.

[7] The Florida PSC authorized us to recover regulatory assets (including interest) associated with the recovery of Hurricanes Michael and Dorian storm costs which will be amortized between 6 and 10 years. Recovery of these costs includes a component of an overall return on capital additions and regulatory assets.

[8] We have storm reserves in our Florida regulated energy operations and self-insurance for our regulated energy operations that allow us to collect through rates amounts to be used against general claims, storm restoration costs and other losses as they are incurred.

[9] See Note 1, *Summary of Significant Accounting Policies*, for additional information on our asset removal cost policies.

[10] We recorded a regulatory liability for our regulated businesses related to the revaluation of accumulated deferred tax assets/liabilities as a result of the TCJA. The liability will be amortized over a period between 5 to 80 years based on the remaining life of the associated property. Based upon the regulatory proceedings, we will pass back the respective portion of the excess accumulated deferred taxes to rate payers. See Note 11, *Income Taxes*, for additional information.

Notes to the Consolidated Financial Statements

19. ENVIRONMENTAL COMMITMENTS AND CONTINGENCIES

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require us to remove or remediate, at current and former operating sites, the effect on the environment of the disposal or release of specified substances.

MGP Sites

We have participated in the investigation, assessment or remediation of, and have exposures at, seven former MGP sites. We have received approval for recovery of clean-up costs in rates for sites located in Salisbury, Maryland; Seaford, Delaware; and Winter Haven, Key West, Pensacola, Sanford and West Palm Beach, Florida.

As of December 31, 2022 and 2021, we had approximately $4.3 million and $5.2 million, respectively, in environmental liabilities, related to the former MGP sites. As of December 31, 2022 and 2021, we have cumulative regulatory assets of $0.8 million and $1.3 million, respectively, for future recovery of environmental costs for customers. Specific to FPU's four MGP sites in Key West, Pensacola, Sanford and West Palm Beach, FPU has approval to recover, from insurance and from customers through rates, up to $14.0 million of its environmental costs related to its MGP sites. As of December 31, 2022 and 2021, we have recovered approximately $13.3 million and $12.9 million, respectively, leaving approximately $0.7 million and $1.1 million, respectively, in regulatory assets for future recovery of environmental costs from FPU's customers.

Environmental liabilities for our MGP sites are recorded on an undiscounted basis based on the estimate of future costs provided by independent consultants. We continue to expect that all costs related to environmental remediation and related activities, including any potential future remediation costs for which we do not currently have approval for regulatory recovery, will be recoverable from customers through rates.

Remediation is ongoing for the MGP's in Winter Haven and Key West in Florida and in Seaford, Delaware and the remaining clean-up costs are estimated to be between $0.3 million to $0.9 million for these three sites. The Environmental Protection Agency has approved a "site-wide ready for anticipated use" status for the Sanford, Florida MGP site, which is the final step before delisting a site. The remaining remediation expenses for the Sanford MGP site are immaterial.

The remedial actions approved by the Florida Department of Environmental Protection have been implemented on the east parcel of our West Palm Beach Florida site. Similar remedial actions have been initiated on the site's west parcel, and construction of active remedial systems are expected to be completed in 2023. We expect the costs to clean-up the site to be between $3.3 million to $14.2 million, including any potential costs associated with future redevelopment of the properties.

20. OTHER COMMITMENTS AND CONTINGENCIES

Natural Gas, Electric and Propane Supply

In March 2020, our Delmarva Peninsula natural gas distribution operations entered into asset management agreements with a third party to manage their natural gas transportation and storage capacity. The agreements were effective as of April 1, 2020 and expire in March 2023.

FPU natural gas distribution operations and Eight Flags have separate asset management agreements with Emera Energy Services, Inc. to manage their natural gas transportation capacity. These agreements commenced in November 2020 and expire in March 2029.

Chesapeake Utilities' Florida Division has firm transportation service contracts with FGT and Gulfstream. Pursuant to a capacity release program approved by the Florida PSC, all of the capacity under these agreements has been released to various third parties. Under the terms of these capacity release agreements, Chesapeake Utilities is contingently liable to FGT and Gulfstream should any party, that acquired the capacity through release, fail to pay the capacity charge. To date, Chesapeake Utilities has not been required to make a payment resulting from this contingency.

FPU's electric supply contracts require FPU to maintain an acceptable standard of creditworthiness based on specific financial ratios. FPU's agreement with Florida Power & Light Company requires FPU to meet or exceed a debt service coverage ratio of 1.25 times based on the results of the prior 12 months. If FPU fails to meet this ratio, it must provide an irrevocable letter of credit or pay all amounts outstanding under the agreement within five business days. FPU's electric supply agreement with Gulf Power requires FPU to meet the following ratios based on the average of the prior six quarters: (a) funds from operations interest coverage ratio (minimum of 2 times), and (b) total debt to total capital (maximum of 65 percent). If FPU fails to meet the requirements, it has to provide the supplier a written explanation of actions taken, or proposed to be taken, to become compliant. Failure to comply with the ratios specified in the Gulf Power agreement could also result in FPU having to provide

Notes to the Consolidated Financial Statements

an irrevocable letter of credit. As of December 31, 2022, FPU was in compliance with all of the requirements of its supply contracts.

Eight Flags provides electricity and steam generation services through its CHP plant located on Amelia Island, Florida. In June 2016, Eight Flags began selling power generated from the CHP plant to FPU pursuant to a 20-year power purchase agreement for distribution to our electric customers. In July 2016, Eight Flags also started selling steam pursuant to a separate 20-year contract, to the landowner on which the CHP plant is located. The CHP plant is powered by natural gas transported by FPU through its distribution system and Peninsula Pipeline through its intrastate pipeline.

The total purchase obligations for natural gas, electric and propane supplies are as follows:

Year	2023	2024-2025	2026-2027	Beyond 2027	Total
(in thousands)					
Purchase Obligations	$ 83,521	$ 82,815	$ 71,327	$ 144,768	$ 382,431

Corporate Guarantees
The Board of Directors has authorized us to issue corporate guarantees securing obligations of our subsidiaries and to obtain letters of credit securing our subsidiaries' obligations. The maximum authorized liability under such guarantees and letters of credit as of December 31, 2022 was $20.0 million. The aggregate amount guaranteed at December 31, 2022 was approximately $13.5 million with the guarantees expiring on various dates through November 30, 2023. In addition, the Board has authorized us to issue specific purpose corporate guarantees. The amount of specific purpose guarantees outstanding at December 31, 2022 was $11.1 million, including a guarantee issued in July 2022 in the amount of $7.1 million associated with the Florida natural gas rate case.

As of December 31, 2022, we have issued letters of credit totaling approximately $5.8 million related to the electric transmission services for FPU's electric division, the firm transportation service agreement between TETLP and our Delaware and Maryland divisions, the capacity agreement between NEXUS and Aspire, and our current and previous primary insurance carriers. These letters of credit have various expiration dates through October 25, 2023. There have been no draws on these letters of credit as of December 31, 2022. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, with the participation of other Company officials, have evaluated our "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of December 31, 2022. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

CHANGE IN INTERNAL CONTROLS

In response to the COVID-19 pandemic and social distancing restrictions that were initially established in our service territories, we implemented our pandemic response plan which included having office staff work remotely to promote social distancing in efforts to reduce the ongoing spread of COVID-19. As vaccines became widely available and states of emergency in all of our service territories expired, we adjusted our operating practices accordingly to ensure the safety of our operations and continue to take the necessary actions to comply with the CDC, and the Occupational and Safety and Health Administration, as new developments occur. During the quarter ended December 31, 2022, our modified pandemic response plan did not result in a change in the design or operations of our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. There has been no change in internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during the quarter ended December 31, 2022, that materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

Our Chief Executive Officer and Chief Financial Officer have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. In addition, on June 2, 2022, our Chief Executive Officer certified to the NYSE that he was not aware of any violation by us of the NYSE corporate governance listing standards.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in an updated report entitled "Internal Control - Integrated Framework," issued in May 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has evaluated and concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm, Baker Tilly US, LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its attestation report which appears under Part II, *Item 8. Financial Statements and Supplementary Data*.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE.

We have adopted a Code of Ethics that applies to our Principal Executive Officer, President, Principal Financial Officer, Principal Accounting Officer, Treasurer, Assistant Treasurer, Corporate Controller and persons performing similar functions, which is a "code of ethics" as defined by applicable rules of the SEC. This Code of Ethics is publicly available on our website at https://www.chpk.com. If we make any amendments to this code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Corporate Controller, or persons performing similar functions, we intend to disclose the nature of the amendment or waiver, its effective date and to whom it applies by posting such information on our website at the address and location specified above.

The remaining information required by this Item is incorporated herein by reference to the sections of our Proxy Statement captioned "Election of Directors (Proposal 1)," "Governance Trends and Director Education," "Corporate Governance Practices," "Board of Directors and its Committees" and "Delinquent Section 16(a) Reports."

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated herein by reference to the sections of our Proxy Statement captioned "Director Compensation," "Executive Compensation" and "Compensation Discussion and Analysis".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated herein by reference to the sections of our Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated herein by reference to the section of our Proxy Statement captioned "Corporate Governance Practices" and "Director Independence."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated herein by reference to the portion of the Proxy Statement captioned "Fees and Services of Independent Registered Public Accounting Firm." The Company's independent registered public accounting firm is Baker Tilly US, LLP, PCAOB ID: (23)

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as part of this Annual Report:

(a)(1) All of the financial statements, reports and notes to the financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

(a)(2) Schedule II—Valuation and Qualifying Accounts.

(a)(3) The Exhibits below.

•	Exhibit 1.1	Equity Distribution Agreement dated August 17, 2020, by and between Chesapeake Utilities Corporation and each of RBC Capital Markets, LLC, BofA Securities, Inc., Wells Fargo Securities, LLC, Janney Montgomery Scott LLC, Guggenheim Securities, LLC, Maxim Group LLC, Sidoti & Company, LLC, and Siebert Williams Shank & Co., LLC is incorporated herein by reference to Exhibit 1.1 of our Current Report on Form 8-K, filed August 17, 2020, File No. 001-11590.
•	Exhibit 3.1	Amended and Restated Certificate of Incorporation of Chesapeake Utilities Corporation is incorporated herein by reference to Exhibit 3.1 of our Quarterly Report on Form 10-Q for the period ended June 30, 2010, File No. 001-11590.
•	Exhibit 3.2	Amended and Restated Bylaws of Chesapeake Utilities Corporation, effective December 4, 2012, are incorporated herein by reference to Exhibit 3 of our Current Report on Form 8-K, filed December 7, 2012, File No. 001-11590.
•	Exhibit 3.3	First Amendment to the Amended and Restated Bylaws of Chesapeake Utilities Corporation, effective December 3, 2014, is incorporated herein by reference to Exhibit 3.3 of our Annual Report on Form 10-K for the year ended December 31, 2014, File No. 001-11590.
•	Exhibit 3.4	Second Amendment to the Amended and Restated Bylaws of Chesapeake Utilities Corporation, effective November 2, 2016, is incorporated herein by reference to Exhibit 3.3 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, File No. 001-11590.
•	Exhibit 3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Chesapeake Utilities Corporation, is incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K, filed May 9, 2017, File No. 001-11590.
•	Exhibit 3.6	Certificate of Elimination of Series A Participating Cumulative Preferred Stock of Chesapeake Utilities Corporation, is incorporated herein by reference to Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2017, File No. 001-11590.
•	Exhibit 3.7	Third Amendment to the Amended and Restated Bylaws of Chesapeake Utilities Corporation, effective May 8, 2019, is incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K, filed May 14, 2019, File No. 001-11590.
•	Exhibit 4.1	Note Agreement dated October 31, 2008, among Chesapeake Utilities Corporation, as issuer, General American Life Insurance Company and New England Life Insurance Company, relating to the private placement of Chesapeake Utilities Corporation's 5.93% Senior Notes due 2023.†
•	Exhibit 4.2	Note Agreement dated June 29, 2010, among Chesapeake Utilities Corporation, as issuer, Metropolitan Life Insurance Company and New England Life Insurance Company, relating to the private placement of Chesapeake Utilities Corporation's 5.68% Senior Notes due 2026 and Chesapeake Utilities Corporation's 6.43% Senior Notes due 2028.†
•	Exhibit 4.3	Note Agreement dated September 5, 2013, among Chesapeake Utilities Corporation, as issuer, and certain note holders, relating to the private placement of Chesapeake Utilities Corporation's 3.73% Senior Notes due 2028 and Chesapeake Utilities Corporation's 3.88% Senior Notes due 2029.†

- Exhibit 4.4   Private Shelf Agreement dated October 8, 2015, between Chesapeake Utilities Corporation, as issuer, and Prudential Investment Management Inc., relating to the private placement of Chesapeake Utilities Corporation's 3.25% Senior Notes due 2032, 3.98% Senior Notes due 2039, 3.0% Senior Notes due 2035, and the sale of other Chesapeake Utilities Corporation unsecured Senior Notes from time to time, is incorporated herein by reference to Exhibit 4.1 of our Quarterly Report on Form 10-Q for the period ended September 30, 2015, File No. 001-11590.

- Exhibit 4.5   First Amendment to Private Shelf Agreement dated September 14, 2018, between Chesapeake Utilities Corporation, as issuer, and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), and other purchasers that may become party thereto. †

- Exhibit 4.6   Master Note Agreement dated March 2, 2017, among Chesapeake Utilities Corporation, as issuer, NYL Investors LLC, and other certain note holders that may become party thereto from time to time relating to the private placement of Chesapeake Utilities Corporation's 3.48% Senior Notes due 2038 and Chesapeake Utilities Corporation's 3.58% Senior Notes due 2038, and Chesapeake Utilities Corporation's 2.96% Senior Notes due 2035. †

- Exhibit 4.7   Note Purchase Agreement, dated August 25, 2021, by and among Chesapeake Utilities Corporation, MetLife Insurance K.K., Thrivent Financial For Lutherans, CMFG Life Insurance Company, and American Memorial Life Insurance Company relating to the placement of Chesapeake Utilities Corporations's 2.49% Senior Notes due 2037. †

- Exhibit 4.8   Private Shelf Agreement, dated March 2, 2017, by and among Chesapeake Utilities Corporation, Metropolitan Life Insurance Company, and MetLife Investment Management, LLC, relating to the private placement of Chesapeake Utilities Corporation's 2.95% Senior Notes due 2042.†

- Exhibit 4.9   First Amendment to Private Shelf Agreement, dated May 14, 2020, by and among Chesapeake Utilities Corporation, Metropolitan Life Insurance Company, and MetLife Investment Management, LLC. †

- Exhibit 4.10   Third Amendment to Private Shelf Agreement dated February 8, 2023, between Chesapeake Utilities Corporation, as issuer, and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), and other purchasers that may become party thereto is filed herewith.

- Exhibit 4.11   Second Amendment to Private Shelf Agreement, dated February 21, 2023, by and among Chesapeake Utilities Corporation, Metropolitan Life Insurance Company, and MetLife Investment Management, LLC is filed herewith.

- Exhibit 4.12   Description of Chesapeake Utilities Corporation's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, is incorporated by reference to Exhibit 4.10 of our Annual Report on Form 10-K for the year ended December 31, 2021, File No. 001-11590.

- Exhibit 10.1*   Chesapeake Utilities Corporation Cash Bonus Incentive Plan, effective January 1, 2015, is incorporated herein by reference to our Proxy Statement dated March 31, 2015, in connection with our Annual Meeting held on May 6, 2015, File No. 001-11590.

- Exhibit 10.2*   Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan, effective May 2, 2013 is incorporated herein by reference to our Proxy Statement dated March 29, 2013 in connection with our Annual Meeting held on May 2, 2013, File No. 001-11590.

- Exhibit 10.3*   Non-Qualified Deferred Compensation Plan, effective January 1, 2014, is incorporated herein by reference to Exhibit 10.8 of our Annual Report on Form 10-K for the year ended December 31, 2013, File No. 001-11590.

- Exhibit 10.4*   Chesapeake Utilities Corporation Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009, is incorporated herein by reference to Exhibit 10.27 of our Annual Report on Form 10-K for the year ended December 31, 2008, File No. 001-11590.

- Exhibit 10.5*   First Amendment to the Chesapeake Utilities Corporation Supplemental Executive Retirement Plan as amended and restated effective January 1, 2009, is incorporated herein by reference to Exhibit 10.30 of our Annual Report on Form 10-K for the year ended December 31, 2010, File No. 001-11590.

- Exhibit 10.6

Revolving Credit Agreement dated October 8, 2015, between Chesapeake Utilities Corporation and PNC Bank, National Association, Bank of America, N.A., Citizens Bank N.A., Royal Bank of Canada and Wells Fargo Bank, National Association as lenders, is incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the period ended September 30, 2015, File No. 001-11590.

- Exhibit 10.7

First Amendment dated February 25, 2016 to the Revolving Credit Agreement dated October 8, 2015, between Chesapeake Utilities Corporation and PNC Bank, National Association, Bank of America, N.A., Citizens Bank N.A., Royal Bank of Canada and Wells Fargo Bank, National Association as lenders, is incorporated herein by reference to Exhibit 10.24 of our Annual Report on Form 10-K for the year ended December 31, 2015, File No. 001-11590.

- Exhibit 10.8

Credit Agreement, dated November 28, 2017, by and between Chesapeake Utilities Corporation and Branch Banking and Trust Company is incorporated herein by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-11590.

- Exhibit 10.9*

Form of Performance Share Agreement, effective February 25, 2019 for the period January 1, 2019 to December 31, 2021, pursuant to Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan by and between Chesapeake Utilities Corporation and Jeffry M. Householder is incorporated herein by reference to Exhibit 10.24 of our Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-11590.

- Exhibit 10.10*

Note Agreement dated September 28, 2022, among Chesapeake Utilities Corporation, as issuer, PGIM, Inc. (formerly known as Prudential Investment Management, Inc.) and each of its affiliates relating to the private placement of Chesapeake Utilities Corporation's 5.43% Senior Notes due 2038.†

- Exhibit 10.11

Term Note dated January 31, 2019 issued by Chesapeake Utilities Corporation in favor of Branch Banking & Trust Company is incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 30, 2019, File No. 001-11590.

- Exhibit 10.12

Term Loan Credit Agreement, dated January 31, 2019, by and between Chesapeake Utilities Corporation and Branch Banking and Trust Company is incorporated herein by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended March 30, 2019, File No. 001-11590.

- Exhibit 10.13*

Executive Retirement Agreement dated October 9, 2019, between Chesapeake Utilities Corporation and Stephen C. Thompson is incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, File No. 001-11590.

- Exhibit 10.14

Note Purchase Agreement dated November 19, 2019, between Chesapeake Utilities Corporation, The Guardian Life Insurance Company of America, The Guardian Insurance & Annuity Company, Inc., Berkshire Life Insurance Company of America, Thrivent Financial for Lutherans, United of Omaha Life Insurance Company, and CMFG Life Insurance Company is incorporated herein by reference to our Current Report on Form 8-K filed on November 20, 2019, File No. 001-11590.

- Exhibit 10.15*

Form of Performance Share Agreement, effective December 3, 2019 for the period 2019 to 2021, pursuant to Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan by and between Chesapeake Utilities Corporation and each of Jeffry M. Householder, Beth W. Cooper, James F. Moriarty and Kevin Webber is incorporated herein by reference to Exhibit 10.26 to our Annual Report on Form 10-K for the year ended December 31, 2019, File No. 001-11590.

- Exhibit 10.16*

Form of Performance Share Agreement dated February 22, 2023 for the period 2023-2025, pursuant to Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan by and between Chesapeake Utilities Corporation and each of Jeffry M. Householder, Beth W. Cooper, James F. Moriarty, Kevin Webber and Jeffrey S. Sylvester is filed herewith.

- Exhibit 10.17*   Form of Performance Share Agreement, effective February 25, 2020 for the period 2020 to 2022, pursuant to Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan by and between Chesapeake Utilities Corporation and each of Jeffry M. Householder, Beth W. Cooper, James F. Moriarty and Kevin Webber is incorporated herein by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the year ended December 31, 2019, File No. 001-11590.

- Exhibit 10.18*   Form of Performance Share Agreement, effective February 24, 2021, for the period 2021 to 2023, pursuant to the Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan by and between Chesapeake Utilities Corporation and each of Jeffry M. Householder, Beth W. Cooper, James F. Moriarty, Kevin Webber, and Jeffrey S. Sylvester is incorporated herein by reference to Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2021, File No. 001-11590.

- Exhibit 10.19   Loan Agreement dated April 24, 2020, between Chesapeake Utilities Corporation and PNC Bank, National Association is incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, File No. 001-11590.

- Exhibit 10.20   Loan Agreement dated April 27, 2020, between Chesapeake Utilities Corporation and Bank of America, N.A. is incorporated herein by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, File No. 001-11590.

- Exhibit 10.21   Revolving Line of Credit Note dated April 24, 2020 issued by Chesapeake Utilities Corporation in favor of PNC Bank, National Association is incorporated herein by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, File No. 001-11590.

- Exhibit 10.22   Promissory Note dated April 22, 2020, issued by Chesapeake Utilities Corporation and in favor of Bank of America, N.A. is incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, File No. 001-11590.

- Exhibit 10.23   Credit Agreement dated May 29, 2020, between Chesapeake Utilities Corporation and Citizens Bank National Association is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-11590.

- Exhibit 10.24   Loan Agreement dated May 6, 2020 between Chesapeake Utilities Corporation and Royal bank of Canada is incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-11590.

- Exhibit 10.25   Form of Revolving Loan Note in favor of Citizens Bank National Association is incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-11590.

- Exhibit 10.26   Form of Revolving Credit Note in favor of Royal Bank of Canada is incorporated herein by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-11590.

- Exhibit 10.27   Credit Agreement, dated September 30, 2020, by and between Chesapeake Utilities Corporation, PNC Bank, National Association, and several other financial institutions named therein is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, File No. 001-11590.

- Exhibit 10.28   Amended and Restated Credit Agreement, dated August 12, 2021, by and between Chesapeake Utilities Corporation, PNC Bank, National Association, and several other financial institutions named therein is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-11590

- Exhibit 10.29*   Executive Employment Agreement, dated December 16, 2021, by and between Chesapeake Utilities Corporation and Jeffrey S. Sylvester is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 20, 2021, File No. 001-11590

- Exhibit 10.30*   Executive Employment Agreement, dated December 16, 2021, by and between Chesapeake Utilities Corporation and Jeffry M. Householder is incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on December 20, 2021, File No. 001-11590

- Exhibit 10.31*   Executive Employment Agreement, dated December 16, 2021, by and between Chesapeake Utilities Corporation and Beth W. Cooper is incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on December 20, 2021, File No. 001-11590

- Exhibit 10.32*   Executive Employment Agreement, dated December 16, 2021, by and between Chesapeake Utilities Corporation and James F. Moriarty is incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on December 20, 2021, File No. 001-11590

- Exhibit 10.33*   Executive Employment Agreement, dated December 16, 2021, by and between Chesapeake Utilities Corporation and Kevin J. Webber is incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on December 20, 2021, File No. 001-11590

- Exhibit 10.34*   Form of Performance Share Agreement, effective February 23, 2022, for the period 2022 to 2024, pursuant to the Chesapeake Utilities Corporation 2013 Stock and Incentive Compensation Plan by and between Chesapeake Utilities Corporation and each of Jeffry M. Householder, Beth W. Cooper, James F. Moriarty, Kevin J. Webber, and Jeffrey S. Sylvester is incorporated herein by reference to Exhibit 10.34 to our Annual Report on Form 10-K for the year ended December 31, 2021, File No. 001-11590.

- Exhibit 21   Subsidiaries of the Registrant is filed herewith.

- Exhibit 23.1   Consent of Independent Registered Public Accounting Firm is filed herewith.

- Exhibit 31.1   Certificate of Chief Executive Officer of Chesapeake Utilities Corporation pursuant to Exchange Act Rule 13a-14(a) and 15d – 14(a), is filed herewith.

- Exhibit 31.2   Certificate of Chief Financial Officer of Chesapeake Utilities Corporation pursuant to Exchange Act Rule 13a-14(a) and 15d – 14(a), is filed herewith.

- Exhibit 32.1   Certificate of Chief Executive Officer of Chesapeake Utilities Corporation pursuant to 18 U.S.C. Section 1350, is filed herewith.

- Exhibit 32.2   Certificate of Chief Financial Officer of Chesapeake Utilities Corporation pursuant to 18 U.S.C. Section 1350, is filed herewith.

- Exhibit 101.INS XBRL Instance Document is filed herewith.

- Exhibit 101.SCH XBRL Taxonomy Extension Schema Document is filed herewith.

- Exhibit 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document is filed herewith.

- Exhibit 101.DEF XBRL Taxonomy Extension Definition Linkbase Document is filed herewith.

- Exhibit 101.LAB XBRL Taxonomy Extension Label Linkbase Document is filed herewith.

- Exhibit 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document is filed herewith.

- Exhibit 104   Cover Page Interactive Data File - formatted in Inline XBRL and contained in Exhibit 101.

*   Management contract or compensatory plan or agreement.

†   These agreements have not been filed herewith pursuant to Item 601(b)(4)(v) of Regulation S-K under the Securities Act of 1933, as amended. We hereby agree to furnish copies to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY.

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, Chesapeake Utilities Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


CHESAPEAKE UTILITIES CORPORATION


By: /s/ JEFFRY M. HOUSEHOLDER
_____
Jeffry M. Householder
President, Chief Executive Officer and Director
February 22, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ JEFFRY M. HOUSEHOLDER	/s/ BETH W. COOPER
Jeffry M. Householder	Beth W. Cooper, Executive Vice President,
President, Chief Executive Officer and Director	Chief Financial Officer, Treasurer
February 22, 2023	and Assistant Corporate Secretary
	(Principal Financial and Accounting Officer)
	February 22, 2023
/s/ JOHN R. SCHIMKAITIS	/s/ DENNIS S. HUDSON, III
John R. Schimkaitis	Dennis S. Hudson, III, Director
Chair of the Board and Director	February 22, 2023
February 22, 2023	
/s/ LISA G. BISACCIA	/s/ LILA A. JABER
Lisa G. Bisaccia, Director	Lila A. Jaber, Director
February 22, 2023	February 22, 2023
/s/ THOMAS J. BRESNAN	/s/ PAUL L. MADDOCK, JR.
Thomas J. Bresnan, Director	Paul L. Maddock, Jr., Director
February 22, 2023	February 22, 2023
/s/ RONALD G. FORSYTHE, JR.	/s/ CALVERT A. MORGAN, JR.
Dr. Ronald G. Forsythe, Jr., Director	Calvert A. Morgan, Jr., Director
February 22, 2023	February 22, 2023
/s/ STEPHANIE N. GARY	/s/ DIANNA F. MORGAN
Stephanie N. Gary, Director	Dianna F. Morgan, Director
February 22, 2023	February 22, 2023
/s/ THOMAS P. HILL, JR.	/s/ SHEREE M. PETRONE
Thomas P. Hill, Jr., Director	Sheree M. Petrone, Director
February 22, 2023	February 22, 2023

Chesapeake Utilities Corporation and Subsidiaries
Schedule II
Valuation and Qualifying Accounts

For the Year Ended December 31,	Balance at Beginning of Year	Additions: Charged to Income	Additions: Other Accounts [1]	Deductions [2]	Balance at End of Year
(In thousands)					
Reserve Deducted From Related Assets					
Reserve for Uncollectible Accounts					
2022	$ 3,141	$ 1,550	$ 172	$ (1,986)	$ 2,877
2021	$ 4,785	$ 134	$ (125)	$ (1,653)	$ 3,141
2020	$ 1,337	$ 3,827	$ 613	$ (992)	$ 4,785

[1] Recoveries and other allowance adjustments.
[2] Uncollectible accounts charged off.

Corporate Information

CORPORATE OFFICE

Chesapeake Utilities Corporation
500 Energy Lane
Dover, DE 19901

Telephone: 302.734.6799

Website: *www.chpk.com*

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
c/o Chesapeake Utilities Corporation
P.O. Box 43006
Providence, RI 02940-3078

Toll-Free Telephone
(in US and Canada): 877.498.8865

Outside of US and Canada: 781.575.2879

Website: *www.computershare.com/investor*

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

The Dividend Reinvestment and Direct Stock Purchase Plan provides flexible investment options for those who wish to invest in the Company. Common stock holders can have their dividends automatically reinvested to purchase additional shares directly through the Plan and/or send in additional optional cash investments at any time to increase their holdings. New investors can purchase shares directly through the Plan. For more information, please contact the Company's transfer agent (Computershare) as stated above.

ANALYST INFORMATION

Beth W. Cooper
Executive Vice President, Chief Financial Officer, Treasurer and Assistant Corporate Secretary

bcooper@chpk.com

Alex S. Whitelam
Head of Investor Relations

awhitelam@chpk.com

COMMON STOCK AND DIVIDEND INFORMATION

CPK
LISTED
NYSE   NYSE: CPK

Chesapeake Utilities Corporation's common stock is traded on the New York Stock Exchange under the symbol **CPK**.

QUARTER ENDED 2022	PRICE RANGE			DIVIDENDS DECLARED PER SHARE*
	HIGH	LOW	CLOSE	
MARCH 31	$ 146.30	$ 125.39	$ 137.76	$0.4800
JUNE 30	$ 142.39	$ 117.43	$ 129.55	$0.5350
SEPTEMBER 30	$ 138.49	$ 114.49	$ 115.39	$0.5350
DECEMBER 31	$ 126.85	$ 105.79	$ 118.18	$0.5350

QUARTER ENDED 2021	PRICE RANGE			DIVIDENDS DECLARED PER SHARE*
	HIGH	LOW	CLOSE	
MARCH 31	$ 121.04	$ 99.64	$ 116.08	$0.4400
JUNE 30	$ 124.94	$ 113.49	$ 120.33	$0.4800
SEPTEMBER 30	$ 133.40	$ 117.41	$ 120.05	$0.4800
DECEMBER 31	$ 146.07	$ 120.77	$ 145.81	$0.4800

* Declaration of dividends is at the discretion of the Board of Directors. Dividends in 2022 and 2021 were paid quarterly.

PUBLIC INFORMATION AND SEC FILINGS

Our latest news and filings with the Securities and Exchange Commission (SEC), including Forms 10-K, 10-Q and 8-K, are available to view or request a printed copy, free of charge, at our website, *www.chpk.com*.

If you wish to request a printed copy of any of the Company's publications by mail, please send your written request to Investor Relations at the Corporate Office.

INVESTOR RELATIONS/ SHAREHOLDER SERVICES

Heidi W. Watkins
Shareholder Services Manager

Telephone (toll free): 888.742.5275

hwatkins@chpk.com

 



CHESAPEAKE UTILITIES CORPORATION

500 Energy Lane | Dover, Delaware 19901 USA | **chpk.com**